10/4

04045264

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aiful Corporation

*CURRENT ADDRESS

PROCESSED

OCT 04 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4802 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dw

DAT : 10/4/04

EXHIBIT 5

File No. 82-4802

FASF MEMBERSHIP

RECEIVED
2004 OCT -4 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 10, 2004

Year-End Financial Statements (Consolidated)

For the year ended March 31, 2004

AIFUL Corporation (8515)

Head office:	Kyoto City
Representative:	Yoshitaka Fukuda President and Chief Executive Officer
Inquiries:	Kenichi Kayama, General Manager Public Relations Department TEL (03) 3274-3560
Listing exchanges	Tokyo, Osaka
Date of the Board of Directors' meeting to approve financial statements:	May 10, 2004
Company adopted G.A.A.P.	No

Note: U.S. accounting standards have not been adopted for the purposes of these statements.

3-31-04
AR/S

1. Consolidated Business Results for the Year Ended March 31, 2004 (April 1, 2003 – March 31, 2004)

(1) Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

(In millions of yen - except per share data)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal Year Ended March 31, 2004	473,477	5.3%	112,566	(3.0)%	112,446	0.6%
Fiscal Year Ended March 31, 2003	449,458	13.2%	115,995	4.2 %	111,797	6.4%

	Net Income		Net Income per Share (Yen)	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Shareholder's Equity Ratio	Operating Revenue to Ordinary Income Ratio
Fiscal Year Ended March 31, 2004	62,548	4.4%	660.98	–	12.1%	4.9%	23.7%
Fiscal Year Ended March 31, 2003	59,910	70.9%	637.59	–	13.2%	5.2%	24.9%

Notes: 1. Equity method investment gain or loss for: Fiscal year ended March 31, 2004: - million yen
Fiscal year ended March 31, 2003: - million yen
2. Average number of shares during: Fiscal year ended March 31, 2004: 94,467,918 shares
Fiscal year ended March 31, 2003: 93,810,102 shares
3. Changes in accounting policies: No
4. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Consolidated Financial Position

(In millions of yen - rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal Year Ended March 31, 2004	2,332,761	547,503	23.5	5,794.58
Fiscal Year Ended March 31, 2003	2,282,113	485,991	21.3	5,143.45

Note: Number of shares issued and outstanding: As of March 31, 2004: 94,467,134 shares
As of March 31, 2003: 94,468,362 shares

(3) Consolidated Cash Flows

(In millions of yen - rounded down, except where noted)

	Cash flow from Operating Activities	Cash flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalents at the End of the Period
Fiscal Year Ended March 31, 2004	(42,734)	6,370	3,097	98,329
Fiscal Year Ended March 31, 2003	(90,062)	(57,172)	131,652	131,643

(4) Consolidated companies and companies to which equity method accounting applies

Number of consolidated subsidiaries: 9 companies
Number of non-consolidated subsidiaries accounted for by the equity method: 0 companies
Number of affiliated companies accounted for by the equity method: 0 companies

(5) Changes in application of consolidated accounting and equity method accounting

Consolidated subsidiaries (Newly included): 0 companies (Excluded): 0 companies
Equity method accounting (Newly included): 0 companies (Excluded): 0 companies

2. Fiscal Year 2005 Full Year Projections (April 1, 2004 - March 31, 2005)

(In millions of yen, rounded down)

	Operating Revenue	Ordinary Income	Net Income
Interim Period Ending, September 30, 2004	246,223	56,800	29,610
Fiscal Year Ending March 31, 2005	500,685	128,000	65,542

Reference:
Projected earnings per share for fiscal year 2005 (Fiscal year ending March 31, 2005): 693.81 yen

Caution Relating to Results Projections:
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

(Supplementary Data)

1. State of the Group

The AIFUL Group is composed of AIFUL Corporation and nine related companies, four non-consolidated subsidiaries and one affiliated company. The principal business of the Company is providing consumer finance services. The Company is also developing its secured loan business, as well as conducting activities in businesses such as real estate-related operations.

	Business Classification	AIFUL & subsidiaries	Business Descriptions
Finance Business	Consumer finance business	Aiful Corporation Tryto Corporation Life Co., Ltd	The Company and its subsidiaries provide small, unsecured loans for consumers.
Finance Business	Real estate-secured loan business	Aiful Corporation	The Company provides real estate-secured loans.
Finance Business	Business loan operations	Aiful Corporation Businext Corporation City's Corporation	The Company and its subsidiaries lend to small businesses.
Finance Business	Shinpan credit business	Aiful Corporation Life Co., Ltd	The Company and its subsidiary offer credit card shopping, per-item credit, loans and guarantees for consumers.
Finance Business	Debt-collection business	AsTry Loan Services Corporation	The Company specializes in the management and collection of a full range of receivables and loans.
Other	Real estate business	Marutoh K.K.	The Company buys, sells, leases, brokers and mediates real estate.
Other		City Green Co., Ltd.	Holding company for City's Corporation.

*1 On April 1, 2004, Life Co., Ltd., took over operations relating to the credit card and installment sales businesses of Sanyo Shinpan Co., Ltd. in a merger and divestiture, with Life Co., Ltd. as the succeeding company.

*2 Tryto Corporation was created through the April 1, 2004 merger of Happy Credit Corporation, Shinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., following the divestiture of its credit card and installment sales businesses, with Happy Credit Corporation as the surviving company and a change in the company name to Tryto Corporation.

The organizational chart for the Company's businesses is as follows:



AIFUL Corporation
Finance Business
Other
Consumer finance business
Real estate-secured loan business
Business loan operations
Shinpan credit business
Debt-collection business
Real estate business
Consolidated subsidiary Tryto Corporation
Consolidated subsidiary Life Co., Ltd.
Consolidated subsidiary Businext Corporation
Consolidated subsidiary City's Corporation
Consolidated subsidiary Life Co., Ltd.
Consolidated subsidiary AsTry Loan Services Corporation
Consolidated subsidiary Marutoh K.K.
Consumers

*1 City Green Co., Ltd. is not listed above, since it is a holding company of City's Corporation, and is not active in business.

*2 On April 1, 2004, Life Co., Ltd. took over operations relating to the credit card and installment sales businesses of Sanyo Shinpan Co., Ltd. in a merger and divestiture, with Life Co., Ltd. as the succeeding company.

*3 Tryto Corporation was created through the April 1, 2004 merger of Happy Credit Corporation, Shinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., following the divestiture of its credit card and installment sales businesses, with Happy Credit Corporation as the surviving company and a change in the company name to Tryto Corporation.

2. Management Policies

(1) Basic Management Policies

AIFUL's primary mission is to earn the support of the general public. The Company's efforts to prioritize customer convenience and become a reliable and creative general financial Group are a reflection of this basic stance. This basic policy motivates the Company's endeavors to expand business and become a source of profit for customers, stakeholders and employees into the future.

(2) Basic Policies on Profit Distribution

The AIFUL Group's basic dividend policy is to consistently distribute profits to shareholders on the basis of a comprehensive assessment of the economic and financial situation and the Company's own business performance.

Based on this policy, AIFUL aims to distribute profits to shareholders and maximize shareholder value via medium to long-term profit growth. Internal reserves are to be used to extend loans, as well as in strategic investments that contribute to the expansion of the earnings base for the Group as a whole, while working to improve business results and management efficiency so that AIFUL continues to meet the expectations of all its shareholders.

(3) Management Indicator Objectives

AIFUL believes that its position in the financial industry makes it essential for management to increase efficiency in its use of assets and the returns gained on those assets. AIFUL has set 3% as a concrete medium-term goal for ROA.

(4) Medium and Long-Term Business Strategies

Japan's consumer credit market is currently worth approximately 60.7 trillion yen, a total that includes 14.8 trillion yen in retail credit and 35.3 trillion yen in consumer loans (excluding deposit and savings-secured loans). Consumer finance companies in particular have continued to see high growth in the consumer loan market, expanding from a 9.0% share in 1990 to a 29.0% share, worth some 10.2 trillion yen, in 2001. The consumer loan market seems likely to grow for the next three to five years, but AIFUL's medium to long-term market predictions suggest that the market is likely to mature in the near future. Consequently, the Company has established the goal of becoming a general retail-sector financial company as its key management strategy.

In order to realize this goal, AIFUL is further promoting management strategies geared toward diversifying product lineups and sales channels. The Company will also secure the brand value of each group company while also producing synergistic effects through affiliations and efficient market development. With its three existing product categories of unsecured loans, small real estate-secured loans, and small business loans retaining their central role, AIFUL will introduce cash flow credit as part of its product diversification strategy, thus developing and marketing new products designed to satisfy customer needs.

With regard to product diversification, we are currently working to expand our product and service lineups to cater to the ever-widening needs of our customers. At present, we offer consumer-finance products such as unsecured loans, real estate secured loans, and business loans. At a group-wide level, we are also expanding into such services as credit cards, other credit services, and guarantees. Fundamentally, AIFUL is aiming to put in place a structure in which each group company provides customers with a full selection of products and services in a form that suits the customer best. In so doing, the company will cater to each and every need consumers bring to the retail industry. Moving on to strategies to diversify channels to new customers, in addition to strengthening existing channels at each company, AIFUL will form affiliations with companies active in other industries. Establishing new companies, purchasing companies through M&A, and utilizing new infrastructure such as the Internet: all these initiatives and more will tie into offering customers new levels of convenience.

(5) Basic Stance with Regard to Corporate Governance and Current Status of Related Policies

AIFUL considers speed in decision-making, the establishment of management supervisory functions, and the reinforcement of compliance and disclosure to be its basic policies for the enhancement of corporate governance. Our corporate governance, operations, management supervisory and internal controls, and risk management systems are as indicated below.

Corporate Governance at AIFUL



General Meeting of Shareholders
Auditor
Audit
Articles of Incorporation
Board of Directors' Regulations
Board of Directors' meetings
(Held weekly, speedy decision-making)
Directors (One year term of appointment)
Audit
Board of Auditors' Regulations/
Auditing Standards for Auditors
Board of Auditors
4 auditors
(Includes 2 external auditors)
Meetings
Reports
Branding project
Management/ supervision
Compliance Committee
(Committee Chairman: Representative Director, Committee Members: Include external lawyers
Regulations, etc
Compliance Hotline
(Internal notification system)
Feedback
Investors
AIFUL divisions
Management Planning Div.
(Risk Committee)
(Information Management Bureau)
Group Company Control Section
(Control of Group companies)
Inspection Dept.
(Including inspection of Group companies)
Training Dept.
Legal Dept.
Customer Service Center
Auditing and partnership with Group companies
Guidance
Supervision
Internal auditing
Support
Education
Guidance/ education
Loan Business Div.
(One division each for eastern and western Japan)
Loan Business Dept.
(8 departments nationwide)
Branch groups
(150 groups nationwide)
Branches
(1,563 branches nationwide)
Investor Relations Office
PR Dept.
Finance Div.
Opinions of investors
Timely disclosure/ provision of information
Capital procurement
Inquiries
Participation/advice
Audit
Response
External lawyers
Audit
Group companies
Directors of each company
Audit
Auditors of each company
Questions, inquiries and complaints
Customers (About 2.25 million)

Status of Corporate Governance Strategies

i) Management Control System and Other Corporate Governance Structures Relating to Management Decision Making, Business Execution and Monitoring at AIFUL

a. Speedy Management Decision-Making

In a measure aimed at speedy management decision-making, the AIFUL Board of Directors meets weekly to fully discuss and examine management issues and business opportunities facing the Company, as well as strategies to address them. Speedy management decisions follow these discussions.

b. Establishment of Management Supervisory Functions

With regard to the management supervisory function, AIFUL employs an auditor system, which has four auditors, including two external auditors. The auditors not only monitor management through attendance at the weekly Board of Directors meetings, but also attend the Compliance Committee and work in close cooperation with the Inspection Department, the internal audit department, to establish a preventative auditing system. Moreover, the auditors of the Company and each Group company work in conjunction with the Company Control Section and the Inspection Department to establish the auditing system at Group companies as well.

c. Enhancement of Compliance System

In its efforts to enhance legal compliance, AIFUL has had an Inspection Department and Legal Department in place for some time. In addition to this, the Company established a Compliance Committee, which includes lawyers and other external members, with responsibility for questioning the Board of Directors, in April 2002. At monthly meetings, the Compliance Committee gathers risk information, implements preventative measures, and conducts employee education based on the committee guidelines, working to reinforce compliance systems throughout the whole company.

Other steps taken here include the formulation and distribution to each and every Group employee of the "AIFUL Group Ethical Code," as well as the establishment of a hotline in the Personnel and Inspection Departments for discussion of breaches of the code. In addition to the establishment of a new Compliance Hotline in the Legal Department in June 2003, the Company standardized its internal notification system, establishing a structure that prevents breaches of the law and internal regulations before they happen.

Moreover, AIFUL has also established a Customer Service Center within the Legal Department to respond promptly to customer inquiries and complaints, with the aim of increasing customer satisfaction and reinforcing the legal compliance system, which includes guidance and education for the Marketing Department in cooperation with the Compliance Committee.

d. Enhancing Disclosure

With regard to enhancing disclosure, AIFUL works to give concrete form to corporate governance not only by publishing information outside of the company, but also by providing regular feedback to Board of Directors' meetings and departmental managers on the opinions and desires of shareholders and investors.

Based on this management policy aiming for highly transparent management, the Public Relations Department and Investor Relations Office specialize in the area of disclosure (Investor Relations became an independent office in October 2003 in order to strengthen its functions). The department and the office consistently work on full disclosure that is easy –to understand. Their activities include the disclosure of information through press releases, settlement data books and similar materials, as well as providing information and briefings for the domestic and foreign mass media, investors and analysts. AIFUL's investor relations website (http://www.ir.aiful.co.jp) was comprehensively revitalized in April 2003 with the aim of further improving disclosure.

e. Establishment Status of Risk Management System

With regard to its risk management system, AIFUL has established a system in which the Risk Management Committee within the Management Planning Division primarily gathers information on latent and apparent risk within the Company, and conducts crisis management in cooperation with related departments, including the Investor Relations Office, Public Relations Department and Legal Department. Moreover, the Company has launched a personal information disclosure project to address this problem, establishing a comprehensive system to prevent the disclosure of personal information.

ii) Existence of Personal, Financial, Business or Any Other Beneficial Relationship Between the Company, and the External Directors, External Auditors and the Auditors of the Company

There is no business or other beneficial relationship between the Company and its external auditors. There is no special beneficial relationship between the Company and its auditing firm, which is the auditor, or its employees who take part in auditing.

(6) Brand Strategy Policies

In October 1999, AIFUL commenced a branding project that cut horizontally across the entire company. To date, this project has been responsible for generating a wide range of proposals related to the company's branding initiatives. From April 2003 onwards, the system has been revitalized by bringing it under the direct control of top management, which has positioned it as its highest priority.

Under the new project, "A Company for Security and Creation" was selected as the concept to unify the large number of different AIFUL brands. Adopting improvement in corporate value, itself based upon progress in customer satisfaction and employee satisfaction, as the primary goal for brand strategies, AIFUL plans to in turn boost investor satisfaction. In this manner, the company will make real 'Prosperity for All,' the management ideal outlined in its corporate principles.

(7) Challenges

During fiscal 2003, the macro-economic indicators for the Japanese economy showed signs of recovery. These signs included a 14.6% reduction in the number of corporate bankruptcies, the first year-on-year decline in four years. There was also an improvement in the Business Conditions Diffusion Index for manufacturing and non-manufacturing industries, large companies and small and medium-sized enterprises in the Bank of Japan's Short-term Economic Survey of Enterprises in Japan (*Tankan*) for March. Share prices also reacted to this, and the Nikkei Average share price rose 46.9% in fiscal 2003. However, uncertainty about the outlook for the economy, including the slump in consumer spending due to anxiety about employment and income, has not been completely eliminated.

In this environment, the consumer finance industry has been unable to avoid a significant increase in loan loss expenses. Although the unemployment rate is falling, it remains high, and while the rate of increase in personal bankruptcy is also dropping, the level is still higher

than last year. Moreover, major banking groups have strengthened their strategies in the retail sector, and consequently competition for share will become even fiercer in the overall market, which now extends beyond the retail credit segment.

To prevail in this competition, AIFUL has added subsidiaries such as Life Co., Ltd., a major credit card and installment sales company, and Businext Corporation, a small business loan company, to the Group, and prepared the groundwork to become a general retail finance company with products and marketing channels that can adapt to any situation. Pursuing synergistic effects derived from the combination of each group company's management assets—reflecting the brand concept of reliability and creativity—and endeavoring to ensure stable revenues, AIFUL will continue to build on this foundation of thorough, efficient management.

3. Results of Operations

(1) Summary of Operations

Business Environment

During the current consolidated fiscal year, the tone of recovery in the Japanese economy strengthened with the resolution of recessionary factors such as the war in Iraq and SARS. This recovery was evidenced in rising exports backed by an upturn in the global economy, increased corporate earnings due to the progress of restructuring, and an improvement in the unemployment rate, which had been continuing to rise. On the other hand, the environment for consumers continued to be difficult, due to factors including the impact of bird flu, prolonged deflation and flat consumer spending.

In this environment, the AIFUL Group and the consumer finance industry as a whole was confronted by a rise in loan loss expenses due to a higher number of personal bankruptcies than in the previous year, and a decline in demand for borrowing among customers as a result of a feeling of uncertainty about the economic outlook.

Based on this business environment, the AIFUL Group has stepped outside of the consumer finance industry as described earlier, and has been aiming to become a general retail finance company that targets the entire consumer credit market. The Company has continued to promote diversification of products and sales channels. Moreover, each company that belongs to the Group has been establishing a brand value based on the unified concept of "A Company for Security and Creation." At the same time they have been working in cooperation to display synergistic effects and strengthen the Group, they have also been striving to develop efficient operations.

Operations

(1. AIFUL Corporation)

During the fiscal year under review, AIFUL's loan business witnessed the company pursuing product diversification strategies in unsecured loans, real-estate secured loans, and business loans to more comprehensively cater to customer needs. These efforts tied into solid progress in loan balances at the end of the period.

AIFUL also promoted a "scrap and build" policy for the rebuilding of its branch network, opening three branches and closing twenty. This brought the total number of branches to 1563 at the end of the consolidated fiscal year, with 544 staffed branches, 1,018 unstaffed branches, and one branch dedicated to providing secured loans.

In an expansion of deposit and withdrawal facilities, AIFUL forged new alliances with 14 banks and one company with a total of 8,039 CD-ATMs. This brought the number of CD-ATMs to which AIFUL customers have access to 59,717, including AIFUL's own ATMs.

The number of new customers gained during the current consolidated fiscal year was 355,000, a decline of 12.3% over the previous year, and the number of new applications for unsecured loans was 555,000, a reduction of 7.6%. These declines were due to the persistent reluctance of customers to borrow, as a result of deterioration in the income and employment environment and a sense of economic uncertainty, as well as caution in the granting of credit to guard against a future rise in loan loss expenses.

Despite this environment, the proportion of new customers who sign up for AIFUL services via the Internet, be it via personal computer or mobile phone, has risen steadily to 9.1% with the spread of the Internet.

AIFUL MasterCard, the Company's credit card arm, has been proactively developing a variety of affiliate cards with the aim of gaining a wider range of customers. This includes the issue of an affiliate card aimed at members of DriverStand, the major car accessory store, which began in April 2003.

As a result of the foregoing, AIFUL's outstanding loans at the end of the consolidated fiscal year stood at 1,451,638 million yen, with 1,081,057 million yen in unsecured loans, 342,637 million yen in real estate-secured loans, and 27,943 million yen in loans to small businesses.

With regard to bad loans, loan loss expenses were up 20.3% over the previous year to 109,223 million yen due to factors such as the increase in the number of personal bankruptcies and high unemployment rate. The number of applications for personal bankruptcy (reported by the Supreme Court), which has a major impact on bad debts in the consumer finance industry, began to see a decline in the rate of increase in July 2003 and decreased 11.5% compared with the previous year in November 2003. This was the first double-digit decline for about nine years since September 1994, and the figures have subsequently recorded negative year-on-year growth.

In its guarantees business, which is being reinforced as a new source of revenues, in addition to unsecured and unguaranteed personal loans, AIFUL is also active in providing guarantees for loans to small businesses, making use of the expertise the Company has cultivated in the

provision of credit and screening for small business loans. At the end of the current consolidated fiscal year, AIFUL had partnerships for the provision of loan guarantees with 38 financial institutions, with 27,317 million yen in guarantees.

In order to reconcile high quality customer service with improving efficiency in operations and cutting costs, AIFUL is promoting the integration of its marketing operations conducted separately throughout its 544 staffed branches nationwide, with the operation of two contact centers, one each in eastern and western Japan, in addition to the operation of automatic loan contract machines and free dial services for inquiries and applications in its inbound operations.

Moreover, to accompany these changes in the marketing structure, AIFUL has also made changes to its organizational structure to enable more efficient operations.

(2. Life Co., Ltd.)

During the current consolidated fiscal year, Life Co., Ltd. continued to concentrate on making the steady shift in its asset portfolio from a low earnings structure to a high earnings structure. This included pouring management resources into credit card shopping, per-item credit, and other consumer loan businesses, with the aim of establishing a stable earnings base. Moreover, Life issued an Unsecured Bond for the first time in March 2003 in order to further consolidate its financial structure by establishing a balanced and stable fund procurement environment and diversifying its fund raising channels.

In its credit card business, Life began the successive issue of joint credit cards with major home appliance retailer Eiden Co., Ltd., and home center major Sanwado Co., Ltd., in April 2003, seeking to steadily increase the number of cardholders. In proper cards, it has also launched new products, which include the issue of the TakaCARD, a fan club card for professional soccer player Naohiro Takahara, and the Odoru LIFECARD, a tie-up card with the popular movie *Bayside Shakedown* (*Odoru Daisosasen*), in the field of entertainment cards. Together with cards that had already been issued, such as the GLAY Card and the ATASHIn'CHI credit card, the new cards form an enhanced product line up.

The number of Life credit card holders topped one million in June 2003. Seizing this opportunity to improve its brand image, Life announced a "Life Card Holders Top One Million Campaign," and ran a promotion offering the largest benefits in the industry. Moreover, in the expansion of its credit card cash advance business, Life commenced new partnerships with 11 banks, bringing the number of partner financial institutions and credit card companies to 493, and enabling Life customers to access about 120,000 CD-ATMs.

As a result of the foregoing, the total number of credit card holders at the end of the current consolidated fiscal year rose 1,190,000 over the same time the previous year to 11,030,000.

In its per-item credit business, Life aggressively expanded its network of affiliated stores and conducted sales promotions, along with strengthening its marketing system through a concentration of branch operations focused on increasing the volume of business and accumulating high quality assets.

In its consumer finance business, Life opened 39 new branches and closed five branches, bringing the total number of Life Cashing Plazas to 198. In January 2004, Life opened the new concept store Life Card Shinjuku Store. In collaboration with other industries, it primarily issues credit cards; its strengths are its ability to attract customers and its immediate issuing functions. Life will continue to boost its acquisition of new customers by enhancing its network of stores.

In its guarantees business, Life sought to expand the bank loan guarantee products for which it can ensure a favorable guarantee rate, and commenced new partnerships with 31 banks, bringing its number of guarantee partners to 97 banks.

As a result of the foregoing, Life's total balance of loans, installment receivables and credit guarantee installment receivables was 702,202 million yen, up 3.9% compared with the previous year. This included 213,981 million yen in off-balance sheet receivables resulting from securitization. The breakdown of this figure was as follows: credit card shopping up 11.6% to 71,508 million yen, per-item credit up 2.8% to 175,635 million yen, credit card cash advances up 9.1% to 339,137 million yen, credit guarantee installment receivables down 9.8% to 106,290 million yen, and other businesses down 23.4% to 9,628 million yen.

Meanwhile, volume of business was up 15.8% to 320,245 million yen for credit card shopping, down 6.9% to 134,512 million yen for per-item credit, down 0.2% to 305,886 million yen for loans, including credit card cash advances and Play Cards, and down 10.7% to 29,823 million yen for the guarantees business.

(3. Other Group Companies)

While continuing to screen their customers carefully in view of the current economic environment, Businext Corporation, a company that provides loans to small business, and City's Corporation, have made efforts to gain new, high quality customers. As a result, the balance of loans at the end of the consolidated fiscal year was 27,591 million yen at Businext, and 31,214 million yen at City's.

In addition, AIFUL acquired the shares of Kokusai Capital Co., Ltd., a venture capital company, during the current consolidated fiscal year, and turned it into a subsidiary on March 31. Turning Kokusai Capital, which has built up expertise in the venture capital business over many years, into a subsidiary will give AIFUL access to expertise in the provision of business funding in the new form of investment. This will make it possible for the Group to be involved in the provision of funds to small and medium-sized enterprises and start up companies, both in terms of loans and investment.

In other developments, three consumer finance subsidiaries, Happy Credit Corporation, Shinwa Co., Ltd., and Sanyo Shinpan Co., Ltd., carried out a merger on April 1, 2004, with Happy Credit Corporation as the surviving company, conducting business under the new name of

Tryto Corporation. The merger took place after Sanyo Shinpan Co., Ltd., had divested its credit card and installment sales businesses to Life Co., Ltd., on April 1, 2004. The objective of the merger was to make the most appropriate allocation of operating assets, including Group company stores and personnel, and to further improve management efficiency.

As a result of the foregoing, AIFUL and it subsidiaries had 1,907,655 million yen in outstanding loans, 247,551 million yen in installment receivables, 133,610 million yen in credit guarantee installment receivables, and 10,205 million yen in other business at the end of the current consolidated fiscal year.

The amounts above include 213,981 million yen in off-balance sheet loans due to securitization (including 120,715 million yen in outstanding loans and 93,266 million yen in installment receivables.)

On April 26, 2004, having obtained the approval of the Tokyo District Court, AIFUL concluded a sponsor agreement with the administrator of TCM. Co. Ltd., a company undergoing reorganization. AIFUL is now providing support for the rapid reorganization of TCM in line with its reorganization plan, and for the development of its business.

Capital Procurement

AIFUL procured capital during the year in a variety of ways: borrowing 109.5 billion yen through securitization methods, issuing standard domestic bonds to the sum of 80 billion yen, and taking out syndicated loans overseas. These activities constituted a continued diversification of the company's capital procurement avenues. In addition to strengthening its relationship with existing business partner financial institutions, AIFUL also added seven new financial institutions as business partners, increasing the soundness of its capital procurement base. Moreover, the Company increased its proportion of fixed interest capital procurement by purchasing interest caps in order to hedge against the risk of future increases in interest rates.

These efforts will continue into the future as AIFUL seeks to develop new classes of investors through active investor relations, and continues to diversify the techniques whereby it obtains access to a low-cost, stable source of capital.

Operating Results

As a result of the above activities, operating revenue for the year jumped 5.3%, to 473,477 million yen for the consolidated fiscal year. AIFUL's operating revenue climbed 3.2% to 334,977 million yen, comprising 70.7% of the Group's revenues. Life recorded operating revenue of 111,575 million yen, an increase of 9.0% year-on-year, comprising 23.6% of the Group's revenues. Of that total, 429,512 million yen, or 90.7%, was accounted for by operating interest on loans, 23,648 million yen, or 5.0%, by revenue from installment receivables, 5,562 million yen, or 1.2%, by guarantees revenue, and 14,754 million yen, or 3.1%, by other revenue.

AIFUL's operating interest on loans accounts for 76.1% of the Group's consolidated operating interest on loans. This figure can be broken down into 81.3% in unsecured loans, 16.7% in real estate-secured loans, and 2.0% in business loans.

Operating expenses for the AIFUL Group totaled 360,911 million yen. AIFUL's operating expenses accounted for 66.4%, or 239,739 million yen, of this total, while Life's operating expenses accounted for 27.6%, or 99,780 million yen. Total Group operating expenses can be broken down into 157,339 million yen, or 43.6%, for loan loss expenses accompanying the continuation of the poor employment and income environment, as well as the high level of unemployment and personal bankruptcy, despite the beginning of some signs of improvement. There was also 38,164 million yen, or 10.6%, in financial expenses, 19,962 million yen, or 5.5%, in advertising expenses, 42,212 million yen, or 11.7%, in personnel expenses, and 21,502 million yen, or 6.0%, in commissions paid.

The 2,061 million yen in write-down of consolidation adjustment account accrued with the purchases of Life Co., Ltd. and Sinwa Co., Ltd. was recorded as an operating expense.

As a result of the foregoing, consolidated operating income for the fiscal year fell 3.0% to 112,566 million yen, ordinary income was up 0.6% to 112,446 million yen, and net income increased 4.4% to 62,548 million yen. AIFUL's operating income fell 10.9% to 95,238 million yen, ordinary income dropped 7.6% to 98,932 million, and net income declined 4.0% to 53,086 million yen.

Fiscal 2005 Outlook

In terms of the outlook for the future, while signs of a recovery for the Japanese economy have been appearing in the GDP growth rate, economic trend indicators and macro-economic indicators, uncertainty seems likely to persist. In the consumer finance industry, although the increase in the unemployment rate and number of personal bankruptcies has stabilized, uncertainty remains at a high level. Therefore, there are currently concerns that the environment with regard to loan losses will remain difficult.

In response to these challenges, AIFUL will continue to set unambiguous goals for itself as it commits the energies of the entire group to increasing its balances for high-quality loans. Working for maximal cost reductions and all-round improvements in management performance, the company will maintain steady flows of income.

In the year ending March 2005, we predict a 5.7% rise to 500,685 million yen in consolidated operating income, a 13.8% increase to 128,000 million yen in ordinary income, and a 4.8% increase to 65,542 million yen in net income. We forecast that AIFUL's non-consolidated operating income will increase 1.9% to 341,287 million yen, ordinary income will grow 13.2% to 112,000 million yen, and net income will rise 10.8% to 58,839 million yen.

(2) Financial Situation

Assets

Loans totaled 1,786,940 million yen, an increase of 7.0% over the previous year. This was primarily due to steady increases in Group loans. AIFUL's loans rose 2.7% to 1,451,638 million yen, Life's loans rose 47.8% to 218,422 million yen, and Businext's loans increased 79.2% to 27,591 million yen.

Installment receivables rose 4.3% year-on-year to 154,285 million yen, due to the steady progress made by the credit card shopping and per-item credit businesses at Life Co., Ltd.

Meanwhile, credit guarantee installment receivables rose 3.8% to 133,610 million yen as a result of AIFUL's active promotion of its guarantees business. Allowance for bad debt was increased 10.3% to 145,757 million yen, in consideration of economic conditions in 2004.

Consolidated loans and installment receivables do not include 120,715 million yen in loans and receivables, down 25.9% year-on-year, and 93,266 million yen in installment receivables, up 6.0% year-on-year, taken off the balance sheet by Life's securitization of receivables.

Adjustment for consolidated accounts fell 34.8%, to 14,370 million yen.

Liabilities

Total capital procured, including debt, commercial paper and bonds, rose 0.6% to 1,513,811 million yen. This was due to an increase in financing to correspond with the steady increase in AIFUL, Life and Businext's operating receivables.

Shareholders' Equity

Shareholders' equity at the end of the consolidated fiscal year rose 12.7% over the previous year to 547,503 million yen, and the equity ratio stood at 23.5%. AIFUL's non-consolidated shareholders' equity rose 11.1% to 522,904 million yen, and AIFUL's shareholders' equity ratio is 28.0%.

Cash Flows

Despite capital procurement through the issuance of bonds, consolidated cash and cash equivalents stood at 98,329 million yen at the end of the fiscal year, a decrease of 33,313 million yen compared with the previous year, due to the rise in outstanding loans through operating activities.

(Cash flow from operating activities)
Despite net income before tax of 103,814 million yen, net cash used in operating activities was minus 42,734 million yen, compared with minus 90,062 million yen in the previous year, due to factors that included an increase in operating receivables, including loans and the payment of corporation tax.

(Cash flow from investing activities)
Net cash used in investing activities totaled 6,370 million yen, compared with minus 57,172 million yen in the previous year, due to collection of loans and other factors.

(Cash flow from financing activities)
Net cash provided by financing activities came to 3,097 million yen, compared with 131,652 million yen in the previous year, due to the payment of dividends.

4. Consolidated Financial Statements
(1) Consolidated Balance Sheets

(In millions of yen - rounded down, except where noted)

		For the previous fiscal year (As of March 31, 2003)			For the current fiscal year (As of March 31, 2004)		
Category	Note No.	Amount		%	Amount		%
(Assets)							
I Current assets							
1. Cash and cash equivalents	*2		132,296			99,163	
2. Loans	*2,7,8		1,670,781			1,786,940	
3. Installment receivables	*2,5,7		147,857			154,285	
4. Credit guarantee installment receivables			128,744			133,610	
5. Other operating receivables			12,738			10,205	
6. Marketable securities			510			120	
7. Inventory	*2		723			1,327	
8. Deferred tax assets			25,582			29,311	
9. Short-term loans	*3		30,183			20,178	
10. Other	*2		61,487			55,844	
11. Allowance for bad debts			(113,438)			(126,918)	
Total current assets			2,097,467	91.9		2,164,068	92.8
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	40,811			45,576		
Total accumulated depreciation		(23,361)	17,449		(24,700)	20,875	
(2) Machinery and vehicles	*2	102			220		
Total accumulated depreciation		(63)	38		(59)	160	
(3) Equipment and fixtures		11,989			16,065		
Total accumulated depreciation		(5,362)	6,626		(6,438)	9,626	
(4) Rental assets		22			–		
Total accumulated depreciation		(20)	2		–	–	
(5) Land	*2		14,801			14,635	
(6) Construction in process account			3,093			181	
Total tangible fixed assets			42,012	1.8		45,479	2.0
2. Intangible fixed assets							
(1) Software			16,346			21,050	
(2) Telephone rights			811			667	
(3) Consolidation adjustment account			22,046			14,370	
(4) Other			39			43	
Total intangible fixed assets			39,243	1.8		36,131	1.5
3. Investment and other fixed assets							
(1) Investment in securities	*2,4		11,285			17,016	
(2) Bankruptcy claims	*8		17,363			23,660	
(3) Long-term loans			20,395			8,491	
(4) Lease deposits and guarantees			10,850			10,776	
(5) Deferred tax assets			16,591			14,782	
(6) Loss on deferred hedge			33,674			18,974	
(7) Other	*2		11,384			11,718	
(8) Allowance for bad debts			(18,691)			(18,838)	
Total investment and other fixed assets			102,854	4.5		86,582	3.7
Total fixed assets			184,110	8.1		168,193	7.2
III Deferred assets							
1. Bond issuing expenses			535			499	
Total deferred assets			535	0.0		499	0.0
Total assets			2,282,113	100.0		2,332,761	100.0

Consolidated Balance Sheet (cont.):

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (As of March 31, 2003) Amount		%	For the current fiscal year (As of March 31, 2004) Amount		%
(Liabilities)							
I Current liabilities							
1. Notes & accounts payable - trade			22,932			26,251	
2. Credit guarantees payable			128,744			133,610	
3. Short-term debt	*2		55,365			57,034	
4. Current portion of bonds			74,500			90,000	
5. Current portion of long-term debt	*2		416,152			408,204	
6. Commercial paper			13,500			5,000	
7. Income taxes payable			37,627			25,845	
8. Reserve for accrued bonuses			3,759			3,878	
9. Gains on deferred installments	*6		11,089			10,826	
10. Other	*2		41,174			42,680	
Total current liabilities			804,845	35.3		803,332	34.4
II Long-term liabilities							
1. Bonds			377,500			365,000	
2. Long term debts	*2		567,950			588,572	
3. Allowance for retirement benefits for employees			7,636			2,417	
4. Allowance for retirement benefits for directors			1,150			1,262	
5. Interest swaps			32,119			18,832	
6. Other			890			1,157	
Total long-term liabilities			987,247	43.2		977,243	41.9
Total liabilities			1,792,092	78.5		1,780,575	76.3
(Minority interests)							
Minority interests			4,028	0.2		4,681	0.2
(Shareholders equity)							
I Common stock	*9		83,317	3.6		83,317	3.6
II Additional paid-in capital	*1		104,125	4.6		104,125	4.5
III Consolidated retained earnings			300,924	13.2		357,705	15.3
IV Differences in evaluation of other marketable securities			(323)	(0.0)		4,417	0.2
V Treasury stock	*10		(2,052)	(0.1)		(2,062)	(0.1)
Total shareholders' equity			485,991	21.3		547,503	23.5
Total Liabilities, minority interests and shareholders' equity			2,282,113	100.0		2,332,761	100.0

(2) Consolidated Statement of Income

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount		%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%
I Operating revenue							
1. Interest on loans to customers			406,483	90.4		429,512	90.7
2. Credit card revenue			7,877	1.8		8,140	1.7
3. Per-item credit revenue			15,178	3.4		15,508	3.3
4. Credit guarantee revenue			4,132	0.9		5,562	1.2
5. Financial revenue - other							
(1) Interest on bank deposit		18			7		
(2) Interest on marketable securities		1			1		
(3) Interest on loans		267			47		
(4) Other		35	321	0.1	39	95	0.0
6. Operating revenue - other							
(1) Sales of property		306			50		
(2) Revenue from service business		935			-		
(3) Bad debts write-off recovery		6,431			6,778		
(4) Other		7,790	15,463	3.4	7,830	14,658	3.1
Total operating revenue			449,458	100.0		473,477	100.0
II Operating expenses							
1. Financial expenses							
(1) Interest expenses		25,126			24,620		
(2) Interest on bonds		9,985			9,908		
(3) Other		3,367	38,479	8.6	3,635	38,164	8.1
2. Cost of sales							
(1) Cost of sales of property		296			137		
(2) Cost of sales of service business		266	562	0.1	-	137	0.0
3. Operating expenses - other							
(1) Advertising expenses		21,747			19,962		
(2) Commissions		19,291			21,502		
(3) Loan losses		20,963			13,447		
(4) Transfers to allowance for bad debts		113,162			143,892		
(5) Salaries for employees		35,614			37,519		
(6) Transfers to reserve for accrued bonuses		3,759			3,878		
(7) Expenses for retirement benefits for employees		3,186			679		
(8) Transfers to allowance for retirement benefits for directors		104			137		
(9) Consolidation adjustment account write-off		2,638			2,061		
(10) Other		73,952	294,420	65.5	79,530	322,610	68.1
Total operating expenses			333,462	74.2		360,911	76.2
Operating income			115,995	25.8		112,566	23.8

Consolidated Statement of Income (cont.):

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount		%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%
III Non-operating income							
1. Interest on loans		52			45		
2. Dividends received		99			94		
3. Insurance dividends received		325			209		
4. Gain on investment in anonymous association		–			10		
5. Other		825	1,303	0.3	680	1,040	0.2
IV Non-operating expenses							
1. Interest expenses		–			183		
2. Transfer to allowance for bad debts		4,387			–		
3. Loss on investment in anonymous association		–			747		
4. Other		1,114	5,501	1.2	229	1,160	0.3
Ordinary income			111,797	24.9		112,446	23.7
V Extraordinary income							
1. Gain on sale of investment securities		212			738		
2. Allowance for bad debts from previous year		38			2		
3. Liquidation of lease deposits and guarantees		135			31		
4. Gain from transfer of payment obligation for substitutional benefits of employees' pension fund		–			4,025		
5. Other		58	444	0.1	159	4,957	1.0
VI Extraordinary losses							
1. Loss on valuation of fixed assets	*1	540			–		
2. Loss on sale of fixed assets	*2	374			259		
3. Loss on valuation of investment securities		858			601		
4. Loss on reorganization of affiliates		–			126		
5. Loss on withdrawal from auto loan business		–			4,106		
6. Transfer to allowance for bad debts		4			12		
7. Consolidation adjustment account write-off	*3	1,048			5,614		
8. Dissolution fees for cancellation of contract		1,238			1,502		
9. Other		724	4,788	1.1	1,367	13,589	2.8
Income before taxes			107,453	23.9		103,814	21.9
Corporate tax, local and enterprise taxes		57,555			46,173		
Adjustment on corporate tax, etc.		(10,129)	47,426	10.6	(5,157)	41,016	8.7
Gain on minority interests			116	0.0		250	0.0
Net income			59,910	13.3		62,548	13.2

(3) Consolidated Statement of Retained Earnings

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount		For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	
(Capital surplus)					
I Capital surplus at the beginning of the year					
Additional paid-in capital at the beginning of the year		94,047	94,047	104,125	104,125
II Increase in consolidated retained earnings					
Increase in retained earnings by exercise of rights to subscribe for new shares		10,078	10,078	-	-
III Capital surplus at the end of the year			104,125		104,125
(Earned surplus)					
I Earned surplus at the beginning of the year					
Consolidated earned surplus at the beginning of the year		246,239	246,239	300,924	300,924
II Increase in earned surplus					
Net income		59,910	59,910	62,548	62,548
III Decrease in earned surplus					
1. Cash dividends		5,123		5,668	
2. Bonuses to directors		103		98	
3. Loss from price differences in disposal of treasury stock		-	5,226	0	5,766
IV Consolidated retained earnings at the end of the period			300,924		357,705

(4) Consolidated Statement of Cash Flows

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount
I Cash flow from operating activities			
Net income before taxes		107,453	103,814
Depreciation and amortization		6,676	7,863
Write-down of consolidation adjustment account		3,686	7,675
Loss on valuation of investment securities		858	601
Increase (decrease) in allowance for bad debts		20,908	13,626
Increase (decrease) in reserve for accrued bonuses		(260)	119
Increase (decrease) in allowance for retirement benefits for employees		1,545	(1,193)
Increase (decrease) in allowance for retirement benefits for directors		82	112
Non-operating interest on loans and cash dividends		(152)	(139)
Amortization of bond issuing expenses		829	504
Loss on sale of tangible fixed assets		374	259
Loss on disposal of tangible fixed assets		409	667
Loss on valuation of fixed assets		540	–
Increase on liquidation of lease deposits and guarantees		(135)	(31)
Gain from transfer of payment obligation for substitutional benefits of employees' pension fund		–	(4,025)
Bonuses paid to directors		(103)	(98)
Decrease (increase) in loans to customers		(160,195)	(116,158)
Decrease (increase) in installment receivables		(27,101)	(6,428)
Loss (gain) on other trade receivables		3,374	2,533
Decrease (increase) in bankruptcy claims		(1,015)	(6,297)
Decrease (increase) in inventory		491	(603)
Decrease (increase) in pre-paid expenses		(116)	(120)
Decrease (increase) in long-term pre-paid expenses		(3,147)	(229)
Decrease (increase) in other current assets		(14,359)	3,870
Increase (decrease) in other current liabilities		5,008	4,708
Other		957	4,051
Subtotal		(53,389)	15,081
Non-operating interest on loans and cash dividends		152	139
Payments for corporate and other taxes		(36,826)	(57,955)
Cash flow from operating activities		(90,062)	(42,734)
II Cash flow from investing activities			
Disbursements for investments in term deposits		(474)	(498)
Revenue from payment of term deposits		1,621	492
Funds provided by sales of investment securities		303	509
Change in trust beneficiary rights		(1,744)	2,000
Funds used for purchase of new subsidiaries	*2	(7,556)	–
Funds used for purchase of tangible fixed assets		(5,501)	(8,095)
Gain on sale of tangible fixed assets		596	357
Funds used for purchase of intangible fixed assets		(11,819)	(8,921)
Funds used for purchase of investment securities		(3,459)	(308)
Funds provided by sales of investment securities		1,345	2,555
Funds used for acquisition of paid-in capital		–	(250)
Funds provided by sale of paid-in capital		336	139
Decrease (increase) in short-term receivables		(22,999)	10,004
Funds used in collections of long-term loans receivables		(8,140)	(7,216)
Gain on collection of long-term loans receivables		173	15,735
Funds used for purchases of investments and other assets		(400)	(51)
Funds provided from sales of investments and other assets		505	344
Other		40	(427)
Cash flow from investing activities		(57,172)	6,370

Consolidated Statement of Cash Flows (cont.):

(In millions of yen - rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount
III Cash flow from financing activities			
Increase in short-term debts		420,365	657,558
Repayment of short-term debt		(413,452)	(655,888)
Decrease in commercial paper		(1,500)	(8,500)
Increase in long-term debt		553,965	541,283
Repayments of long-term debt		(451,921)	(528,609)
Cash from issue of corporate bonds		99,925	79,531
Loss on redemption of bonds		(71,000)	(77,000)
Payment for acquisition of treasury stock		(6)	(9)
Gain on payments from minor shareholders for establishment of subsidiaries/affiliates		400	400
Cash dividends paid		(5,123)	(5,668)
Cash flow from financing activities		131,652	3,097
IV Effect of exchange rate changes on cash and cash equivalents		35	(47)
V Increase (decrease) in cash and cash equivalents		(15,547)	(33,313)
VI Balance of cash and cash equivalents at the beginning of period		139,126	131,643
VII Increase in cash and cash equivalents from new consolidations		8,064	-
VIII Balance of cash and cash equivalents at the end of period	*1	131,643	98,329

5. Significant Accounting Policies Relating to the Financial Statements

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
1. Matters pertaining to consolidation	(1) No. of consolidated subsidiaries: 9 (2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd. and three others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.	(1) No. of consolidated subsidiaries: 9 (2) Names of non-consolidated subsidiaries Life Stock Center Co., Ltd. and three others (Reasons the companies are excluded from consolidation) Non-consolidated subsidiaries have not been included in the scope of consolidation. This is due to the fact that they are small in size and the total assets, operating income, net profit/loss and retained earnings represented in the Company's share of their equity has a small effect on the consolidated financial statements.
2. Matters concerning the application of equity method accounting	Four non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.	Four non-consolidated subsidiaries and an affiliated company, Hakata Daimaru Card Services Co., Ltd., have not adopted the equity method. This is due to the fact that they are small in size, and the sums of AIFUL's share of their consolidated net profit or loss and retained earnings would have a negligible effect on the consolidated financial statements.
3. Matters concerning the settlement dates of consolidated subsidiaries	The fiscal year-end of consolidated subsidiary Marutoh K.K. is February 28. Financial statements as of this date are used in the preparation of the consolidated financial statements, with significant events taking place between balance sheet dates adjusted for as necessary.	As on left
4. Accounting principles used for standard accounting treatment		
(1) Appraisal standards and methods for principal assets i) Marketable securities	Bonds held to maturity Amortized cost method (Fixed amount method) Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method. Securities not valued at market: Cost method, cost being determined by the moving average method	As on left
ii) Inventories	Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Latest purchase cost method	Real estate for sale As on left Warehouse goods As on left
(2) Depreciation methods for depreciable assets i) Tangible fixed assets	Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 3-50 years Machinery and vehicles 2-15 years Equipment and fixtures 2-20 years	As on left
ii) Intangible fixed assets	Software Straight-line method based on the assumed useful life for internal use (5 years) Straight-line method	As on left

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
(3) Accounting standards for allowances and reserves		
i) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount considering the actual percentage of bad loan write-offs for normal claims, and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
ii) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.	As on left
iii) Allowance for retirement benefits for employees	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise.	Provision for employees' retirement benefits is made on the basis of forecast retirement benefit obligations and pension assets at the end of the current consolidated fiscal year. Actuarial differences and past service obligations are generally written off as lump sum expenses in the consolidated fiscal year in which they arise. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL and some of its consolidated domestic subsidiaries obtained from the Minister of Health, Labour and Welfare, as of September 25, 2003, an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen. Some consolidated domestic subsidiaries have applied the interim measures set forth in Item 47-2 of the Practice Guideline, having written off the retirement benefit obligation relating to the substitutional portion, and pension assets equivalent to the returned amount regarded as extinguished on the date of approval of the relevant exemption. The estimated amount returned (minimum liability) at the end of the current consolidated fiscal year is 4,067 million yen.
iv) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.	As on left
(4) Other Significant Accounting Policies Relating to the Financial Statements		
i) Interest on loans to customers	Interest on loans to customers is recorded in accordance with accrual standards. Uncollected interest is recorded at the lower of the maximum legal interest rate and the pertinent Company interest rate.	As on left

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
ii) Accounting standards for credit revenue	Commission charges from customers and franchised stores based upon add-on systems are treated as "gains on deferred installments" in a lump sum at the time the credit contract is concluded, and transferred to revenues at the time the bill is made. However, customer commission charges based upon the reserve-on-balance or revolving styles are treated as revenues at the time the bill is made. The segment revenue distribution method, based on the add-on system, is the 7:8 method.	As on left
iii) Guarantees revenues	Loan guarantee revenues are accounted for with the diminishing-balance method.	As on left
iv) Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as "financial expenses" and included in operating expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left
(5) Conversion standards for assets and liabilities in foreign currency	Foreign currency-denominated assets and liabilities are converted into yen using the spot exchange rate on the date of consolidated settlement. Translation disparities are recorded as gains and losses.	–
(6) Accounting treatment of lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis.*	As on left
(7) Hedge accounting methods		
i) Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps that meet the requirements for special treatment as interest swaps and interest swaps.	As on left
ii) Hedging methods and hedged transactions		
Hedging methods	Interest caps and interest swaps	As on left
Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	As on left
iii) Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.	As on left
iv) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over a ten-year period.	As on left
(8) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other fixed assets, and are written off using the straight-line method over a five-year period.	As on left
5. Matters pertaining to the valuation of consolidated subsidiaries' assets and liabilities	Assets and liabilities of consolidated subsidiaries are all evaluated using the market value method.	As on left

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
6. Write-off of the consolidation adjustment account	The Company writes off the consolidation adjustment account using the straight-line method over a ten-year period. Items that do not have a significant effect on the consolidated financial statements, however, are written off completely in the year in which the adjustment is made.	As on left
7. Matters pertaining to appropriation of profit-related items	Consolidated statements of retained earnings are based upon appropriated profit settled during the consolidated fiscal year.	As on left
8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows	Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and cash equivalents and are subject to only insignificant risk of changes in value.	As on left

6. Changes in Accounting Standards

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
(Accounting Standards for the Elimination of Treasury Stock and Legal Reserve) The company adopted 'Accounting Standards Pertaining to the Elimination of Treasury Stock and Legal Reserve' (Corporate Accounting Standards, No. 1) during the current consolidated fiscal year. This change had no effect on income or losses for the period. "Shareholders' equity" on consolidated balance sheets and consolidated statements of retained earnings for the current year have been formulated in line with the new changes. (Accounting Standards Pertaining to Net Income Per Share) The company adopted 'Accounting Standards Pertaining to Net Income Per Share' (Corporate Accounting Standards, No. 2), and 'Guidelines Relating to Accounting Standards Pertaining to Net Income Per Share' (Corporate Accounting Standards, No. 4) during the current consolidated fiscal year. The effect of these changes on net income per share was as stated in the note on Per Share Information.	–

7. Changes in Labeling Method

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
–	Because "interest expenses" exceeded 10% of total non-operating expenses, this item was recorded as a category. This item was included as 223 million yen in "miscellaneous" in non-operating expenses in the previous consolidated fiscal year.

8. Notes

(1) Notes to the Consolidated Balance Sheets

For the previous fiscal year (As of March 31, 2003)

*1 Additional paid-in capital includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.

*2 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

	(In millions of yen)
Cash and deposits	642
Loans	707,843
Installment receivables	44,758
Inventory	137
Buildings and structures	1,021
Machinery and vehicles	24
Land	1,618
Investment in securities	265
Investment and other fixed assets (other)	1
Total	756,313

(2) Corresponding liabilities

	(In millions of yen)
Short-term debt	37,265
Current portion of long-term debt	250,231
Long term debts	338,991
Current liabilities (other)	218
Total	626,707

Above amounts include items related to the securitization of loans receivables, 203,482 million yen for outstanding loans receivables, 27,321 million yen for the current portion of long-term debt, and 96,547 million yen for long-term debt.

The items below are included in the above amounts.

- The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short term debt, 66,235 million yen for the current portion of long-term debt, and 99,562 million yen in long-term debt, totaling 167,797 million yen.
- The Company has also offered 15,783 million yen in cash and cash equivalents as collateral for swap transactions.

*3 Assets pledged as collateral and corresponding market values

	(In millions of yen)
Transferred accounts	8,001
Commercial paper	19,998
Trust beneficiary rights	2,000
Total	29,999

*4 Value of stock of non-consolidated subsidiaries and affiliates included in investments in securities

29 million yen

*5 Installment receivables

	(In millions of yen)
Card shopping	42,029
Per item shopping	105,826
Other	1
Total	147,857

For the current fiscal year (As of March 31, 2004)

*1 Additional paid-in capital includes an increase of 18,693 million yen in a simple equity swap. This includes a difference of 13,900 million yen recorded in the valuation of subsidiary's stock incurred in capital consolidation methods.

*2 Assets pledged as collateral and corresponding liabilities

(1) Assets pledged as collateral

	(In millions of yen)
Cash and deposits	546
Loans	760,544
Installment receivables	45,367
Inventory	124
Buildings and structures	960
Machinery and vehicles	18
Land	1,470
Investment and other fixed assets (other)	73
Total	809,104

(2) Corresponding liabilities

	(In millions of yen)
Short-term debt	45,320
Current portion of long-term debt	220,249
Long term debts	359,991
Current liabilities (other)	114
Total	625,675

Above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables, 31,278 million yen for the current portion of long-term debt, and 90,268 million yen for the long-term debt.

The items below are included in the above amounts.

- The Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 200 million yen for short term debt, 83,946 million yen for the current portion of long-term debt, and 84,087million yen in long-term debt, totaling 168,234 million yen.
- The Company has also offered 6,153 million yen in cash and cash equivalents as collateral for swap transactions.

*3 Assets pledged as collateral and corresponding market values

	(In millions of yen)
Transferred accounts	10,000
Commercial paper	9,998
Total	19,998

*4 Value of stock of non-consolidated subsidiaries and affiliates included in investments in securities

19 million yen

*5 Installment receivables

	(In millions of yen)
Card shopping	46,707
Per item shopping	107,576
Other	1
Total	154,285

For the previous fiscal year
(As of March 31, 2003)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts enacted during period	Balance at end of period
Credit card shopping	1,043	7,252	7,758	538 (109)
Per item shopping	6,283	18,247	14,869	9,661 (955)
Guarantees	1,293	2,995	3,619	670 (0)
Loans	258	68,422	68,460	219 (-)
Total	8,878	96,918	94,708	11,089 (1,065)

Note: Amounts in parenthesis are merchant fees.

*7 Securitization of receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 250,936 million yen at the end of the consolidated fiscal year. The break down was as follows:

	(In millions of yen)
Loans	162,920
Installment receivables	88,015
Total	250,936

*8 Bad debts

The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	2,850	17,979	20,830
Loans in arrears	22,171	17,725	39,896
Loans in arrears longer than 3 months	12,130	4,371	16,502
Loans with adjusted terms	42,247	920	43,168
Total	79,401	40,997	120,398

Explanations for each of the above items follow:

(Bankruptcy claims)

"Claims in bankruptcy" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover based on an evaluation of each loan.

(Loans in arrears)

"Loans in arrears" refers to loans other than bankruptcy claims for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments.

For the current fiscal year
(As of March 31, 2004)

*6 Gains on deferred installments

(In millions of yen)

	Balance at end of prior period	Gains during period	Amounts enacted during period	Balance at end of period
Credit card shopping	538	7,884	8,044	377 (67)
Per item shopping	9,661	15,428	15,151	9,937 (1,150)
Guarantees	670	3,600	3,842	428 (0)
Loans	219	76,384	76,520	82 (-)
Total	11,089	103,297	103,559	10,826 (1,217)

Note: Amounts in parenthesis are merchant fees.

*7 Securitizationof receivables

The amount of loans and installment receivables removed from the balance sheet through the securitization of claims stood at 213,981 million yen at the end of the consolidated fiscal year. The break down was as follows:

	(In millions of yen)
Loans	120,715
Installment receivables	93,266
Total	213,981

*8 Bad debts

The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	6,518	22,118	28,636
Loans in arrears	28,597	23,854	52,452
Loans in arrears longer than 3 months	12,736	5,083	17,819
Loans with adjusted terms	49,856	1,060	50,916
Total	97,709	52,116	149,825

Explanations for each of the above items follow:

(Bankruptcy claims)

As on left

(Loans in arrears)

As on left

For the previous fiscal year (As of March 31, 2003)	For the current fiscal year (As of March 31, 2004)
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as bankruptcy claims or loans in arrears. (Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period on which the Company is periodically receiving payments, and that are not regarded as bankruptcy claims, loans in arrears or loans in arrears longer than 3 months. *9 All issued stocks totaled 94,690,000 shares of common stock. *10 The number of shares of treasury stock held by the AIFUL Group was 221,638 shares of common stock.	(Loans in arrears longer than 3 months) As on left (Loans with adjusted terms) As on left *9 All issued stocks totaled 94,690,000 shares of common stock. *10 The number of shares of treasury stock held by the AIFUL Group was 222,866 shares of common stock.

(2) Notes to the Consolidated Statement of Income

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1 Breakdown of loss on valuation of fixed assets is as follows: (In millions of yen) Buildings and structures 74 Land 464 Machinery 1 Total 540	
*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 277 Land 94 Other (Equipment and fixtures) 2 Total 374	*2 Breakdown of loss on sale of fixed assets is as follows: (In millions of yen) Buildings and structures 3 Land 13 Other (Telephone rights) 243 Total 259
*3 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.	*3 The amount of tax losses carried forward at a subsidiary at the time of acquisition of the subsidiary's shares that corresponds to the accrued deferred tax assets at the subsidiary following the acquisition of the subsidiary's shares is written off as a lump sum.

(3) Note to the Consolidated Statement of Cash Flows

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1 Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 132,296 Term deposits with maturity greater than 3 months (653) Cash and cash equivalents 131,643	*1 Relationship between the balance of cash and cash equivalents at the end of the period and the amounts recorded in the categories shown on the consolidated balance sheets: (In millions of yen) Cash and cash equivalents account 99,163 Term deposits with maturity greater than 3 months (833) Cash and cash equivalents 98,329
*2 Details of the assets and liabilities of City Greens Co., Ltd. and City's Corporation, which became consolidated subsidiaries through an exchange of capital: (In millions of yen) Current assets 37,189 Fixed assets 2,808 Consolidation adjustment account 2,493 Current liabilities (20,072) Long-term liabilities (4,784) Price of acquisition of City Greens Co., Ltd. and City's Corporation 17,634 Price of new shares issued through the exchange of stock (10,078) Difference: Expenditures accompanying purchase of stock in City Greens Co., Ltd. and City's Corporation 7,556	
3 Other non-cash transactions In accordance with the regulations laid down in Article 358 of the Commercial Code, the Company issued 1,314,000 new shares through an exchange of stock in order to make City Green Co., Ltd. a wholly owned subsidiary. The following increases were recorded as a result. Increase in legal reserves (paid-in capital) due to the issue of new shares: 10,078 million yen	

(4) Notes to Lease Transactions

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	0	0	0
Machinery and vehicles	388	249	139
Equipment and fixtures	33,096	22,756	10,340
Total	33,486	23,006	10,479

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	6,124
Over one year	7,751
Total	13,876

For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

1 Finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee

i) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Buildings and structures	9	1	7
Machinery and vehicles	480	327	153
Equipment and fixtures	27,600	18,648	8,951
Total	28,090	18,977	9,112

ii) Outstanding balance of future lease payments at the end of the period

(In millions of yen)

Within one year	4,729
Over one year	4,497
Total	9,226

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
iii) Amount of lease fee payments, depreciation expense and interest expense (In millions of yen) Lease fee payments 7,721 Depreciation expenses 7,038 Interest expenses 361	iii) Amount of lease fee payments, depreciation expense and interest expense (In millions of yen) Lease fee payments 6,460 Depreciation expenses 6,214 Interest expenses 207
iv) Accounting method for the amount equivalent to depreciation expenses Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.	iv) Accounting method for the amount equivalent to depreciation expenses Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method. The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation expenses is 1,875 million yen less, and the amount equivalent to depreciation expenses is 703 million yen more.
v) Accounting method for the amount equivalent to interest expenses Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.	v) Accounting method for the amount equivalent to interest expenses As on left
2 Operating lease transactions Leases in progress (In millions of yen) Within one year 110 Over one year 324 Total 435	2 Operating lease transactions Leases in progress (In millions of yen) Within one year 104 Over one year 221 Total 325

(5) Marketable securities:

A. For the previous fiscal year (from Apr. 1, 2002 to Mar. 31, 2003)

1. Other marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Market value exceeding amount stated on the consolidated balance sheet			
i) Stocks	1,665	1,831	165
ii) Bonds	130	130	0
Sub total	1,795	1,961	165
Market value not exceeding amount stated on the consolidated balance sheet			
Stocks	5,445	4,490	(954)
Sub total	5,445	4,490	(954)
Total	7,241	6,452	(789)

2. Other marketable securities sold during the current fiscal year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
1,605	212	5

3. Marketable securities without market price and value stated on consolidated balance sheet

(1) Other marketable securities

(In millions of yen)

Category	Value stated on consolidated balance sheet
i) Non-listed stocks (excluding OTC stocks)	3,154
ii) Other	2,159

4. Scheduled amount of redemption after the consolidated settlement date for other marketable securities (with an expiration period) and bonds to be held to maturity

(In millions of yen)

Segment	Within one year	One year to five years	Five years to ten years	Over ten years
Other marketable securities				
Bonds				
National and local bonds	10	120	–	–
Other	499	–	–	–

B. For the current fiscal year (from Apr. 1, 2003 to Mar. 31, 2004)

1. Other marketable securities with market value

(In millions of yen)

Segment	Acquisition	Value stated on consolidated balance sheet	Difference
Market value exceeding amount stated on the consolidated balance sheet			
i) Stocks	5,148	12,685	7,537
ii) Bonds	120	120	0
Sub total	5,268	12,805	7,537
Market value not exceeding amount stated on the consolidated balance sheet			
Stocks	1,635	1,289	(345)
Sub total	1,635	1,289	(345)
Total	6,903	14,095	7,191

2. Other marketable securities sold during the current fiscal year

(In millions of yen)

Sales price	Total gain on sale	Total loss on sale
2,045	738	43

3. Marketable securities without market price and value stated on consolidated balance sheet

(1) Other marketable securities

(In millions of yen)

Category	Value stated on consolidated balance sheet
i) Non-listed stocks (excluding OTC stocks)	1,522
ii) Other	1,500

4. Scheduled amount of redemption after the consolidated settlement date for other marketable securities (with an expiration period) and bonds to be held to maturity

(In millions of yen)

Segment	Within one year	One year to five years	Five years to ten years	Over ten years
Other marketable securities				
Bonds				
National and local bonds	120	–	–	–

(6) Retirement benefits

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)		For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)	
1. The Company and its consolidated subsidiaries have established employees' pension funds, approved retirement annuities and retirement lump sum grant systems as regular benefit plans.		1. As on left	
2. Retirement benefit liabilities	(In millions of yen)	2. Retirement benefit liabilities	(In millions of yen)
(1) Retirement benefit liabilities	(22,411)	(1) Retirement benefit liabilities	(14,511)
(2) Pension assets	13,661	(2) Pension assets	10,919
(3) Unreserved retirement benefit liabilities	(1,231)	(3) Unreserved retirement benefit liabilities	-
(4) Difference between provisional and actual calculations	2,357	(4) Difference between provisional and actual calculations	1,212
(5) Net balance sheet amounts	(7,623)	(5) Net balance sheet amounts	(2,379)
(6) Advance pension assets	12	(6) Advance pension assets	37
(7) Retirement benefit allowance	(7,636)	(7) Retirement benefit allowance	(2,417)
3. Retirement benefit expenses	(In millions of yen)	3. Retirement benefit expenses	(In millions of yen)
(1) Service expenses[Note]	1,486	(1) Service expenses (Note)	1,168
(2) Interest expenses	503	(2) Interest expenses	306
(3) Expected investment income	(264)	(3) Expected investment income	(146)
(4) Number of years to treat past service liability	(162)	(4) Number of years to treat past service liability	(549)
(5) Difference between provisional and actuarial calculations	1,623	(5) Difference between provisional and actuarial calculations	(98)
(6) Retirement benefit expenses	3,186	(6) Retirement benefit expenses	679
Note: Employees' contributions to employees' pension funds have been deducted.		Note: Employees' contributions to employees' pension funds have been deducted.	
4. Calculation standards for retirement benefit liabilities		4. Calculation standards for retirement benefit liabilities	
(1) Predicted retirement benefit periodical distribution method: Fixed amount standard		(1) Predicted retirement benefit periodical distribution method:	As on left
(2) Discount rate:	1.5% - 2.5%	(2) Discount rate:	1.5% - 2.5%
(3) Expected investment income rate:	1.5% - 2.5%	(3) Expected investment income rate:	1.5% - 2.5%
(4) Difference between provisional and actuarial calculations Mainly collective treatment in fiscal year of accrual AIFUL------------------Collective treatment in fiscal year of accrual Some subsidiaries-----Treatment over ten years from fiscal year following fiscal year of accrual		(4) Difference between provisional and actuarial calculations	As on left
(5) Number of years to treat past service liability Mainly collective treatment in fiscal year of accrual AIFUL------------------Collective treatment in fiscal year of accrual Some subsidiaries------Treatment over ten years from fiscal year following fiscal year of accrual		(5) Number of years to treat past service liability As on left	

(7) Tax effect accounting

For the previous fiscal year (As of March 31, 2003)		For the current fiscal year (As of March 31, 2004)	
1. Principal cause of deferred tax assets and deferred tax liabilities	(In millions of yen)	1. Principal cause of deferred tax assets and deferred tax liabilities	(In millions of yen)
Deferred tax assets (current)		*Deferred tax assets (current)*	
Excess amount transferred to allowance for bad debts accounts	9,008	Excess amount transferred to allowance for bad debts accounts	7,930
Denied amount of bad debts depreciation	8,344	Denied amount of bad debts depreciation	11,115
Loss carried forward	3,089	Loss carried forward	5,378
Accrued income tax	2,106	Accrued income tax	1,521
Excess amount transferred to reserve for accrued bonuses	1,336	Excess amount transferred to reserve for accrued bonuses	1,575
Unrecorded interest payments due	1,427	Unrecorded interest payments due	1,928
Other	436	Other	295
Sub-total of deferred tax assets (current)	25,748	Sub-total of deferred tax assets (current)	29,746
Valuation allowance	(151)	Valuation allowance	(429)
Amount offset against deferred tax liabilities (current)	(15)	Amount offset against deferred tax liabilities (current)	(6)
Total deferred tax assets (current)	25,582	Total deferred tax assets (current)	29,311
Deferred tax assets (fixed)		*Deferred tax assets (fixed)*	
Loss carried forward	20,785	Loss carried forward	14,278
Transfer allowance for retirement benefits	3,063	Transfer allowance for retirement benefits	966
Excess amount transferred to allowance for bad debts accounts	1,948	Excess amount transferred to allowance for bad debts accounts	712
Excess amount of depreciation and amortization	1,758	Excess amount of depreciation and amortization	2,453
Other	2,283	Other	2,306
Sub-total of deferred tax assets (fixed)	29,839	Sub-total of deferred tax assets (fixed)	20,717
Valuation allowance	(13,243)	Valuation allowance	(2,914)
Amount offset against deferred tax liabilities (fixed)	(5)	Amount offset against deferred tax liabilities (fixed)	(3,020)
Total deferred tax assets (fixed)	16,591	Total deferred tax assets (fixed)	14,782
Total deferred tax assets	42,174	Total deferred tax assets	44,093
Deferred tax liabilities (current)		*Deferred tax liabilities (current)*	
Other	(15)	Other	(6)
Total of deferred tax liabilities (current)	(15)	Total of deferred tax liabilities (current)	(6)
Amount offset against deferred tax assets (current)	15	Amount offset against deferred tax assets (current)	6
Total deferred tax liabilities (current)	0	Total deferred tax liabilities (current)	0
Deferred tax liabilities (fixed)		*Deferred tax liabilities (fixed)*	
Other	(5)	Valuation differences on other marketable securities	(3,004)
Total of deferred tax liabilities (fixed)	(5)	Other	(15)
Amount offset against deferred tax assets (fixed)	5	Total of deferred tax liabilities (fixed)	(3,020)
Total deferred tax liabilities (fixed)	0	Amount offset against deferred tax assets (fixed)	3,020
Total deferred tax liabilities	0	Total deferred tax liabilities (fixed)	0
		Total deferred tax liabilities	0
2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting		2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting	
Statutory effective tariff	41.9%	Statutory effective tariff	41.9%
(Adjusted)		(Adjusted)	
Tax on reserves	5.9%	Tax on reserves	4.9%
Per capita inhabitant tax	0.3%	Per capita inhabitant tax	0.4%
Depreciation of goodwill not included in losses	1.4%	Depreciation of goodwill not included in losses	2.8%
Change in valuation reserve	(5.9)%	Change in valuation reserve	(9.7)%
Effect of change in statutory effective tariff	0.5%	Tax exemption for IT equipment	(1.8)%
Other	(0.0)%	Other	1.0%
Charge rate of income tax after adoption of tax effect accounting	44.1%	Charge rate of income tax after adoption of tax effect accounting	39.5%

For the previous fiscal year (As of March 31, 2003)	For the current fiscal year (As of March 31, 2004)
3. On March 31, 2003, Partial Revisions of Regional Tax Laws were published, as a result of which external standard tax systems will be incorporated into corporate taxes from the fiscal year commencing April 1, 2004. With this change, the company has revised deferred tax assets on the basis of legal effective tax rates themselves based upon post-revision tax rates with respect to temporary discrepancies to be eliminated from April 2004 onwards. In line with this revision, deferred tax assets fell 580 million yen, and total adjustment to corporate taxes dealt with as expenses during the current year came to 568 million yen.	

(8) Segment Information

Segment information by type of business

For the previous consolidated accounting period (From April 1, 2002 to March 31, 2003):
The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.

For the current consolidated accounting period (From April 1, 2003 to March 31, 2004):
The Company has omitted segment information by type of business, as the consumer loan business accounts for more than 90% of total operating revenues, operating income and assets in all of the Company's business segments.

Segment information by region

For the previous consolidated accounting period (From April 1, 2002 to March 31, 2003):
The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.

For the current consolidated accounting period (From April 1, 2003 to March 31, 2004):
The Company did not report segment information by location, as the Company did not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan during the period.

Foreign sales

For the previous consolidated accounting period (From April 1, 2002 to March 31, 2003):
The Company did not have any foreign sales during the period.

For the current consolidated accounting period (From April 1, 2003 to March 31, 2004):
The Company did not have any foreign sales during the period.

(9) Transactions with concerned parties

A. For the previous consolidated accounting period (From April 1, 2002 to March 31, 2003)

Directors and major individual shareholders

(Amounts are in millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts (Note 3)	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	AIFUL representative President, AIFUL	Eligible ownership 26.14% of direct voting rights 0.00% of indirect rights	Land lease	14 (Note 1)	–	–
	Yoshitaka Fukuda	–	–	Representative director, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	69 (Note 2)	–	–

Notes: 1. Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2. Transactions with Kyoto Data Center are so-called third-party transactions.
3. Transaction amounts shown above do not include consumption tax.

B. For the current consolidated accounting period (From April 1, 2003 to March 31, 2004)

Directors and major individual shareholders

(Amounts are in millions of yen)

Property	Name	Address	Capital or investment in capital	Operating activities or occupation	Ratio of ownership of voting rights (%)	Transactions	Transaction amounts (Note 3)	Item	Balance at period-end
Director	Yoshitaka Fukuda	–	–	AIFUL representative President, AIFUL	Eligible ownership 26.07% of direct voting rights 0.00% of indirect rights	Land lease	14 (Note 1)	–	–
	Yoshitaka Fukuda	–	–	Representative director, Kyoto Data Center Co., Ltd.	As above	Payment of fees relating to the provision of personal credit information	163 (Note 2)	–	–

Notes: 1. Transactions for the use of land for the Saiin Building are based upon values given by real estate appraisers.
2. Transactions with Kyoto Data Center are so-called third-party transaction.
3. Transaction amounts shown above do not include consumption tax.

(10) Per Share Information

	For the previous fiscal year	For the current fiscal year
Net assets per share	5,143.45 yen	5,794.58 yen
Net income per share	637.59 yen	660.98 yen
Diluted net income per share	Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period. The "Accounting Standard for Per Share Net Income" (Corporate Accounting Standard No. 2) and the "Application Plan for the Accounting Standard for Per Share Net Income" (Corporate Accounting Standard Application Plan No. 4) have been applied beginning this consolidated fiscal year. The effect of application of the above accounting standard and plan on Per Share Information for the previous fiscal year is as below. (In yen) Net asset per share 4,521.91 Net income per share 388.85 Diluted net income per share –	Diluted net income per share for the fiscal year under review has not been included here as there was no dilutary effect on income at the end of the period.

Note: Basis for calculation of net income per share and diluted income per share

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
Net income	59,910 million yen	62,548 million yen
Amount not returned to common stock shareholders	98 million yen	106 million yen
Includes directors' bonuses distribution of profit	98 million yen	106 million yen
Net income relating to common stock	59,812 million yen	62,441 million yen
Average number of shares of common stock during the period	93,810,102 shares	94,467,918 shares
Outline of stock not included in diluted net income per share due to lack of dilutary effect	Stock options relating to treasury stock acquisition methods 209,000 shares	Stock options relating to treasury stock acquisition methods 204,000 shares

9. Results of Operations

(1) Operating Revenue

(In millions of yen)

Item		For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount	%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	%
Interest on loans to customers	Unsecured loans	348,887	77.6	358,142	75.6
	Secured loans	47,650	10.6	55,022	11.6
	Small business loans	9,945	2.2	16,348	3.5
	Sub-total	406,483	90.4	429,512	90.7
Credit card revenue		7,877	1.8	8,140	1.7
Per-item credit revenue		15,178	3.4	15,508	3.3
Guarantees revenues		4,132	0.9	5,562	1.2
Other financial revenue	Interest on deposits	18	0.0	7	0.0
	Interest on marketable securities	1	0.0	1	0.0
	Interest on loans	267	0.1	47	0.0
	Other	35	0.0	39	0.0
	Sub-total	321	0.1	95	0.0
Other operating revenue	Sales of property	306	0.1	50	0.0
	Service business sales	935	0.2	–	–
	Bad debt write-off recovery	6,431	1.4	6,778	1.4
	Other	7,790	1.7	7,830	1.7
	Sub-total	15,463	3.4	14,658	3.1
Total		449,458	100.0	473,477	100.0

Note: "Other" included in other operating revenue is card membership fees.

(2) Other Operating Indicators

(In millions of yen - except per share data)

Item		End of the previous fiscal year (As of March 31, 2003)	End of the current fiscal year (As of March 31, 2004)
Total amount of loans outstanding		1,833,702	1,907,655
	Unsecured loans	1,442,980	1,477,430
	Secured loans	325,436	346,183
	Small business loans	65,284	84,041
Number of customer accounts		3,521,857	3,520,240
	Unsecured loans	3,389,159	3,366,615
	Secured loans	87,459	94,474
	Small business loans	45,239	59,151
Number of branches		1,963	1,978
	Staffed branches	796	813
	Unstaffed branches	1,163	1,164
	Branches for secured loans	4	1
Number of "Ojidosan" loan-contracting machines		1,837	1,855
Number of ATMs		124,084	132,148
	Company-owned	2,037	2,046
	Partner-owned	122,047	130,102
Number of employees		6,123	5,969
Bad debt write-off		114,485	137,172
Allowance for bad debts		132,130	145,757
Net income per share (yen)		637.59	660.98
Net assets per share (yen)		5,143.45	5,794.58

Notes:
1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to bankruptcy claims. Furthermore, off-balance sheet operating loans from the securitization of receivables, which came to 162,920 million yen at the end of the previous consolidated fiscal year and 120,715 million yen at the end of the current consolidated fiscal year, have been included.
2. Bad debt write-off does not include bankruptcy claims and claims in correction, which came to 2,498 million yen in the previous consolidated fiscal year, and 2,789 million yen in the current consolidated fiscal year.

FASF MEMBERSHIP

RECEIVED
2004 OCT -4 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 10, 2004

Year-End Financial Statements (Non-Consolidated)

For the year ended March 31, 2004

AIFUL Corporation (8515)	Stock Exchange: Tokyo, Osaka
Stock Code: 8515	Head office: Kyoto City
(URL http://www.aiful.co.jp)	
Representative:	Yoshitaka Fukuda, President and Chief Executive
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department TEL (03) 3274 - 3560
Date of the board of directors' meeting:	May 10, 2004
Date of the annual shareholders' meeting:	June 25, 2004
Commencement of the interim dividends payment:	Yes
The Company adopted the "Tangen" credit unit system:	Yes (One Tangen of stock at Aiful Corporation is equivalent to 50 shares)

1. Non-Consolidated Business Results for the Year Ended March 31, 2004
(April 1, 2003 - March 31, 2004)

(1) Non-Consolidated Operating Results (Note: Figures have been rounded down to the nearest unit.)

(In millions of yen – except where noted)

	Operating Revenue		Operating Income		Ordinary Income	
Fiscal year ended March 31, 2004	334,977	3.2%	95,238	(10.9)%	98,932	(7.6)%
Fiscal year ended March 31, 2003	324,671	5.7%	106,944	(3.2)%	107,100	(0.4)%

(In millions of yen – except where noted)

	Net Income		Net Income per Share	Diluted Net Income per Share (Yen)	Net Income to Shareholders' Equity Ratio	Ordinary Income to Shareholders' Equity Ratio	Operating Revenue to Ordinary Income Ratio
Fiscal year ended March 31, 2004	53,086	(4.0)%	560.82 yen	–	10.7%	5.2%	29.5%
Fiscal year ended March 31, 2003	55,317	44.2%	588.63 yen	–	12.4%	5.9%	33.0%

Notes: 1. Average number of shares during: Fiscal year ended March 31, 2004: 94,467,918 shares
Fiscal year ended March 31, 2003: 93,810,102 shares
2. Changes in accounting policies: No
3. Percentage figures shown for operating revenue, operating income, ordinary income and net income show year-on-year change

(2) Dividend Information

	Dividends Distributed (in Yen)			Total Dividends (Million Yen)	Dividend Payout Ratio (%)	Year-End Dividend per Share (%)
		Interim Dividend per Share	Year-end			
Fiscal year ended March 31, 2004	60.00	30.00	30.00	5,668	10.7	1.1
Fiscal year ended March 31, 2003	60.00	30.00	30.00	5,628	10.2	1.2

(3) Non-consolidated Financial Position

(In millions of yen – rounded down, except where noted)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio (%)	Shareholders' Equity per Share (Yen)
Fiscal year ended March 31, 2004	1,870,075	522,904	28.0	5,534.17
Fiscal year ended March 31, 2003	1,906,211	470,834	24.7	4,983.00

Notes: 1. Number of shares issued and outstanding: Fiscal year ended March 31, 2004: 94,467,134 shares
Fiscal year ended March 31, 2003: 94,468,362shares
2. Total number of treasury stocks at the end of the fiscal period: Fiscal year ended March 31, 2004: 222,866 shares
Fiscal year ended March 31, 2003: 221,638 shares

2. **Fiscal Year 2005 Full Year Projections** (April 1, 2004 – March 31, 2005)

(In millions of yen – rounded down, except where noted)

	Operating Revenue	Ordinary Income	Net Income	Annual Dividend per Share		
				Interim Dividend per Share	Year-End	
Interim period ending September 30	169,949	51,471	27,384	30.00 yen	–	–
Fiscal year ending March 31, 2005	341,287	112,000	58,839	–	30.00 yen	60.00 yen

Reference:
Projected earnings per share for fiscal year 2005 (Fiscal year ending March 31, 2005): 622.85 yen

Caution Relating to Results Projections:
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. Actual results can differ materially from these projections for a variety of reasons.

(Supplementary Data)

1. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(In millions of yen – rounded down, except where noted)

Category	Note No.	For the previous fiscal year (As of March 31, 2003) Amount		%	For the current fiscal year (As of March 31, 2004) Amount		%
(Assets)							
I Current assets							
1. Cash and cash equivalents			84,485			60,425	
2. Loans	*1 2.4		1,413,340			1,451,638	
3. Marketable securities			10			–	
4. Property for sale	*1		335			181	
5. Prepaid expenses			3,608			3,687	
6. Deferred tax assets			12,437			13,629	
7. Accrued income			11,021			11,501	
8. Short-term loans	*3		30,183			20,178	
9. Other	*1		28,911			21,150	
10. Allowance for bad debts			(70,479)			(81,693)	
Total current assets			1,513,856	79.4		1,500,700	80.3
II Fixed assets							
1. Tangible fixed assets							
(1) Buildings		18,128			23,302		
Total accumulated depreciation		(9,787)	8,341		(10,893)	12,409	
(2) Structures		4,756			4,751		
Total accumulated depreciation		(2,443)	2,312		(2,707)	2,044	
(3) Machinery		18			161		
Total accumulated depreciation		(7)	11		(24)	137	
(4) Equipment and fixtures		10,750			15,024		
Total accumulated depreciation		(4,437)	6,313		(5,640)	9,383	
(5) Land			5,612			5,612	
(6) Construction in process account			3,093			57	
Total tangible fixed assets			25,685	1.4		29,643	1.6
2. Intangible fixed assets							
(1) Software			7,606			10,404	
(2) Telephone rights			592			446	
(3) Other			1			9	
Total intangible fixed assets			8,200	0.4		10,860	0.6
3. Investment and other fixed assets							
(1) Investment in securities	*1		7,538			14,323	
(2) Stock in affiliated companies			114,264			114,864	
(3) Investments in equity other than capital stock			2,346			1,718	
(4) Bankruptcy claims	*4		16,905			22,925	
(5) Long-term loans			16,720			1,120	
(6) Long-term loans to shareholders and employees			32			22	
(7) Long-term loans to affiliated companies			165,380			157,086	
(8) Long-term prepaid expenses			3,519			4,774	
(9) Deferred tax assets			5,166			769	
(10) Lease deposits and guarantees			8,311			8,118	
(11) Loss on deferred hedge			33,674			18,974	
(12) Other			2,421			1,984	
(13) Allowance for bad debts			(18,348)			(18,264)	
Total investment and other fixed assets			357,934	18.8		328,417	17.5
Total fixed assets			391,820	20.6		368,921	19.7
III Deferred assets							
Bond issuing expenses			535			453	
Total deferred assets			535	0.0		453	0.0
Total assets			1,906,211	100.0		1,870,075	100.0

Non-consolidated Balance Sheet (cont.)

(In millions of yen – rounded down, except where noted)

		For the previous fiscal year (As of March 31, 2003)			For the current fiscal year (As of March 31, 2004)		
Category	Note No.	Amount		%	Amount		%
(Liabilities)							
I Current liabilities							
1. Notes payable - trade			4,286			4,161	
2. Accounts payable - trade			2			–	
3. Short-term debt	*1		14,000			8,500	
4. Current portion of bonds			74,500			90,000	
5. Current portion of long-term debt	*1		373,376			327,815	
6. Commercial paper			13,000			–	
7. Trade accounts payable			5,229			5,918	
8. Income taxes payable			37,127			24,660	
9. Accrued expenses payable			4,762			4,669	
10. Deposits			386			387	
11. Income in advance			3			2	
12.Reserve for accrued bonuses			2,266			2,397	
13. Other			314			292	
Total current liabilities			529,254	27.8		468,806	25.0
II Long-term liabilities							
1. Bonds			377,500			355,000	
2. Long term debts	*1		492,949			502,413	
3. Allowance for retirement benefits for employees			2,331			806	
4. Allowance for retirement benefits for directors			1,109			1,220	
5. Interest swaps			32,119			18,832	
6. Other			112			91	
Total long-term liabilities			906,122	47.5		878,365	47.0
Total liabilities			1,435,377	75.3		1,347,171	72.0
(Shareholders' equity)							
I Common stock	*5		83,317	4.4		83,317	4.5
II Additional paid-in capital							
Capital reserves		90,225			90,225		
Total additional paid-in capital			90,225	4.7		90,225	4.8
III Retained earnings							
1. Earned surplus reserves		1,566			1,566		
2. Voluntary reserves							
General reserves		240,922			292,322		
3. Unappropriated retained earnings for the period		57,254			53,174		
Total retained earnings			299,743	15.7		347,062	18.6
IV Differences in evaluation of other marketable securities			(398)	(0.0)		4,361	0.2
V Treasury stock	*7		(2,052)	(0.1)		(2,062)	(0.1)
Total shareholders' equity			470,834	24.7		522,904	28.0
Total liabilities and shareholders' equity			1,906,211	100.0		1,870,075	100.0

(2) Non-Consolidated Statement of Income

(In millions of yen – rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount		%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%
I Operating revenue							
1. Interest on loans to customers			315,600	97.2		326,978	97.6
2. Financial revenue - other							
(1) Interest on bank deposit		10			6		
(2) Interest on marketable securities		0			1		
(3) Interest on loans		267			47		
(4) Other		2	280	0.1	3	58	0.0
3. Operating revenue - other							
(1) Sales of property		306			50		
(2) Revenue from service business		935			–		
(3) Bad debt recovery write-offs		3,896			3,738		
(4) Other		3,652	8,791	2.7	4,150	7,940	2.4
Total operating revenue			324,671	100.0		334,977	100.0
II Operating expenses							
1. Financial expenses							
(1) Interest expenses		22,705			21,284		
(2) Interest on bonds		9,985			9,903		
(3) Other		2,487	35,178	10.8	2,297	33,485	10.0
2. Cost of sales							
(1) Cost of sales of property		296			137		
(2) Cost of sales of service business		266	562	0.2	–	137	0.1
3. Operating Expenses - other							
(1) Advertising expenses		15,377			13,696		
(2) Commissions		9,624			10,832		
(3) Loan losses		15,892			9,352		
(4) Transfers to allowance for bad debts		70,479			99,871		
(5) Director's salaries and remuneration		425			453		
(6) Salaries for employees		18,916			19,481		
(7) Bonus for employees		2,125			2,448		
(8) Transfers to reserve for accrued bonuses		2,266			2,397		
(9) Transfers to allowance for retirement benefits for directors		74			120		
(10) Welfare expenses		3,234			3,869		
(11) Retirement benefits		2,213			11		
(12) Rent fees		7,539			6,393		
(13) Land rent		7,991			7,531		
(14) Supplies		1,268			1,859		
(15) Repairs		3,412			4,085		
(16) Communication expenses		4,432			4,159		
(17) Insurance premiums		3,673			4,102		
(18) Depreciation expenses		3,511			4,874		
(19) Consumption tax		2,913			3,055		
(20) Other		6,612	181,986	56.1	7,519	206,117	61.5
Total operating expenses			217,727	67.1		239,739	71.6
Operating income			106,944	32.9		95,238	28.4
III Non-operating income							
1. Interest on loans	*5	4,364			3,839		
2. Cash dividends		76			62		
3. Dividend on insurance		215			192		
4. Investment in anonymous association	*1	143			10		
5. Miscellaneous		462	5,262	1.6	471	4,576	1.4
IV Non-operating expenses							
1. Transfer to allowance for bad debts		4,387			–		
2. Write-down of property for sale		36			17		
3. Investment in anonymous association	*6	514			747		
4. Miscellaneous		167	5,106	1.6	117	882	0.3
Ordinary income			107,100	32.9		98,932	29.5

Non-Consolidated Statement of Income (cont.)

(In millions of yen – rounded down, except where noted)

Category	Note No.	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount		%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount		%
V Extraordinary income							
1. Sale of fixed assets	*2	0			–		
2. Sale of investment securities		211			669		
3. Allowance for bad debts from previous year		38	250	0.1	2	672	0.2
VI Extraordinary losses							
1. Loss on sale of fixed assets	*3	2			243		
2. Loss on disposal of fixed assets	*4	302			385		
3. Loss on cancellation of leases		–			31		
4. Transfer allowance for bad debts		4			–		
5. Loss on valuation of investment securities		359			401		
6. Loss on reorganization of affiliates		–			126		
7. Loan on cancellation of real estate deposits		117			88		
8. Loss on valuation of golf club memberships		6			7		
9. Dissolution fees for cancellation of contract		–	793	0.2	359	1,643	0.5
Income before income taxes			106,558	32.8		97,961	29.2
Corporate tax, local and enterprise taxes		56,824			44,918		
Adjustment on corporate tax, etc		(5,584)	51,240	15.8	(43)	44,874	13.4
Net income			55,317	17.0		53,086	15.8
Loss on price differences in disposal of treasury stock			–			0	
Retained earnings brought forward			4,731			2,922	
Interim dividends			2,794			2,834	
Unappropriated retained earnings			57,254			53,174	

(3) Statement on Appropriation of Profits

(In millions of yen – rounded down, except where noted)

Date of approval by general meeting of shareholders		For the previous fiscal year (June 26, 2003*)		For the current fiscal year (June 25, 2004*)	
Category	Note No.	Amount		Amount	
I Present term unappropriated profits			57,254		53,174
II Appropriation of profits					
1. Distribution of profits		2,834		2,834	
2. Bonuses for directors		98		106	
(Bonuses for auditors)		(4)		(4)	
3. Voluntary reserves					
Other reserves		51,400	54,332	44,500	47,440
III Deferred profits			2,922		5,733

Note: During the previous fiscal year, AIFUL paid interim dividends amounting to 2,794 million yen (30 yen per share) on December 10, 2002.
During the current fiscal year, AIFUL paid interim dividends amounting to 2,834 million yen (30 yen per share) on December 10, 2003.
The dates with asterisks indicate shareholders' meetings (scheduled).

2. Significant Accounting Policies Relating to the Financial Statements

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
1. Appraisal standards and methods for principal assets	(1) Subsidiaries stock and stock in affiliated companies Cost method, cost being determined by the moving average method (2) Other marketable securities Securities valued at market: Market value method based on the market prices on the settlement date. (All valuation differences are reflected directly in shareholders' equity, the sale price being computed using the moving average method.) Securities not valued at market Cost method, cost being determined by the moving average method	(1) Subsidiaries' stock and stock in affiliated companies As on left (2) Other marketable securities Securities valued at market: As on left Securities not valued at market: 同左 As on left
2. Inventories	Real estate for sale Lower-of-cost-or-market method, cost being determined by the specific cost method Warehouse goods Latest purchase cost method	Real estate for sale As on left
3. Depreciation methods for depreciable assets	(1) Tangible fixed assets: Diminishing balance depreciation method Major useful lives are as follows: Buildings and structures 7-50 years Machinery and vehicles 2-15 years Equipment and fittings 2-20 years (2) Intangible fixed assets: Software: Straight-line method based on the assumed useful life for internal use (5 years) Other: Straight-line method	(1) Tangible fixed assets: As on left (2) Intangible fixed assets: As on left
4. Deferred assets	New share issuing expenses New share issuing expenses are accounted for as expenses at the time of expenditure. Bond issuing expenses Depreciated evenly over the period until maturity, or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.	Bond issuing expense Depreciated evenly over the period until maturity, or over the longest period allowed by the Commercial Code (3 years), whichever is shorter.
5. Conversion methods for assets and liabilities in foreign currency	Credits and debts in foreign currency are converted into Japanese yen at the spot exchange rate on the settlement day, and differences in the conversion are treated as profits and losses.	-
6. Accounting standards for allowances and reserves		
(1) Allowance for bad debts	Provision for losses on bad debts is made up to the necessary amount, considering the actual percentage of bad loan write-offs for normal claims and up to the amount forecast to be irrecoverable based on individual assessments of recoverability for doubtful claims.	As on left
(2) Reserve for accrued bonuses	Provision for accrued bonuses to employees is made by appropriating an amount based on the estimated total bonuses that will be paid during the fiscal year.	As on left

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
(3) Allowance for retirement benefits for employees	In order to provide for retirement benefits for employees, the Company accrues an amount based on forecast retirement benefit liabilities and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are written off in the fiscal year in which they accrue.	In order to provide for retirement benefits for employees, the Company accrues an amount based on forecast retirement benefit liabilities and pension assets at the end of the current fiscal year. Actuarial differences and past service obligations are written off in the fiscal year in which they accrue. (Supplementary Information) With the enforcement of the Defined Benefit Corporate Pension Law, AIFUL obtained from the Minister of Health, Labour and Welfare an exemption from the obligation to make future payments with respect to the substitutional portion of employees' pension fund. The estimated amount returned (minimum liability) as of the end of the current consolidated fiscal year is 2,509 million yen. If AIFUL were to apply the interim measure set forth in the "Practice Guideline Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting Standards Committee of The Japanese Institute of Certified Public Accountants No. 13, Item 44-2), the amount to be recorded as a profit would be 263 million yen.
(4) Allowance for retirement benefits for directors	The Company provides for retirement benefits for directors by determining the estimated amount that would be paid if all directors retired on the balance sheet date, based upon the pertinent rules of the Commercial Code.	As on left
7. Accounting methods for income and expenses	Interest on loans to customers is recorded on an accrual basis. Accrued interest included in loans is recorded at the lower of the interest rates prescribed by the Interest Rate Control Law and the contract interest rate provided by the Company.	As on left
8. Accounting treatment for lease transactions	In finance lease transactions, other than those in which the title of the leased asset is deemed to be transferred to the lessee, finance leases are treated according to the method used for ordinary loan transactions, *mutatis mutandis*.	As on left
9. Hedge accounting methods		
(1) Hedge accounting methods	The Company uses deferred hedge accounting. However, the Company uses special accounting rules for interest swaps where appropriate.	As on left
(2) Hedging methods and hedged transactions		
Hedging methods	Interest caps and interest swaps	As on left
Hedged transactions	Borrowing that will change the Company's cash flow depending upon changes in market interest rates (floating rate bank borrowing and corporate bonds).	As on left
(3) Hedging policy	The Company uses hedge transactions to keep the percentage of fixed interest rate capital below a specified percentage of total capital funds procured.	As on left
(4) Evaluation of hedge effectiveness	The Company determines the effectiveness of its hedging transactions based on a method of ratio analysis covering cumulative changes over the past ten-year period.	As on left

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
10. Other Significant Accounting Policies Relating to the Financial Statements		
(1) Accounting treatment of interest on debt	Interest on debt used to provide consumer loans is accounted for as "interest expenses" in financial expenses. All other interest expenses are accounted for as "interest expenses" in non-operating expenses.	As on left
(2) Accounting Methods for leveraged leases	The Company signed a contract in December 1992 in which it participates in an anonymous association involved in the leasing of aircraft.The contract, which involved an investment of 100 million yen, is due to run for a total of 13 years. This amount is recorded in "investments in equity other than capital stock" under investment and other fixed assets on the balance sheets. AIFUL's portion of the losses incurred through this association have been deducted from the value of the investment as recorded on the financial statements, and losses above and beyond this total recorded in "other" under long-term liabilities as a sum of 85 million yen.Net income of 18 million yen has been recorded in "miscellaneous" under non-operating income in the statement of income.	The Company signed a contract in December 1992 in which it participates in an anonymous association involved in the leasing of aircraft. The contract, which involved an investment of 100 million yen, is due to run for a total of 13 years. This amount is recorded in "investments in equity other than capital stock" under investment and other fixed assets on the balance sheet. AIFUL's portion of the losses incurred through this association have been deducted from the value of the investment as recorded on the financial statements, and losses above and beyond this total recorded in "other" under long-term liabilities as a sum of 62 million yen. Net income of 22 million yen has been recorded in "miscellaneous" under non-operating income in the statement of income.
(3) Accounting treatment of consumption taxes	Consumption taxes are taken out of all Statement of Income items and Balance Sheet items. Consumption taxes for fixed assets that are not subject to the exclusion, however, are included in "other" under investment and other assets, and are written off using the straight-line method over a five-year period.	As on left

3. Changes in Accounting Standards

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
(Accounting Standards for the elimination of Treasury Stock and Legal Reserves) The company adopted "Accounting Standards Pertaining to the Elimination of Treasury Stock and Legal Reserves" (Corporate Accounting Standards, No. 1) during the current fiscal year. This change had no effect on income or losses for the period. The shareholders' equity section of the balance sheets for the current year has been formulated in line with the new changes. (Accounting Standards Pertaining to Net Income Per Share)) The company adopted "Accounting Standards Pertaining to Net Income Per Share" (Corporate Accounting Standards, No. 2), and "Guidelines Relating to Accounting Standards Pertaining to Net Income Per Share" (Corporate Accounting Standards, No. 4) during the current fiscal year. The effect of these changes on net income per share was as stated in the note on Per Share Information.	–

4. Changes in Labeling Method

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
An "investment in anonymous association" exceeded 10% of total non-operating expenses, so it has been recorded as a category. In the previous fiscal year, 435 million yen was included in "miscellaneous" under non-operating expenses.	–

5. Notes

(1) Notes to the Non-Consolidated Balance Sheets

For the previous fiscal year (March 31, 2003)

*1 Assets pledged as collateral and corresponding liabilities as below:

(1) Assets pledged as collateral

	(In millions of yen)
Loans	640,484
Real estate for sale	137
Investment securities	145
Total	640,767

(2) Corresponding liabilities

	(In millions of yen)
Current portion of long-term debt	218,959
Long-term debt	297,483
Total	516,443

The above amounts include items related to the securitization of loans receivables, 203,482 million yen for outstanding loans receivables 27,321 million yen for the current portion of long-term debt, and 96,547 million yen for the long-term debt.

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 2,000 million yen for short-term debt, 61,330 million yen for the current portion of long-term debt, 81,470 million yen for long-term debt, and 144,800 million yen in total. The Company has also offered 15,783 million yen for cash and cash equivalents as collateral for swap transactions. The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.

*2 Includes 1,068,151 million yen in personal unsecured loans.

*3 Assets Pledged as Collateral and Corresponding Market Values

	(In millions of yen)
Transferred accounts	8,001
Commercial paper	19,998
Trust received rights	2,000
Total	29,999

*4 The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	2,850	17,488	20,339
Loans in arrears	14,882	16,951	31,834
Loans in arrears longer than 3 months	8,031	3,186	11,217
Loans with adjusted terms	32,458	58	32,517
Total	58,223	37,684	95,908

Explanations of each of the above items follow:

(Bankruptcy claims)

"Bankruptcy claims" refers to loans that are included in loans on which principal or interest payments have been continuously late for a considerable period of time for the reasons cited in Article 96, Paragraph 1, Number 3, Items B through E of the Corporate Income Tax Law Execution Ordinance (1965, Ordinance No. 97), or for the reasons set forth in Number 4 of the same paragraph. The Company sets aside a reserve for bad debts that is equivalent to the amount the Company believes it will be unable to recover, based on an evaluation of each loan.

For the current fiscal year (March 31, 2004)

*1 Assets pledged as collateral and corresponding liabilities as below:

(1) Assets pledged as collateral

	(In millions of yen)
Loans	650,629
Real estate for sale	124
Total	650,754

(2) Corresponding liabilities

	(In millions of yen)
Current portion of long-term debt	173,618
Long-term debt	306,023
Total	479,641

The above amounts include items related to the securitization of loans receivables, 259,797 million yen for outstanding loans receivables 31,278 million yen for the current portion of long-term debt, and 90,068 million yen for the long-term debt.

In addition to the above, the Company has contracted to offer loans as collateral in response to borrowers' requests to the sum of 65,438 million yen for the current portion of long-term debt, 69,702 million yen for long-term debt, and 135,141 million yen in total. The Company has also offered 6,153 million yen for cash and cash equivalents as collateral for swap transactions. The Company has taken Marutoh K.K.'s tangible fixed assets as a pledge for their borrowings.

*2 Includes 1,081,057 million yen in personal unsecured loans.

*3 Assets Pledged as Collateral and Corresponding Market Values

	(In millions of yen)
Transferred accounts	10,000
Commercial paper	9,998
Total	19,998

*4 The bad debts included in loans and bankruptcy claims are shown below:

(In millions of yen)

	Unsecured loans	Other loans	Total
Bankruptcy claims	4,880	21,227	26,107
Loans in arrears	18,929	23,211	42,141
Loans in arrears longer than 3 months	8,977	3,398	12,375
Loans with adjusted terms	37,155	104	37,260
Total	69,943	47,941	117,884

Explanations of each of the above items follow:

(Bankruptcy claims)

As on left

For the previous fiscal year (March 31, 2003)	For the current fiscal year (March 31, 2004)
(Loans in arrears) "Loans in arrears" refers to loans other than bankruptcy claims for which unpaid interest is not accrued. This excludes loans, however, that are included in loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments.	(Loans in arrears) As on left
(Loans in arrears longer than 3 months) "Loans in arrears longer than 3 months" refers to loans for which the principal or interest payment is three or more months overdue from the day following the scheduled payment date and that are not regarded as bankruptcy claims or loans in arrears.	(Loans in arrears longer than 3 months) As on left
(Loans with adjusted terms) "Loans with adjusted terms" refers to loans for which the Company has made arrangements convenient to the borrower for the purpose of reorganization or support of the borrower, such as reduction or exemption of interest or extension of the repayment period, on which the Company is periodically receiving payments and that are not regarded as bankruptcy claims, loans in arrears or loans in arrears longer than 3 months.	(Loans with adjusted terms) As on left
*5 The total amount of stock to be issued by the Company is 373,500,000 shares of common stock. The total number of shares issued and outstanding is 94,690,000 shares of common stock.	*5. The total amount of stock to be issued by the Company is 373,500,000 shares of common stock. The total number of shares issued and outstanding is 94,690,000 shares of common stock.
*6. *Liabilities for guarantee* (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 10,491 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 8,535 million yen (3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 9,500 million yen	*6. *Liabilities for guarantee* (1) Liabilities for guarantee relating to personal loans provided by business partner financial institutions: 25,958 million yen (2) Liabilities for guarantees related to small business loans provided by business partner financial institutions: 1,358 million yen (3) Liabilities for guarantees of debt of affiliated companies: Marutoh K.K.: 8,600 million yen
*7. The number of treasury shares held by the Company is 221,638 shares of common stock.	*7. The number of treasury shares held by the Company is 222,866 shares of common stock.

(2) Notes to the Non-Consolidated Income Statement

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*1. Gains on investments in anonymous association all refer to product fund operating capital and dividend payments.	*1. Gains on investments in anonymous association all refer to product fund operating capital and dividend payments.
*2. Breakdown of gains on disposal of tangible fixed assets is as follows. (In millions of yen) Buildings 0 Equipment 0 Total 0	
*3. Breakdown of losses on disposal of tangible fixed assets is as follows. (In millions of yen) Equipment 0 Other 1 Total 2	*3. Breakdown of losses on disposal of tangible fixed assets is as follows. (In millions of yen) Telephone rights 125 Other 117 Total 243

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
*4. The breakdown for the write-off of fixed assets is as follows: (In millions of yen) Buildings 181 Structures 50 Equipment 37 Other 33 Total 302	*4. The breakdown for the write-off of fixed assets is as follows: (In millions of yen) Buildings 239 Structures 39 Equipment 35 Other 70 Total 385
*5. Matters relating to affiliated companies Interest on loans 4,345 million yen	*5. Matters relating to affiliated companies Interest on loans 3,821 million yen
*6. Losses on investments in an anonymous association all refer to valuation losses on commodity funds.	*6 As on left

(3) Notes to Lease Transactions

For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	259	191	68
Equipment and fittings	22,234	17,172	5,062
Total	22,493	17,363	5,130

(2) Outstanding balance of future lease payments at the end of the period

	(In millions of yen)
Within one year	3,918
Over one year	3,631
Total	7,549

(3) Amount of lease fee payments, depreciation expenses and interest expenses

	(In millions of yen)
Lease fee payments	5,318
Depreciation expenses	4,769
Interest expenses	231

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the sum-of-the-years-digits method.

(5) Accounting method for the amount equivalent to interest expenses

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)

Notes to finance lease transactions except leases under which the title of the leased asset is deemed to be transferred to the lessee.

(1) Acquisition cost, accumulated depreciation and period ending balance of lease assets

(In millions of yen)

	Acquisition cost	Accumulated depreciation	Period ending balance
Vehicles	259	206	53
Equipment and fittings	17,641	14,131	3,509
Total	17,900	14,337	3,562

(2) Outstanding balance of future lease payments at the end of the period

	(In millions of yen)
Within one year	2,498
Over one year	1,101
Total	3,600

(3) Amount of lease fee payments, depreciation expenses and interest expenses

	(In millions of yen)
Lease fee payments	3,986
Depreciation expenses	3,819
Interest expenses	103

(4) Accounting method for the amount equivalent to depreciation expenses

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the fixed amount method. The method for calculating the amount equivalent to depreciation expenses was changed from the sum-of-the-years-digits method to the fixed amount method in the current consolidated fiscal year. As a result, the amount equivalent to cumulative depreciation expenses is 1,588 million yen less, and the amount equivalent to depreciation expenses is 757 million yen more.

(5) Accounting method for the amount equivalent to interest expenses

As on left

(4) Marketable securities

For the previous fiscal year (March 31, 2003)	For the current fiscal year (March 31, 2004)
Subsidiaries' shares and the shares of affiliated companies do not have a market price.	As on left

(5) Tax effect accounting

For the previous fiscal year (March 31, 2003)	For the current fiscal year (March 31, 2004)
1. Principal cause of deferred tax assets and deferred tax liabilities (In millions of yen)	1. Principal cause of deferred tax assets and deferred tax liabilities (In millions of yen)

For the previous fiscal year (March 31, 2003) (In millions of yen)

Deferred tax assets (current)	
Excess amount transferred to allowance for bad debt accounts	6,633
Accrued income tax	2,095
Denied amount of bad debts depreciation	1,453
Unrecorded interest payments due	1,400
Excess amount transferred to reserve for accrued bonuses	815
Other deferred tax assets	38
Total deferred tax assets (current)	12,437
Deferred tax assets (fixed)	
Excess amount transferred to allowance for bad debt accounts	1,931
Excess amount of depreciation and amortization	1,108
Transfer allowance for retirement benefits	941
Transfer allowance for retirement benefits for directors	448
Valuation differences on other marketable securities	269
Other deferred tax liabilities	467
Total deferred tax assets (fixed)	5,166
Total deferred tax assets	17,603

For the current fiscal year (March 31, 2004) (In millions of yen)

Deferred tax assets (current)	
Excess amount transferred to allowance for bad debt accounts	6,732
Accrued income tax	1,409
Denied amount of bad debts depreciation	2,517
Unrecorded interest payments due	1,881
Excess amount transferred to reserve for accrued bonuses	972
Other deferred tax assets	116
Total deferred tax assets (current)	13,629
Deferred tax assets (fixed)	
Excess amount transferred to allowance for bad debt accounts	647
Excess amount of depreciation and amortization	1,605
Transfer allowance for retirement benefits for directors	495
Other deferred tax liabilities	998
Total deferred tax assets (fixed)	3,747
Amount offset against deferred tax liabilities (fixed)	(2,978)
Net deferred tax assets (fixed)	769
Deferred tax liabilities (fixed)	
Valuation differences on other marketable securities	2,978
Total deferred tax liabilities (fixed)	2,978
Amount offset against deferred tax assets (fixed)	(2,978)
Net deferred tax liabilities (fixed)	0
Total deferred tax assets	14,398

For the previous fiscal year (March 31, 2003)	For the current fiscal year (March 31, 2004)
2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting	2. Principal items which caused differences between statutory effective tax rate and income tax charge rate after adoption of tax effect accounting
Statutory effective tariff 41.9%	Statutory effective tariff 41.9%
(Adjusted)	(Adjusted)
Tax on reserves 5.8%	Tax on reserves 5.3%
	Tax exemption for IT equipment (2.0)%
Other 0.3%	Other 0.6%
Charge rate of income tax after adoption of tax effect accounting 48.0%	Charge rate of income tax after adoption of tax effect accounting 45.8%
3. On March 31, 2003, "Partial Revisions of Regional Tax Laws" was published, as a result of which external standard tax systems will be incorporated into corporate taxes from the fiscal year commencing April 1, 2004. With this change, the company has revised deferred tax assets on the basis of the legal effective tax rates themselves based upon post-revision tax rates with respect to temporary discrepancies to be eliminated from April 2004 onwards. In line with this revision, deferred tax assets fell 179 million yen, and the total adjustment to corporate taxes dealt with as expenses during the current year came to 168 million yen.	

(6) Per Share Information

Item	Previous fiscal year	Current fiscal year
Net assets per share Net income per share Diluted net income per share	4,983.00 yen 588.63 yen Diluted net income per share for the fiscal year under review has not been included here, as there was no dilutary effect on income at the end of the period. The "Accounting Standard for Per Share Net Income" (Corporate Accounting Standard No. 2) and the "Application Plan for the Accounting Standard for Per Share Net Income" (Corporate Accounting Standard Application Plan No. 4) have been applied beginning this consolidated fiscal year. The effect of application of the above accounting standard and plan on Per Share Information for the previous fiscal year is as below: (In yen) Net assets per share 4,512.78 Net income per share 425.39 Diluted net income per share -	5,534.17 yen 560.82 yen Diluted net income per share for the fiscal year under review has not been included here, as there was no dilutary effect on income at the end of the period.

Note: Basis for calculation of net income per share and diluted income per share

Item	For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003)	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004)
Net income	55,317 million yen	53,086 million yen
Amount not returned to common stock shareholders	98 million yen	106 million yen
Includes directors' bonuses distribution of profit	98 million yen	106 million yen
Net income relating to common stock	55,219 million yen	52,979 million yen
Average number of shares of common stock during the period	93,810,102 shares	94,467,918 shares
Outline of stock not included in diluted net income per share due to lack of dilutary effect	Stock options relating to treasury stock acquisition methods 209,000 shares	Stock options relating to treasury stock acquisition methods 204,000 shares

6. Results of Operations
(1) Operating Revenue

(In millions of yen)

Item		For the previous fiscal year (Apr. 1, 2002 to Mar. 31, 2003) Amount	%	For the current fiscal year (Apr. 1, 2003 to Mar. 31, 2004) Amount	%
Interest on loans to customers	Unsecured loans	263,262	81.1	265,959	79.4
	Secured loans	47,483	14.6	54,663	16.3
	Small business loans	4,854	1.5	6,355	1.9
	Sub-total	315,600	97.2	326,978	97.6
Other financial revenue	Interest on deposits	10	0.0	6	0.0
	Interest on marketable securities	0	0.0	1	0.0
	Interest on loans	267	0.1	47	0.0
	Other	2	0.0	3	0.0
	Sub-total	280	0.1	58	0.0
Other operating revenue	Sales of property	306	0.1	50	0.0
	Service business sales	935	0.3	–	0.0
	Bad debt recovery write-off	3,896	1.2	3,738	1.1
	Other	3,652	1.1	4,150	1.3
	Sub-total	8,791	2.7	7,940	2.4
Total		324,671	100.0	334,977	100.0

Note: "Other" included in "Other operating revenue" consists of clerical fees and property rents.

(2) Other Operating Indicators

(In millions of yen – except per share data)

Item	End of previous fiscal year (As of March 31, 2003)	End of current fiscal year (As of March 31, 2004)
Total amount of loans outstanding	1,413,340	1,451,638
Unsecured loans	1,068,151	1,081,057
Secured loans	322,840	342,637
Small business loans	22,348	27,943
Number of customer accounts	2,284,539	2,246,179
Unsecured loans	2,180,114	2,131,054
Secured loans	87,029	93,935
Small business loans	17,396	21,190
Number of branches	1,580	1,563
Staffed branches	536	544
Unstaffed branches	1,040	1,018
Branches for secured loans	4	1
Number of "Ojidosan" loan-contracting machines	1,573	1,557
Number of ATMs	42,738	59,717
Company-owned	1,676	1,661
Partner-owned	41,062	58,056
Number of employees	3,502	3,397
Bad debt write-off	74,721	91,549
Allowance for bad debts	88,827	99,958
Net income per share (yen)	588.63	560.82
Net assets per share (yen)	4,983.00	5,534.17

Notes 1. Total amount of loans outstanding and the number of customer accounts do not include loans and customer accounts related to bankruptcy claims.

2. Furthermore, bad debt write-off, which came to 2,498 million yen at the end of the previous fiscal year and 2,781 million yen at the end of the current fiscal year, has not been included.

7. Changes to the Board of Directors

(1) Director scheduled to be appointed

Name	Scheduled date of appointment
Kazuyoshi Wakamatsu	June 25, 2004

(2) Directors scheduled to retire

Name	Scheduled date of retirement
Yuji Kataoka	June 25, 2004
Takashi Noda	June 25, 2004

(3) Changes to the Directors' Positions

Effective June 25, 2004

Name	New post	Former post
Sadatoshi Kobayashi	Senior Managing Director, Head of Information Systems Department Administration Office Head of Inspection Department	Senior Managing Director, Head of Information Systems Department Administration Office
Shindaro Hashima	Managing Director, Head of Personnel Division Head of General Affairs Department Head of Legal Department	Managing Director, Head of General Affairs Department Head of Legal Department

(4) Auditor scheduled to retire

Name	Scheduled date of retirement
Tadao Mushiake	June 25, 2004

EXHIBIT 1
File No. 82-4802

RECEIVED
2004 OCT -4 A 10: 37

(Brief Description)

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 28, 2004

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1 of
the Securities and Exchange Law)

The 27th Fiscal Year
from April 1, 2003
to March 31, 2004

This Annual Securities Report concerning the fiscal year ended March 31, 2004 (hereinafter called the "Annual Securities Report") was, in accordance with the Japanese laws and regulations, filed on June 28, 2004 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the Tokyo Branch of AIFUL Corporation (the "Company") and at each of The Tokyo Stock Exchange and The Osaka Securities Exchange, on which the shares of common stock of the Company are listed.

It is required under the Japanese laws and regulations to include in the Annual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated annual financial statements of the Company for the fiscal year ended March 31, 2004.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Report (FY2004) of the Company (see Exhibit 5).

EXHIBIT 2
File No. 82-4802

(Brief Description in English)

Supplement to the Shelf Registration Statement

AIFUL CORPORATION

(504043)

Supplement to Shelf Registration Statement dated April 2 and May 13, 2004 relating to the Unsecured Straight Bonds-Fortieth Series and Forty-first and Forty-second Series (with special covenant of rating *pari passu* solely with the other series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when the Company proposes to issue or distribute through public offerings in Japan of the securities designated in the Shelf Registration Statement dated February 6, 2003 (the "Shelf Registration Statement"), including the Unsecured Straight Bonds-Thirty-sixth Series and -Thirty-seventh Series (with special covenant of rating *pari passu* solely with the other series of bonds), worth ¥10,000 million, respectively, of the aggregate principal amount thereof in such offerings.

The Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offerings of the Unsecured Straight Bonds-Fortieth Series and Forty-first and Forty-second Series, and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the news release dated April 2, and May 13, 2004 (Exhibit 8).

EXHIBIT 3
File No. 82-4802

RECEIVED
2004 OCT -4 A 10: 37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Brief Description in English)

Amendment to
Shelf Registration Statement

AIFUL CORPORATION

(504043)

Amendment to Shelf Registration Statement dated June 28, 2004 (the "Amendment") with respect to correction of information in the list of documents incorporated therein by reference to the Shelf Registration Statements (see Note below)

The Amendment are filed as referred to above in order to correct certain information contained in the Shelf Registration Statement filed with the Director-General of Kanto-Local Finance Bureau on February 6, 2003, which are incorporated therein by reference.

Note:

Under the Securities and Exchange Law, an amendment to a shelf registration statement is required to be filed when a list of documents to be incorporated by reference in the relevant shelf registration statement is amended.

EXHIBIT 4
File No. 82-4802

RECEIVED
2004 OCT -4 A 10:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(Brief Description in English)

The Reports on Treasury Stock Purchase

AIFUL CORPORATION

(504043)

The Reports on Treasury Stock Purchase, each dated April 2, May 13, and June 11, 2004, respectively (together, the "Reports"), in connection with the open market purchase of treasury stock for the purpose of transfer to directors and employees (see Note below)

The Reports show that no treasury stock purchase has been made during the period from March 1, 2004 to June 30, 2004.

Note:

Under the Securities and Exchange Law, a report on treasury stock purchase is required to be filed with the authority in connection with the open market purchase of treasury stock of a listing company.

EXHIBIT 6
File No. 82-4802

RECEIVED
2004 OCT -4 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Brief Description)

June 2004

The 27th Business Report
"SHAREHOLDERS' COMMUNICATION"

This Business Report concerning the period from April 1, 2003 through March 31, 2004 (the "Business Report") was sent to the shareholders of AIFUL Corporation (the "Company") in June 2004.

The Business Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Business Report, sends it to its shareholders and distributes it to its creditors, customers or analysts from time to time.

The information in the Business Report which is material to an investment decision is substantially contained in the Consolidated and Non-Consolidated Earnings Report (FY 2004) dated May 10, 2004 of the Company (see Exhibit 1).

EXHIBIT 7

File No. 82-4802

2004年3月期　決算データブック

Data Book (March. 2004)

1. 主要利益数値	*Review of Profit／Group & AIFUL*	1p
2. グループ合計営業実績	*Review of Operation／Group Total*	2p
3. グループ合計損益の内訳	*Revenue and Expenses／Group Total*	3p
4. グループ合計資金調達の状況	*Review of Funding／Group Total*	4p
5. アイフル営業実績	*Review of Operation／AIFUL*	5p
6. アイフル損益の内訳	*Revenue and Expenses／AIFUL*	6p
7. アイフル資金調達の状況	*Review of Funding／AIFUL*	7p
8. アイフル債権ポートフォリオ	*Analysis of Loan Portfolio／AIFUL*	8p
9. アイフル無担保ローン顧客属性	*Unsecured Loans Customer Profile／AIFUL*	9p
10. アイフル有担保ローン顧客属性	*Home Equity Loans Customer Profile／AIFUL*	10p
11. アイフル貸倒＆不良債権	*Credit Cost & NPL's／AIFUL*	11～14p
12. ライフ営業指標	*Review of Operation／LIFE*	15p
13. ライフ損益の内訳	*Revenue and Expenses／LIFE*	16･17p
14. ライフ資金調達の状況	*Revenue of Funding／LIFE*	18p
15. ライフ顧客属性	*Customer Profile／LIFE*	19p
16. ライフ貸倒＆不良債権	*Credit Cost & NPL's／LIFE*	20･21p
17. ライフ利回り	*Average Yield／LIFE*	20p
18. 事業者ローン2社の営業指標	*Review of Operation／Small Business Loan 2 Company*	22p
19. 消費者金融グループ会社の営業指標	*Review of Operation／Consumer Finance Group*	23p
20. 事業者ローン2社の損益の内訳	*Revenue and Expenses／Small Business Loan 2 Company*	24p
21. 消費者金融グループ会社の損益の内訳	*Revenue and Expenses／Consumer Finance Group*	25･26p
22. 消費者金融業界動向	*Overview of Consumer Credit Industry*	27p

アイフル株式会社
AIFUL CORPORATION

1. 主要利益数値　*(Review of Profit ／ Group & AIFUL)*

(1)連結(*Consolidated*)

項目		年/決算月(*Fiscal Year*)		02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	397,162	41.5	449,458	13.2	473,477	5.3	500,685	5.7
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	285,832	62.1	333,462	16.7	360,911	8.2	373,034	3.4
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	111,329	6.7	115,995	4.2	112,566	-3.0	127,650	13.4
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	105,067	1.5	111,797	6.4	112,446	0.6	128,000	13.8
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	35,063	-27.3	59,910	70.9	62,548	4.4	65,542	4.8
総資本	(百万円)	*Total Assets*	*(¥ Million)*	2,029,633	8.8	2,282,113	12.4	2,332,761	2.2	2,459,622	5.4
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	421,343	37.4	485,991	15.3	547,503	12.7	606,420	10.8
一株当たり当期純利益	(円)	*EPS*	*(¥)*	390.00	-31.5	637.59	63.5	660.98	3.7	693.81	5.0
一株当たり株主資本	(円)	*BPS*	*(¥)*	4,523.01	25.2	5,143.45	13.7	5,794.58	12.7	6,419.38	10.8
株主資本比率	(%)	*Equity Ratio*	*(%)*	20.7	*4.3*	21.3	*0.6*	23.5	*2.2*	24.6	*1.1*
株主資本当期純利益率	(%)	*ROE*	*(%)*	9.6	*-6.1*	13.2	*3.6*	12.1	*-1.1*	11.3	*-0.8*
総資本当期純利益率	(%)	*ROA*	*(%)*	1.8	*-0.8*	2.8	*1.0*	2.7	*-0.1*	2.7	*0.0*

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)単体(*AIFUL*)

項目		年/決算月(*Fiscal Year*)		02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3 (*E*)	増減率(yoy%)
営業収益	(百万円)	*Operating Revenue*	*(¥ Million)*	307,272	13.5	324,671	5.7	334,977	3.2	341,287	1.9
営業費用	(百万円)	*Operating Expenses*	*(¥ Million)*	196,830	17.5	217,727	10.6	239,739	10.1	232,885	-2.9
営業利益	(百万円)	*Operating Income*	*(¥ Million)*	110,442	6.9	106,944	-3.2	95,238	-10.9	108,401	13.8
経常利益	(百万円)	*Ordinary Income*	*(¥ Million)*	107,515	4.0	107,100	-0.4	98,932	-7.6	112,000	13.2
当期純利益	(百万円)	*Net Income*	*(¥ Million)*	38,349	-20.9	55,317	44.2	53,086	-4.0	58,839	10.8
総資本	(百万円)	*Total Assets*	*(¥ Million)*	1,740,868	9.7	1,906,211	9.5	1,870,075	-1.9	1,909,870	2.1
株主資本	(百万円)	*Shareholders' Equity*	*(¥ Million)*	420,493	39.0	470,834	12.0	522,904	11.1	575,867	10.1
一株当たり当期純利益	(円)	*EPS*	*(¥)*	426.54	-25.5	588.63	38.0	560.82	-4.7	622.85	11.1
一株当たり株主資本	(円)	*BPS*	*(¥)*	4,513.89	26.6	4,983.00	10.4	5,534.17	11.1	6,095.95	10.2
一株当たり配当金	(円)	*Cash Dividends per Share*	*(¥)*	50.00	0.0	60.00	20.0	60.00	0.0	60.00	0.0
配当性向	(%)	*Payout Ratio*	*(%)*	12.2	*3.5*	10.2	*-2.0*	10.7	*0.5*	-	-
株主資本比率	(%)	*Equity Ratio*	*(%)*	24.2	*5.1*	24.7	*0.5*	28.0	*3.3*	30.2	*2.2*
株主資本当期純利益率	(%)	*ROE*	*(%)*	10.6	*-6.9*	12.4	*1.8*	10.7	*-1.7*	10.7	*0.0*
総資本当期純利益率	(%)	*ROA*	*(%)*	2.3	*-1.2*	3.0	*0.7*	2.8	*-0.2*	3.1	*0.3*

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

【参考】

残高経費率 ※1	(%)	*SG & A Cost ／ Loan*	*※1 (%)*	13.0	*0.2*	13.4	*0.4*	14.4	*1.0*	13.7	*-0.7*

※1:残高経費率＝その他の営業費用／((期初残高+期末残高)÷2)(%)　　※1:SG & A Cost = Other Operating Expenses(SG&A)／Average Loans Outstanding(%)

注）斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

2. グループ合計営業実績 *(Review of Operation / Group Total)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月	単位	*(Fiscal Year)*		02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3(E)	増減率(yoy%)
営業債権合計	(百万円)	*Total Receivable Outstanding*	*(¥Million)*	2,002,499	9.9	2,210,889	10.4	2,298,444	4.0	2,438,125	6.1
営業貸付金残高		*Loans Outstanding*		1,635,954	16.2	1,833,702	12.1	1,907,655	4.0	2,014,589	5.6
無担保ローン		*Unsecured*		1,332,218	14.1	1,442,980	8.3	1,477,430	2.4	1,527,696	3.4
有担保ローン		*Home Equity*		278,893	22.5	325,436	16.7	346,183	6.4	362,798	4.8
事業者ローン		*Small Business*		24,843	103.7	65,284	162.8	84,041	28.7	124,094	47.7
クレジットカード(ショッピング)		*Credit Card Shopping*		61,686	-2.8	64,117	3.9	71,527	11.6	84,777	18.5
信販事業(個品)		*Installment Sales Finance*		164,715	-0.8	184,324	11.9	185,650	0.7	199,350	7.4
信用保証売掛金		*Guarantee*		140,142	-24.2	128,744	-8.1	133,610	3.8	139,407	4.3
口座数(残高あり)		*Customer Accounts*	*(Thousand)*	3,336	9.6	3,521	5.6	3,520	-0.0	-	-
無担保ローン		*Unsecured*		3,241	9.1	3,389	4.6	3,366	-0.7	-	-
有担保ローン		*Home Equity*		75	23.2	87	16.3	94	8.0	-	-
事業者ローン		*Small Business*		19	92.6	45	130.9	59	30.8	-	-
一口座当たり残高	(千円)	*Per Account*	*(¥Thousand)*	490	6.0	520	6.2	541	4.1	-	-
無担保ローン		*Unsecured*		410	4.6	425	3.6	438	3.1	-	-
有担保ローン		*Home Equity*		3,709	-0.5	3,721	0.3	3,664	-1.5	-	-
事業者ローン		*Small Business*		1,268	5.7	1,443	13.8	1,420	-1.5	-	-
クレジットカード会員数	(千件)	*Credit Card Holders*	*(Thousand)*	8,835	16.3	9,837	11.3	11,051	12.3	12,157	10.0
信販(個品)口座数	(千件)	*Shopping Installment Accounts*	*(Thousand)*	645	2.0	697	8.0	740	6.1	-	-
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	637	14.9	594	-6.8	511	-13.9	560	9.6
無担保ローン		*Unsecured*		598	13.3	548	-8.4	461	-15.8	502	8.9
有担保ローン		*Home Equity*		27	21.9	27	1.0	24	-11.5	24	0.0
事業者ローン		*Small Business*		11	175.9	18	62.4	25	39.5	32	28.0
新規クレジットカード発券数	(千枚)	*New Issue of Credit Card*	*(Thousand)*	1,807	-8.3	2,076	14.8	2,159	4.0	2,110	-2.3

(2)チャネル展開 *(Marketing Channel)*

年/決算月	単位	*(Fiscal Year)*	02/3	増減数	03/3	増減数	04/3	増減数	2005/3(E)	増減数
ローン事業店舗数	(店)	*Loan Business Branches*	1,899	*145*	1,959	*60*	1,977	*18*	2,014	*37*
有人店舗		*Staffed Branches*	752	*65*	796	*44*	813	*17*	863	*50*
無人店舗		*Unstaffed Branches*	1,147	*80*	1,163	*16*	1,164	*1*	1,151	*-13*
自動契約機設置台数	(台)	*Unmanned Loan-contracting Machines*	1,808	*172*	1,837	*29*	1,855	*18*	-	-
社員数(正社員)	(人)	*N. of Employees (regulary payroll)*	5,810	*60*	6,123	*313*	5,969	*-154*	6,230	*261*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注:ライフのデータにつきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「実態営業債権ベースの参考数値」です。

Note 1 : The data of a Life is the pro forma amount in which the accounts also included the operating assets excepted from balance sheet by securitization.

3. グループ合計損益の内訳 (Revenue and Expenses / Group Total)

会計ベース(On-Balance)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	397,162	100.0	41.5	449,458	100.0	13.2	473,477	100.0	5.3	500,685	100.0	5.7
営業貸付金利息	Interest Income	359,318	90.5	32.0	406,483	90.4	13.1	429,512	90.7	5.7	447,897	89.5	4.3
無担保ローン	Unsecured	311,910	78.5	33.1	348,887	77.6	11.9	358,142	75.6	2.7	368,609	73.6	2.9
有担保ローン	Home Equity	43,150	10.9	23.4	47,650	10.6	10.4	55,022	11.6	15.5	56,589	11.3	2.8
事業者ローン	Small Business	4,257	1.1	47.4	9,945	2.2	133.6	16,348	3.5	64.4	22,698	4.5	38.8
クレジットカード(ショッピング)収益	Credit Card Shopping	6,742	1.7	–	7,877	1.8	16.8	8,140	1.7	3.3	9,763	1.9	19.9
信販事業(個品)収益	Installment Sales Finance	10,353	2.6	–	15,178	3.4	46.6	15,508	3.3	2.2	16,912	3.4	9.1
信用保証収益	Guarantees	4,076	1.0	–	4,132	0.9	1.4	5,562	1.2	34.6	7,076	1.4	27.2
その他の金融収益	Other Financial Revenue	525	0.1	54.0	321	0.1	-38.8	95	0.0	-70.4	73	0.0	-23.2
その他の営業収益	Other Operating Revenue	16,146	4.1	99.8	15,463	3.4	-4.2	14,658	3.1	-5.2	18,960	3.8	29.3
不動産売上高	Sales of Property	2,823	0.7	6,925.0	306	0.1	-89.1	50	0.0	-83.7	49	0.0	-2.0
サービス事業売上高	Restaurant & Karaoke	1,246	0.3	-4.3	935	0.2	-25.0	–	–	–	–	–	–
償却債権回収額	Bad Debt Recovery	5,715	1.4	62.8	6,431	1.4	12.5	6,778	1.4	5.4	7,319	1.5	8.0
その他	Other	6,360	1.6	97.0	7,790	1.7	22.5	7,830	1.7	0.5	11,592	2.3	48.0
営業費用	Operating Expenses	285,832	72.0	62.1	333,462	74.2	16.7	360,911	76.2	8.2	373,034	74.5	3.4
金融費用	Financial Expenses	34,615	8.7	19.6	38,479	8.6	11.2	38,164	8.1	-0.8	41,831	8.4	9.6
借入金利息等	Interest on Borrowings	21,987	5.5	5.2	25,126	5.6	14.3	24,620	5.2	-2.0	28,209	5.6	14.6
社債利息等	Interest on SB etc.	12,627	3.2	57.3	13,353	3.0	5.7	13,544	2.9	1.4	13,621	2.7	0.6
売上原価	Cost of Sales	3,025	0.8	594.6	562	0.1	-81.4	137	0.0	-75.6	–	–	–
不動産売上原価	Cost of Sales of Property	2,677	0.7	4,617.8	296	0.1	-88.9	137	0.0	-53.7	–	–	–
サービス事業売上原価	Cost of Restaurant Business	348	0.1	-8.1	266	0.1	-23.5	–	–	–	–	–	–
その他の営業費用	Other Operating Expenses(SG&A)	248,191	62.5	68.9	294,420	65.5	18.6	322,610	68.1	9.6	331,202	66.1	2.7
貸倒関連費用	Credit Cost	89,945	22.6	74.0	134,125	29.8	49.1	157,339	33.2	17.3	145,291	29.0	-7.7
広告宣伝費	Advertising Expenses	26,845	6.8	52.1	21,747	4.8	-19.0	19,962	4.2	-8.2	22,191	4.4	11.2
人件費	Salaries	43,666	11.0	59.2	48,092	10.7	10.1	48,891	10.3	1.7	53,734	10.7	9.9
役員報酬	Directors' Salaries	595	0.1	50.7	584	0.1	-1.8	640	0.1	9.6	772	0.2	20.6
従業員給与賞与等	Employees' Salaries	34,519	8.7	72.5	38,801	8.6	12.4	38,201	8.1	-1.5	40,590	8.1	6.3
その他	Other	8,551	2.2	21.8	8,706	1.9	1.8	10,049	2.1	15.4	12,372	2.5	23.1
連結調整勘定償却	Amortization of Goodwill and Consolidation Differences	3,178	0.8	629.9	2,638	0.6	-17.0	2,061	0.4	-21.9	2,061	0.4	0.0
その他	Other	83,201	20.9	67.3	87,815	19.5	3.9	94,355	19.9	7.4	107,923	21.6	14.4
営業利益	Operating Income	111,329	28.0	6.7	115,995	25.8	4.2	112,566	23.8	-3.0	127,650	25.5	13.4
営業外収益	Non-operating Income	1,333	0.3	25.5	1,303	0.3	-2.2	1,040	0.2	-20.2	937	0.2	-9.9
営業外費用	Non-operating Expenses	7,595	1.9	307.9	5,501	1.2	-27.6	1,160	0.3	-78.9	588	0.1	-49.3
経常利益	Ordinary Income	105,067	26.5	1.5	111,797	24.9	6.4	112,446	23.7	0.6	128,000	25.6	13.8
特別利益	Extraordinary Income	1,729	0.4	2,123.7	444	0.1	-74.3	4,957	1.0	1,016.4	4	0.0	-99.9
特別損失	Extraordinary Losses	44,948	11.3	307.3	4,788	1.1	-89.3	13,589	2.8	183.8	2,773	0.6	-79.6
税引前利益	Income before Income Taxes	61,848	15.6	-33.2	107,453	23.9	73.7	103,814	21.9	-3.4	125,231	25.0	20.6
法人税·住民税及び事業税	Income Taxes	36,292	9.1	-21.5	57,555	12.8	58.6	46,173	9.8	-19.8	56,118	11.2	21.5
法人税等調整額	Effect of a Tax Consequences	-8,907	2.2	386.0	-10,129	-2.3	-213.7	-5,157	-1.1	-49.1	3,077	0.6	-159.7
少数株主利益(損失)	Minority Interest Loss	-601	0.2	1,085.4	116	0.0	-80.6	250	0.0	115.5	493	0.1	97.2
当期純利益	Net Income	35,063	8.8	-27.3	59,910	13.3	70.9	62,548	13.2	4.4	65,542	13.1	4.8

4. グループ合計資金調達の状況 (Review of Funding / Group Total)

営業債権ベース(Managed Asset Basis)

(1)形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	2005/3(E)	構成比(%)
借入金	Borrowings	823,148	51.8	943,100	53.5	974,764	56.2	1,060,663	58.1
都市銀行	City Banks	7,150	0.4	12,679	0.7	22,218	1.3	-	-
長期信用銀行	Long-Term Credit Banks	79,627	5.0	85,949	4.9	67,895	3.9	-	-
信託銀行	Trust Banks	159,292	10.0	197,141	11.2	256,805	14.8	-	-
地方銀行・第二地方銀行	Regional Banks	163,155	10.3	203,604	11.6	212,522	12.2	-	-
生命保険会社	Life Insurance	139,451	8.8	129,853	7.4	120,025	6.9	-	-
損害保険会社	Non-Life Insurance	59,548	3.7	52,826	3.0	47,822	2.8	-	-
外国銀行	Foreigner	64,402	4.1	48,862	2.8	6,687	0.4	-	-
シンジケートローン	Syndicated Loan	46,666	2.9	86,834	4.9	104,877	6.0	-	-
邦銀	Japanese Banks	46,666	2.9	43,834	2.5	35,277	2.0	-	-
外銀	Foreigner	-	-	15,500	0.9	27,100	1.6	-	-
その他	Other	-	-	27,500	1.6	42,500	2.4		
県信連等	Credit Association	27,630	1.7	48,229	2.7	55,304	3.2	-	-
その他	Other	76,225	4.8	77,120	4.4	80,607	4.6	-	-
CP・社債等	CP and Bonds	766,124	48.2	819,259	46.5	760,637	43.8	766,413	41.9
CP	CP	15,000	0.9	13,500	0.8	5,000	0.3	-	-
普通社債	SB	422,500	26.6	452,000	25.6	455,000	26.2	-	-
証券化	ABS	328,624	20.7	353,759	20.1	300,637	17.3	-	-
合計	Total	1,589,272	100.0	1,762,359	100.0	1,735,402	100.0	1,827,076	100.0

(2)長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	52,491	3.3	68,865	3.9	61,834	3.6	74,500	4.1
短期借入	Borrowings	37,491	2.4	55,365	3.1	56,834	3.3	-	-
CP	CP	15,000	0.9	13,500	0.8	5,000	0.3	-	-
長期調達	Long-term Borrowings	1,536,780	96.7	1,693,494	96.1	1,673,567	96.4	1,752,576	95.9
固定金利借入	Fixed Rate	201,570	12.7	223,827	12.7	225,198	13.0	-	-
変動金利借入	Floating Rate	584,086	36.8	636,407	36.1	692,731	39.9	-	-
キャップ	With Cap	70,100	4.4	153,420	8.7	192,328	11.1	-	-
スワップ	With Swap	113,260	7.1	211,660	12.0	222,790	12.8	-	-
社債等(固定)	SB Other (Fixed Bond)	452,724	28.5	579,388	32.9	593,211	34.2	-	-
普通社債	SB	404,500	25.5	437,000	24.8	442,500	25.5	-	-
証券化	ABS	48,224	3.0	142,388	8.1	150,711	8.7	-	-
社債等(変動)	SB Other (Floating Bond)	298,400	18.8	253,871	14.4	162,426	9.4	-	-
普通社債	SB	18,000	1.1	15,000	0.9	12,500	0.7	-	-
スワップ	With Swap	3,000	0.2	-	-	-	-	-	-
証券化	ABS	280,400	17.6	238,871	13.6	149,926	8.6	-	-
キャップ	With Cap	230,400	14.5	238,871	13.6	139,926	8.1	-	-
合計	Total	1,589,272	100.0	1,762,359	100.0	1,735,402	100.0	1,827,076	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3)調達金利 (Funding Cost)

年/決算月(Fiscal Year)		02/3	03/3	04/3	2005/3(E)
調達金利	Funding Cost	2.04	1.78	1.72	1.85
間接	Indirect	2.52	1.97	1.86	2.11
直接	Direct	1.54	1.57	1.55	1.49

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

【参考】

長期プライムレート	Long term prime rate	2.30	1.50	1.65	2.05

5. アイフル営業実績 (Review of Operation / AIFUL)

(1) 営業実績 (Operating Results)

年/決算月 (Fiscal Year)		02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3 (E)	増減率(yoy%)
営業貸付金残高 (百万円)	Loans Outstanding (¥ Million)	1,313,690	13.3	1,413,340	7.6	1,451,638	2.7	1,479,206	1.9
無担保ローン	Unsecured	1,019,292	10.6	1,068,151	4.8	1,081,057	1.2	1,085,148	0.4
有担保ローン	Home Equity	277,671	23.1	322,840	16.3	342,637	6.1	358,019	4.5
事業者ローン	Small Business	16,726	37.1	22,348	33.6	27,943	25.0	36,038	29.0
口座数 (千件)	Customer Accounts (Thousand)	2,244	5.8	2,284	1.8	2,246	-1.7	2,225	-0.9
無担保ローン	Unsecured	2,155	5.1	2,180	1.2	2,131	-2.3	2,098	-1.5
有担保ローン	Home Equity	75	23.1	87	16.0	93	7.9	99	6.5
事業者ローン	Small Business	13	37.6	17	24.3	21	21.8	26	23.8
一口座当たり残高 (千円)	Per Account (¥ Thousand)	585	7.1	618	5.7	646	4.5	664	2.8
無担保ローン	Unsecured	472	5.2	489	3.6	507	3.5	517	2.0
有担保ローン	Home Equity	3,699	-0.0	3,709	0.3	3,647	-1.7	3,617	-0.8
事業者ローン	Small Business	1,195	-0.3	1,284	7.5	1,318	2.6	1,386	5.2
新規顧客件数 (千件)	New Accounts (Thousand)	496	3.4	440	-11.3	388	-11.9	395	1.8
無担保ローン	Unsecured	462	2.0	405	-12.4	355	-12.3	360	1.4
有担保ローン	Home Equity	27	21.9	27	0.9	24	-12.1	24	0.0
事業者ローン	Small Business	6	55.6	7	17.6	8	10.2	10	25.0
実質平均利回り ※1 (%)	Average Yield ※1 (%)	23.9	*-0.4*	23.2	*-0.8*	22.8	*-0.3*	22.8	*-0.1*
無担保ローン	Unsecured	25.7	*-0.3*	25.2	*-0.4*	24.8	*-0.5*	24.6	*-0.1*
有担保ローン	Home Equity	17.1	*-0.1*	15.8	*-1.3*	16.4	*0.6*	16.7	*0.3*
事業者ローン	Small Business	26.9	*1.2*	24.8	*-2.1*	25.3	*0.4*	25.5	*0.2*

※1:実質平均利回り＝営業貸付金利息／((期初残高＋期末残高)÷2)(%)　※1:Average Yield=Interest Income/Average Loans Outstanding (%)

注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(2) チャネル展開 (Marketing Channel)

年/決算月 (Fiscal Year)		02/3	増減数(yoy)	03/3	増減数(yoy)	04/3	増減数(yoy)	2005/3 (E)	増減数(yoy)
ローン事業店舗数 ※2 (店)	Loan Business Branches ※2	1,592(947)	*63*	1,580(943)	*-12*	1,563(934)	*-17*	1,565	*2*
有人店舗	Staffed Branches	536(119)	*0*	534(122)	*-2*	540(124)	*6*	552	*12*
無人店舗	Unstaffed Branches	1,050(828)	*63*	1,040(821)	*-10*	1,018(810)	*-22*	1,009	*-9*
ハートプラザ ※3	Heart Plaza ※3	4	*0*	4	*0*	1	*-3*	-	*-1*
信販カード担当店等	Other	2	*0*	2	*0*	4	*2*	4	*0*
ローン事業店舗出店数 (店)	Newly Opened Branches	94	-	9	-	3	-	20	-
有人店舗	Staffed Branches	2	-	-	-	-	-	8	-
無人店舗	Unstaffed Branches	92	-	9	-	1	-	12	-
信販カード担当店等	Other	-	-	-	-	2	-	-	-
自動契約機設置台数 (台)	Unmanned Loan-contracting Machines	1,585	*63*	1,573	*-12*	1,557	*-16*	-	-
併設型	At Staffed Branches	534	*0*	532	*-2*	538	*6*	-	-
独立型	At Unstaffed Branches	1,051	*63*	1,041	*-10*	1,019	*-22*	-	-
ATM・CDネットワーク (台)	AIFUL ATMs and Tie-up CDs	35,904	*13,883*	50,359	*14,455*	73,938	*23,579*	-	-
ATM台数	AIFUL ATMs	1,688	*42*	1,676	*-12*	1,661	*-15*	-	-
提携CD台数 ※4	Tie-up CDs ※4	26,482	*6,107*	41,062	*14,580*	58,056	*16,994*	-	-
提携コンビニエンスストア	Tie-up Convenience Store	7,734	*7,734*	7,621	*-113*	14,221	*6,600*	-	-
正社員数 (a) (人)	N. of Employees (regulary payroll) (a)	3,576	*99*	3,502	*-74*	3,397	*-105*	3,392	*-5*
非正社員数 (b) (人)	N. of Employees (temp.) (b)	1,106	*2*	1,133	*27*	1,353	*220*	-	-
合計 (a)+(b) (人)	Total (a)+(b)	4,682	*101*	4,635	*-47*	4,750	*115*	-	-
非正社員比率 (b)／(a+b) (人)	Ratio of N. of Employees (b)／(a+b)	23.6	*-0.5*	24.4	*0.8*	28.5	*4.0*	-	-

※2:()はロードサイド型
※3:ハートプラザは有担保専門店
※4:提携CD台数には、アイワイバンク(セブンイレブン)が含まれております。(03/3:5,250台、04/3:7,804台)
注) 斜体数値は増減数　Note:Italic Font = Increase or Decrease

※2:Roadside Type
※3:Heart Plaza is Specialized for Secured Loans
※4:Included IY Bank (Seven Eleven)(03/3:5,250, 04/3:7,804)

6. アイフル損益の内訳 *(Revenue and Expenses / AIFUL)*

（百万円/￥ Million）

年/決算月	(Fiscal Year)	02/3	営業収益比 (%)	増減率 (yoy%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	307,272	100.0	13.5	324,671	100.0	5.7	334,977	100.0	3.2	341,287	100.0	1.9
営業貸付金利息	Interest Income	296,034	96.3	12.7	315,600	97.2	6.6	326,978	97.6	3.6	331,207	97.0	1.3
無担保ローン	Unsecured	249,088	81.1	10.8	263,262	81.1	5.7	265,959	79.4	1.0	267,133	78.3	0.4
有担保ローン	Home Equity	43,054	14.0	23.1	47,483	14.6	10.3	54,663	16.3	15.1	56,070	16.4	2.6
事業者ローン	Small Business	3,891	1.3	34.7	4,854	1.5	24.8	6,355	1.9	30.9	8,002	2.3	25.9
その他の金融収益	Other Financial Revenue	230	0.1	-31.9	280	0.1	21.7	58	0.0	-79.0	29	0.0	-50.0
その他の営業収益	Other Operating Revenue	11,007	3.6	39.2	8,791	2.7	-20.1	7,940	2.4	-9.7	10,050	2.9	26.6
受取保証料	Loan Guarantee Fee	83	0.0	2,842.3	596	0.2	611.0	1,736	0.5	191.0	2,958	0.9	70.4
不動産売上高	Sales of Property	2,823	0.9	6,925.0	306	0.1	-89.1	50	0.0	-83.5	-	-	-
サービス事業売上高	Restaurant & Karaoke	1,246	0.4	-4.3	935	0.3	-25.0	-	-	-	-	-	-
償却債権回収額	Bad Debt Recovery	3,779	1.2	13.7	3,896	1.2	3.1	3,738	1.1	-4.1	3,915	1.1	4.7
その他	Other	3,074	1.0	-5.0	3,056	0.9	-0.6	2,414	0.7	-21.0	3,175	0.9	31.5
営業費用	Operating Expenses	196,830	64.1	17.5	217,727	67.1	10.6	239,739	71.6	10.1	232,885	68.2	-2.9
金融費用	Financial Expenses	33,377	10.9	16.4	35,178	10.8	5.4	33,485	10.0	-4.8	32,887	9.6	-1.8
借入金利息等	Interest on Borrowings	21,124	6.9	2.3	22,705	7.0	7.5	21,284	6.4	-6.3	21,265	6.2	-0.1
社債利息等	Interest on SB etc.	12,253	4.0	52.7	12,473	3.8	1.8	12,200	3.6	-2.2	11,622	3.4	-4.7
売上原価	Cost of Sales	3,025	1.0	594.6	562	0.2	-81.4	137	0.1	-75.6	-	-	-
不動産売上原価	Cost of Sales of Property	2,677	0.9	4,617.8	296	0.1	-88.9	137	0.1	-53.7	-	-	-
サービス事業売上原価	Cost of Restaurant Business	348	0.1	-8.1	266	0.1	-23.5	-	-	-	-	-	-
その他の営業費用	Other Operating Expenses(SG&A)	160,426	52.2	15.9	181,986	56.1	13.4	206,117	61.5	13.3	199,998	58.6	-3.0
貸倒関連費用	Credit Cost	65,300	21.3	38.1	86,371	26.6	32.3	109,223	32.6	26.5	94,605	27.7	-13.4
広告宣伝費	Advertising Expenses	19,274	6.3	13.1	15,377	4.7	-20.2	13,696	4.1	-10.9	14,907	4.4	8.8
支払手数料	Commission	9,769	3.2	-6.6	9,624	3.0	-1.5	10,832	3.2	12.6	10,156	3.0	-6.2
人件費	Salaries	26,501	8.6	1.6	29,257	9.0	10.4	28,782	8.6	-1.6	30,867	9.0	7.2
役員報酬	Directors' Salaries	415	0.1	9.0	425	0.1	2.3	453	0.1	6.7	529	0.2	16.8
従業員給与賞与等	Employees' Salaries	20,579	6.7	-1.8	23,255	7.2	13.0	21,941	6.6	-5.7	22,454	6.6	2.3
その他	Other	5,506	1.8	16.1	5,576	1.7	1.3	6,388	1.9	14.6	7,884	2.3	23.4
賃借料･地代家賃	Rental Expenses · Land Rent	15,001	4.9	0.0	15,530	4.8	3.5	13,925	4.2	-10.3	14,679	4.3	5.4
消耗品費･修繕費	Supplies · Repair and Maintenance	4,183	1.4	6.6	4,680	1.4	11.9	5,944	1.8	27.0	5,742	1.7	-3.4
通信費	Communications	3,921	1.3	15.2	4,432	1.4	13.0	4,159	1.2	-6.2	2,885	0.8	-30.6
保険料	Insurance Premium	3,431	1.1	2.2	3,673	1.1	7.1	4,102	1.2	11.7	4,427	1.3	7.9
減価償却費	Depreciation	4,465	1.5	6.3	3,511	1.1	-21.3	4,874	1.5	38.8	6,870	2.0	41.0
その他	Other	8,576	2.8	12.3	9,277	2.9	8.2	10,574	3.2	11.0	14,860	4.4	40.5
営業利益	Operating Income	110,442	35.9	6.9	106,944	32.9	-3.2	95,238	28.4	-10.9	108,401	31.8	13.8
営業外収益	Non-operating Income	4,570	1.5	164.8	5,262	1.6	15.2	4,576	1.4	-13.0	3,635	1.1	-20.6
営業外費用	Non-operating Expenses	7,496	2.4	348.1	5,106	1.6	-31.9	882	0.3	-82.7	36	0.0	-95.9
経常利益	Ordinary Income	107,515	35.0	4.0	107,100	33.0	-0.4	98,932	29.5	-7.6	112,000	32.8	13.2
特別利益	Extraordinary Income	367	0.1	380.4	250	0.1	-31.8	672	0.2	167.9	-	-	-
特別損失	Extraordinary Losses	35,229	11.5	221.0	793	0.2	-97.7	1,643	0.5	107.1	273	0.1	-83.4
税引前利益	Income before Income Taxes	72,653	23.6	-21.4	106,558	32.8	46.7	97,961	29.2	-8.1	111,726	32.7	14.1
法人税･住民税等	Income Taxes	28,309	9.2	-22.4	46,043	14.2	62.6	36,064	10.8	-21.7	44,403	13.0	23.1
事業税	Enterprise Taxes	6,692	2.2	-21.5	10,781	3.3	61.1	8,854	2.6	-17.9	10,363	3.0	17.0
法人税等調整額	Effect of a Tax Consequences	-696	-0.2	-33.5	-5,584	-1.7	-901.7	-43	-0.0	-99.2	-1,879	-0.6	4,269.8
当期純利益	Net Income	38,349	12.5	-20.9	55,317	17.0	44.2	53,086	15.8	-4.0	58,839	17.2	10.8

7. アイフル資金調達の状況 (Review of Funding / AIFUL)

(1) 形態別調達金額 (Amount of Borrowings by Type of Lender)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	平均借入期間(年)	2005/3(E)	構成比(%)
借入金	Borrowings	741,855	58.7	783,955	58.3	759,681	59.2	3.7	764,022	60.4
都市銀行	City Banks	6,950	0.6	12,579	0.9	21,218	1.7	-	-	-
長期信用銀行	Long-Term Credit Banks	70,459	5.6	71,600	5.3	46,173	3.6	-	-	-
信託銀行	Trust Banks	141,731	11.2	167,385	12.4	205,354	16.0	-	-	-
地方銀行・第二地方銀行	Regional Banks	148,488	11.8	162,602	12.1	173,325	13.5	-	-	-
信用金庫	Shinkin Banks	-	-	13,050	1.0	13,920	1.1	-	-	-
生命保険会社	Life Insurance	139,451	11.0	127,725	9.5	115,676	9.0	-	-	-
損害保険会社	Non-Life Insurance	58,710	4.6	51,776	3.8	46,041	3.6	-	-	-
外国銀行	Foreigner	64,402	5.1	48,862	3.6	6,687	0.5	-	-	-
シンジケートローン	Syndicated Loan	46,666	3.7	77,834	5.8	87,602	6.8	-	-	-
邦銀	Japanese Banks	46,666	3.7	34,834	2.6	18,002	1.4	-	-	-
外銀	Foreigner	-	-	15,500	1.2	27,100	2.1	-	-	-
その他	Other	-	-	27,500	2.0	42,500	3.3	-	-	-
県信連等	Credit Association	22,885	1.8	22,617	1.7	20,850	1.6	-	-	-
その他	Other	42,111	3.3	27,925	2.1	22,834	1.8	-	-	-
CP・社債等	CP and Bonds	521,124	41.3	561,368	41.7	524,047	40.8	5.9	501,491	39.6
CP	CP	15,000	1.2	13,000	1.0	-	-	-	-	-
普通社債	SB	422,500	33.5	452,000	33.6	445,000	34.7	-	-	-
証券化	ABS	83,624	6.6	96,368	7.2	79,047	6.2	-	-	-
合 計	Total	1,262,979	100.0	1,345,325	100.0	1,283,728	100.0	3.8	1,265,514	100.0

(2) 長期・短期別調達金額 (Short and Long-term Borrowings)

(百万円/¥ Million)

年/決算月	(Fiscal Year)	02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	残存期間(年)	2005/3(E)	構成比(%)
短期調達	Short-term Borrowings	29,000	2.3	27,000	2.0	8,500	0.7	0.2	8,500	0.7
短期借入	Borrowings	14,000	1.1	14,000	1.0	8,500	0.7	-	-	-
CP	CP	15,000	1.2	13,000	1.0	-	-	-	-	-
長期調達	Long-term Borrowings	1,233,979	97.7	1,318,325	98.0	1,275,228	99.3	2.0	1,257,014	99.3
固定金利借入	Fixed Rate	201,370	15.9	207,199	15.4	194,312	15.1	2.0	-	-
変動金利借入	Floating Rate	526,484	41.7	535,257	39.8	556,868	43.4	1.9	-	-
キャップ	With Cap	70,100	5.6	153,420	11.4	192,328	15.0	-	-	-
スワップ	With Swap	113,260	9.0	211,660	15.7	222,790	17.4	-	-	-
社債等(固定)	SB Other (Fixed Bond)	438,124	34.7	540,868	40.2	511,547	39.8	3.3	-	-
普通社債	SB	404,500	32.0	437,000	32.5	432,500	33.7	-	-	-
証券化	ABS	33,624	2.7	103,868	7.7	79,047	6.2	-	-	-
社債等(変動)	SB Other (Floating Bond)	68,000	5.4	35,000	2.6	12,500	1.0	2.1	-	-
普通社債	SB	18,000	1.4	15,000	1.1	12,500	1.0	-	-	-
スワップ	With Swap	3,000	0.2	-	-	-	-	-	-	-
証券化	ABS	50,000	4.0	20,000	1.5	-	-	-	-	-
キャップ	With Cap	-	-	20,000	1.5	-	-	-	-	-
固定金利借入比率	Ratio of Fixed Rate Borrowings to Total Borrowings	639,494	50.6	748,067	55.6	705,859	55.0	-	-	-
実質固定金利借入比率	Ratio of Borrowings at Fixed Ratio	825,854	65.4	1,133,147	84.2	1,120,977	87.3	-	-	-
合 計	Total	1,262,979	100.0	1,345,325	100.0	1,283,728	100.0	-	1,265,514	100.0

※キャップ・スワップには、開始年月日が未到来のキャップ(150,000百万円)を含んでおりません。なお、未到来のスワップはありません。

(3) 調達金利 (Funding Cost)

(%)

年/決算月	(Fiscal Year)	02/3	03/3	04/3	2005/3(E)
調達金利	Funding Cost	2.30	1.98	1.87	2.00
間接	Indirect	2.53	1.99	1.86	2.11
直接	Direct	1.96	1.97	1.89	1.82

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

《参考》

(%)

		02/3	03/3	04/3	2005/3(E)
長期プライムレート	Long term prime rate	2.30	1.50	1.65	2.05
5年スワップレート	5Y SWAP rate	0.56	0.27	0.74	
JGB(10年)	10Y JGB	1.40	0.73	1.45	

8. アイフル債権ポートフォリオ　(Analysis of Loan Portfolio / AIFUL)

(1) 貸付利率別残高構成 (Breakdown By Interest Rate)

貸付利率 Interest Rate on Loans to Customers		02/3				03/3				04/3			
		件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	<25.0%	138	6.4	182,211	17.9	260	12.0	232,170	21.7	274	12.9	243,908	22.6
	25.0%≦ <26.0%	116	5.4	98,279	9.6	106	4.9	95,779	9.0	97	4.6	95,456	8.8
	26.0%≦ <27.0%	47	2.2	38,443	3.8	46	2.1	40,446	3.8	45	2.2	42,229	3.9
	27.0%≦ <28.0%	172	8.0	112,189	11.0	171	7.8	119,128	11.2	163	7.7	121,093	11.2
	28.0%≦ <29.0%	822	38.1	275,877	27.1	1,015	46.6	357,042	33.4	1,112	52.2	407,191	37.7
	29.0%≦	858	39.8	312,292	30.6	579	26.6	223,583	20.9	436	20.5	171,178	15.8
	合計 (Total)	2,155	100.0	1,019,292	100.0	2,180	100.0	1,068,151	100.0	2,131	100.0	1,081,057	100.0
有担保ローン (Home Equity Loans)	<13.0%	0	1.0	12,340	4.4	2	2.8	19,485	6.0	3	3.2	20,931	6.1
	13.0%≦ <14.0%	1	2.7	20,800	7.5	2	2.4	21,406	6.6	2	2.1	19,997	5.8
	14.0%≦ <15.0%	4	5.3	29,453	10.6	4	4.6	30,144	9.3	3	4.0	28,128	8.2
	15.0%≦ <16.0%	2	3.5	17,106	6.2	2	3.2	18,463	5.7	2	3.0	18,826	5.5
	16.0%≦ <17.0%	5	6.8	28,930	10.4	4	5.7	29,327	9.1	4	4.8	26,739	7.8
	17.0%≦ <18.0%	6	8.6	30,101	10.8	6	7.4	31,575	9.8	5	6.3	30,194	8.8
	18.0%≦	54	72.1	138,938	50.0	64	73.9	172,437	53.4	71	76.6	197,819	57.7
	合計 (Total)	75	100.0	277,671	100.0	87	100.0	322,840	100.0	93	100.0	342,637	100.0
事業者ローン (Small Business Loans)	<28.0%	3	26.6	5,065	30.3	6	35.4	8,998	40.3	8	40.7	12,869	46.1
	28.0%≦ <29.0%	8	63.8	10,811	64.6	10	62.5	13,110	58.7	12	58.3	14,955	53.5
	29.0%≦	1	9.6	850	5.1	0	2.1	240	1.1	0	1.1	118	0.4
	合計 (Total)	13	100.0	16,726	100.0	17	100.0	22,348	100.0	21	100.0	27,943	100.0
合　計	(Total)	2,244	100.0	1,313,690	100.0	2,284	100.0	1,413,340	100.0	2,246	100.0	1,451,638	100.0

(2) 貸付金額別残高構成 (Breakdown By Amount)

貸付金額 Loan Outstandings		02/3				03/3				04/3			
		件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)	件数(千件) Account ※1	構成比(%)	残高(百万円) Loan Balance ※2	構成比(%)
無担保ローン (Unsecured Loans)	(千円/¥ Thousand)												
	<100	192	8.9	12,914	1.3	206	9.5	14,611	1.4	170	8.0	11,792	1.1
	100≦ <200	258	12.0	42,986	4.2	220	10.1	36,548	3.4	221	10.4	37,864	3.5
	200≦ <300	235	10.9	62,189	6.1	233	10.7	62,509	5.9	229	10.8	61,247	5.7
	300≦ <400	278	12.9	101,629	10.0	239	11.0	85,798	8.0	229	10.8	81,369	7.5
	400≦ <500	835	38.8	400,312	39.3	899	41.2	428,089	40.1	887	41.7	421,082	39.0
	500≦ <1,000	244	11.3	202,315	19.8	256	11.8	213,001	19.9	245	11.5	202,167	18.7
	1,000≦	109	5.1	196,945	19.3	124	5.7	227,591	21.3	145	6.8	265,533	24.6
	合計 (Total)	2,155	100.0	1,019,292	100.0	2,180	100.0	1,068,151	100.0	2,131	100.0	1,081,057	100.0
有担保ローン (Home Equity Loans)	(千円/¥ Thousand)												
	<1,000	3	4.9	2,288	0.8	4	4.8	2,661	0.8	4	5.0	3,102	0.9
	1,000≦ <5,000	59	79.1	166,144	59.8	68	79.1	192,517	59.6	74	79.4	207,509	60.6
	5,000≦ <10,000	9	12.9	71,980	25.9	11	13.3	86,476	26.8	12	13.0	90,987	26.6
	10,000≦ <50,000	2	3.1	36,072	13.0	2	2.9	39,445	12.2	2	2.6	39,316	11.5
	50,000≦ <100,000	0	0.0	863	0.3	0	0.0	1,268	0.4	0	0.0	1,266	0.4
	100,000≦	0	0.0	321	0.1	0	0.0	471	0.1	0	0.0	454	0.1
	合計 (Total)	75	100.0	277,671	100.0	87	100.0	322,840	100.0	93	100.0	342,637	100.0
事業者ローン (Small Business Loans)	(千円/¥ Thousand)												
	<1,000	6	45.0	4,352	26.0	6	37.8	4,508	20.2	7	34.6	4,786	17.1
	1,000≦ <2,000	7	52.1	11,483	68.7	10	57.5	15,960	71.4	12	60.0	20,613	73.8
	2,000≦	0	2.9	890	5.3	0	4.8	1,879	8.4	1	5.3	2,543	9.1
	合計 (Total)	13	100.0	16,726	100.0	17	100.0	22,348	100.0	21	100.0	27,943	100.0
合　計	(Total)	2,244	100.0	1,313,690	100.0	2,284	100.0	1,413,340	100.0	2,246	100.0	1,451,638	100.0

※1: Thousand
※2: Million

9. アイフル無担保ローン顧客属性 *(Unsecured Loans Customer Profile / AIFUL)*

(1)性　別 *(Sex)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 *(New Accounts)*	男　性 *(Male)*	323	69.9	284	70.2	252	71.0
	女　性 *(Female)*	139	30.1	120	29.8	103	29.0
	合　計 *(Total)*	462	100.0	405	100.0	355	100.0
既存顧客 *(Existing Accounts)*	男　性 *(Male)*	1,477	68.5	1,497	68.7	1,468	68.9
	女　性 *(Female)*	678	31.5	682	31.3	662	31.1
	合　計 *(Total)*	2,155	100.0	2,180	100.0	2,131	100.0

(2)年齢別 *(Age)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 *(New Accounts)*	20 ～ 29 (才/ *Age*)	202	43.8	174	43.1	155	43.8
	30 ～ 39	104	22.5	94	23.2	84	23.7
	40 ～ 49	75	16.3	65	16.1	56	15.9
	50 ～ 59	57	12.4	50	12.5	42	11.9
	60 ～	23	5.0	20	5.1	16	4.7
	合　計 *(Total)*	462	100.0	405	100.0	355	100.0
既存顧客 *(Existing Accounts)*	20 ～ 29 (才/ *Age*)	610	28.3	524	24.1	544	25.6
	30 ～ 39	563	26.2	609	27.9	590	27.7
	40 ～ 49	429	19.9	434	19.9	419	19.7
	50 ～ 59	367	17.1	389	17.9	369	17.3
	60 ～	183	8.5	221	10.2	207	9.7
	合　計 *(Total)*	2,155	100.0	2,180	100.0	2,131	100.0

(3)保険種別 *(Type of Social Security)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*		02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 *(New Accounts)*	会社員(社保)	*Office Worker (Company Health Insurance)*	215	46.5	192	47.5	170	48.0
	会社員(国保)	*Office Worker (National Health Insurance)*	187	40.6	159	39.4	142	39.9
	自営業者	*Self Employed*	59	12.9	53	13.1	43	12.1
	合　計	*Total*	462	100.0	405	100.0	355	100.0

(4)年収別 *(Annual Income)*

(千件/ *Thousand*)

	年/決算月 *(Fiscal Year)*	02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 *(New Accounts)*	< 2,000 (千円/ *¥Thousand*)	76	16.6	69	17.1	63	17.7
	2,000 ≦ < 3,000	100	21.7	89	22.0	80	22.7
	3,000 ≦ < 4,000	116	25.2	101	25.0	88	24.9
	4,000 ≦ < 5,000	71	15.4	61	15.3	53	15.0
	5,000 ≦ < 7,000	64	13.9	54	13.5	46	13.0
	7,000 ≦ < 10,000	25	5.6	22	5.5	18	5.2
	10,000 ≦	7	1.6	6	1.6	5	1.5
	合　計 *(Total)*	462	100.0	405	100.0	355	100.0

10. アイフル有担保ローン顧客属性 *(Home Equity Loans Customer Profile / AIFUL)*

(1)不動産担保ローン既存顧客構成(件数ベース)

(%)

年/決算月 *(Fiscal Year)*		02/3	増減数(%)	03/3	増減数(%)	04/3	増減数(%)
性別	*Sex*						
男性	*Male*	78.4	*-0.1*	78.9	*0.5*	79.2	*0.3*
女性	*Female*	21.6	*0.1*	21.1	*-0.5*	20.8	*-0.3*
年齢別	*Age*						
	~ 29	1.9	*-0.1*	1.8	*-0.1*	1.6	*-0.2*
	30 ~ 39	11.9	*-0.2*	11.2	*-0.7*	10.6	*-0.6*
	40 ~ 49	26.3	*-0.9*	25.3	*-1.0*	24.2	*-1.1*
	50 ~	59.9	*1.2*	61.7	*1.8*	63.6	*1.9*
年収別	*Annual Income*						
	< 2,000	20.3	*-0.4*	19.5	*-0.8*	19.2	*-0.3*
	2,000 ≦ < 3,000	13.0	*0.9*	13.2	*0.2*	13.4	*0.2*
	3,000 ≦ < 4,000	18.1	*0.8*	18.5	*0.4*	19.0	*0.5*
	4,000 ≦ < 5,000	15.2	*0.2*	15.2	*0.0*	15.2	*0.0*
	5,000 ≦	33.4	*-1.5*	33.6	*0.2*	33.2	*-0.4*

注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)不動産担保ローン新規顧客構成(件数ベース)

年/決算月 *(Fiscal Year)*		02/3	増減数(%)	03/3	増減数(%)	04/3	増減数(%)
掛け目 ※1	*Loan to value*						
	< 40%	36.4	*1.2*	39.5	*3.1*	37.5	*-2.0*
	40 ≦ < 50%	8.4	*-0.2*	7.4	*-1.0*	8.5	*1.1*
	50 ≦ < 60%	10.2	*-0.3*	9.7	*-0.5*	9.4	*-0.3*
	60 ≦ < 70%	24.5	*1.1*	25.4	*0.9*	27.5	*2.1*
	70%≦	20.5	*-1.8*	18.0	*-2.5*	17.1	*-0.9*
担保順位	*Mortgage Rank*						
	1st	50.8	*2.7*	51.0	*0.2*	60.1	*9.1*
	2nd	32.2	*-0.5*	29.6	*-2.6*	28.3	*-1.3*
	3rd	9.4	*-1.0*	7.6	*-1.8*	6.8	*-0.8*
	4th ~	7.6	*-1.2*	11.8	*4.2*	4.8	*-7.0*

※1:新規顧客+完済後再利用顧客
注) 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

11. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(1)クレジットコストの状況／年間比較 (Credit Cost / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3	/(L)%	03/3	/(L)%	04/3	/(L)%	2005/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,313,690	-	1,413,340	-	1,451,638	-	1,479,206	-
無担保	Unsecured	1,019,292	-	1,068,151	-	1,081,057	-	1,085,148	-
有担保	Home equity	277,671	-	322,841	-	342,637	-	358,019	-
事業者	Small business	16,726	-	22,349	-	27,943	-	36,038	-
期初貸倒引当金(流動資産) ①	Allowance for bad debt (Begining) ①	45,115	3.43	58,689	4.15	70,479	4.86	81,693	5.52
貸倒発生額 ②	Write offs ②	51,649	3.93	74,598	5.28	90,998	6.27	83,461	5.64
増減率	yoy%		29.8		44.4		22.0		-8.3
無担保	Unsecured	48,472	4.76	69,816	6.54	83,359	7.71	74,892	6.90
有担保	Home equity	2,748	0.99	4,095	1.27	6,362	1.86	7,087	1.98
事業者	Small business	428	2.56	686	3.07	1,277	4.57	1,481	4.11
貸倒関連費用(営業費用) ※1		65,300	4.97	86,371	6.11	109,223	7.52	94,605	6.40
貸倒損失 ②-①	Loan losses ※1 ②-①	6,611	0.50	15,892	1.12	9,352	0.64	2,992	0.20
貸倒引当金繰入 ※2	Allowance for bad debt ※2	58,689	4.47	70,479	4.99	99,871	6.88	91,612	6.19
期末貸倒引当金(流動資産)	Allowance for bad debt (End)	58,689	4.47	70,479	4.99	81,693	5.63	80,993	5.48

		02/3	/(L)%	03/3	/(L)%	04/3	/(L)%	2005/3(E)	/(L)%
貸倒引当金繰入(固定資産)(個別引当) ※3 ③	Allowance for bad debt (Non-operating) ※3 ③	2,230	0.17	4,387	0.31	6,459	0.44	10,619	0.72
無担保	Unsecured	1,044	0.10	2,151	0.20	3,147	0.29	6,068	0.56
有担保	Home equity	1,176	0.42	2,218	0.69	3,249	0.95	4,482	1.25
事業者	Small business	8	0.05	18	0.08	62	0.22	68	0.19
②+③	②+③	53,880	4.10	78,986	5.59	97,458	6.71	94,081	6.36
増減率	yoy%		32.1		46.6		23.4		-3.5
無担保	Unsecured	49,517	4.86	71,968	6.74	86,507	8.00	80,960	7.46
有担保	Home equity	3,925	1.41	6,313	1.96	9,612	2.81	11,570	3.23
事業者	Small business	437	2.62	704	3.15	1,339	4.79	1,550	4.30

※1 貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/3:77百万円、03/3:122百万円、04/3:550百円、05/3(E):1,224百円)

※2 貸倒引当金繰入には、破産更生債権・民事再生債権が含まれております(03/3までは営業外費用として計上、03/9より営業費用へ変更)(04/3:18,177百万円)

※3 個別引当＝不動産担保ローン＋民事再生債権(03/3までは営業外費用として計上、03/9より営業費用へ変更)

11. アイフル貸倒&不良債権 (Credit Cost & NPL's / AIFUL)

(2)クレジットコストの状況／半期比較 (Credit Cost / YTD%)

(百万円/¥ Million)

	年/決算月 (Fiscal Year)	02/9 (6M)	/(L) %	03/3 (6M)	/(L) %	03/9 (6M)	/(L) %	04/3 (6M)	/(L) %
期末営業貸付金 (L)	Loans outstanding (L)	1,372,928	-	1,413,340	-	1,435,770	-	1,451,638	-
無担保	Unsecured	1,055,712	-	1,068,151	-	1,074,563	-	1,081,057	-
有担保	Home equity	298,153	-	322,841	-	335,742	-	342,637	-
事業者	Small business	19,062	-	22,349	-	25,464	-	27,943	-
期初貸倒引当金(流動資産) ①	Allowance for bad debt (Begining) ①	58,689	4.27	58,689	4.15	70,479	4.91	70,479	4.86
貸倒発生額 ②	Write offs ②	31,572	2.30	43,026	3.04	44,403	3.09	46,595	3.21
増減率	YTD%		13.1		36.3		3.2		4.9
無担保	Unsecured	29,114	2.76	40,702	3.81	41,088	3.82	42,271	3.91
有担保	Home equity	2,118	0.71	1,977	0.61	2,730	0.81	3,632	1.06
事業者	Small business	339	1.78	347	1.55	584	2.29	693	2.48
貸倒関連費用(営業費用) ※1	Credit Cost ※1	38,123	2.78	48,248	3.41	60,465	4.21	48,758	3.36
貸倒損失 ②-①	Write offs ②-①	-	-	15,892	1.12	-	-	9,352	0.64
貸倒引当金繰入 ※2	Allowance for bad debt ※2	38,123	2.78	32,356	2.29	60,465	4.21	39,406	2.71
期末貸倒引当金(流動資産)	Allowance for bad debt (End)	65,197	4.75	70,479	4.99	82,748	5.76	81,693	5.63

貸倒引当金繰入(固定資産)(個別引当) ※3 ③	Allowance for bad debt (Non-operating) ※3 ③	2,428	0.18	1,959	0.14	3,584	0.25	2,875	0.20
無担保	Unsecured	1,128	0.11	1,023	0.10	2,185	0.20	962	0.09
有担保	Home equity	1,288	0.43	930	0.29	1,380	0.41	1,869	0.55
事業者	Small business	11	0.06	7	0.03	18	0.07	44	0.16
②+③	②+③	34,000	2.48	44,986	3.18	47,987	3.34	49,471	3.41
増減率	YTD%		18.0		32.3		6.7		3.1
無担保	Unsecured	30,242	2.86	41,726	3.91	43,273	4.03	43,234	4.00
有担保	Home equity	3,406	1.14	2,907	0.90	4,110	1.22	5,502	1.61
事業者	Small business	351	1.84	353	1.58	603	2.37	736	2.63

※1 貸倒関連費用には銀行保証の保証対象債権等が含まれております(02/9:43百万円、03/3:122百万円、03/9:208百万円、04/3:550百万円)

※2 貸倒引当金繰入には、破産更生債権・民事再生債権が含まれております(03/3までは営業外費用として計上、03/9より営業費用へ変更)(04/3:18,177百万円)

※3 個別引当＝不動産担保ローン＋民事再生債権(03/3までは営業外費用として計上、03/9より営業費用へ変更)

11. アイフル貸倒&不良債権　(Credit Cost & NPL's / AIFUL)

(3)不良債権の状況(金融庁「4分類」) (NPL defined by FSA)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	/(L)%	03/3	/(L)%	03/9	/(L)%	04/3	/(L)%	2005/3(E)	/(L)%
期末営業貸付金 (L)	Loans outstanding (L)	1,313,690	-	1,413,340	-	1,435,770	-	1,451,638	-	1,479,206	-
無担保	Unsecured	1,019,292	-	1,068,151	-	1,074,563	-	1,081,057	-	1,085,148	-
有担保	Home equity	277,671	-	322,840	-	335,742	-	342,637	-	358,019	-
事業者	Small business	16,726	-	22,348	-	25,464	-	27,943	-	36,038	-
4分類開示債権合計 ①	NPL total ①	78,027	5.94	95,908	6.79	109,207	7.61	117,884	8.12	-	-
破綻先	Category 4	16,456	1.25	20,339	1.44	23,623	1.65	26,107	1.80	-	-
延滞債権	Category 3	23,333	1.78	31,834	2.25	37,170	2.59	42,141	2.90	-	-
3ヶ月以上延滞債権	Category 2	8,931	0.68	11,217	0.79	13,124	0.91	12,375	0.85	-	-
貸出条件緩和債権	Category 1	29,305	2.23	32,517	2.30	35,290	2.46	37,260	2.57	-	-
うち無担保ローン ②	②	47,499	4.66	58,223	5.45	65,834	6.13	69,943	6.47	-	-
破綻先	Category 4	1,410	0.14	2,850	0.27	4,116	0.38	4,880	0.45	-	-
延滞債権	Category 3	10,240	1.00	14,882	1.39	17,185	1.60	18,929	1.75	-	-
3ヶ月以上延滞債権	Category 2	6,561	0.64	8,031	0.75	9,321	0.87	8,977	0.83	-	-
貸出条件緩和債権	Category 1	29,287	2.87	32,458	3.04	35,212	3.28	37,155	3.44	-	-
期末貸倒引当金 ③	Allowance for NPL ③	75,909	5.78	88,827	6.28	102,348	7.13	99,958	6.89	109,780	7.42
無税	Untaxable	59,478	4.53	68,227	4.83	78,947	5.50	81,864	5.64	89,573	6.06
有税	Taxable	16,431	1.25	20,599	1.46	23,401	1.63	18,094	1.25	20,207	1.37
流動	Current assets ④	58,689	4.47	70,479	4.99	82,748	5.76	81,693	5.63	80,993	5.48
固定	Fixed assets	17,220	1.31	18,348	1.30	19,600	1.37	18,264	1.26	28,787	1.95
NPLカバー率(ALL) ③/①	Coverage ratio (All) ③/①	97.3	-	92.6	-	93.7	-	84.8	-	-	-
NPLカバー率(無担保) ④/②	Coverage ratio (Unsecured) ④/②	123.6	-	121.0	-	125.7	-	116.8	-	-	-

破綻先

未収利息不計上貸付金のうち、破産債権、再生債権、更生債権、その他これらに準ずる貸付金

延滞債権

その他の未収利息不計上の、5ヶ月以上11ヶ月未満延滞債権(回収専門の管理センターが管理)
但し、債務者の経営再建または支援を図ることを目的として利息の支払いを猶予したものを除く

3ヶ月以上延滞債権

営業店債権の内、3ヶ月以上5ヶ月未満の延滞債権(未収利息計上)

貸出条件緩和債権

上記以外の当該貸付金の回収を促進することなどを目的に、金利の減免等債務者に
有利となる取決めを行なった貸付金

11. アイフル貸倒&不良債権 *(Credit Cost & NPL's / AIFUL)*

(4)無担保ローン債権分類内訳(ストック)

(単位:百万円)

年/決算月	*(Fiscal Year)*	02/9	/(L)%	03/3	/(L)%	03/9	/(L)%	04/3	/(L)%	2005/3(E)	/(L)%
無担保ローン残高 (L)	*Unsecured Loans outstanding (L)*	1,055,712	-	1,068,151	-	1,074,563	-	1,081,057	-	1,085,148	-
営業店残高	*Branch*	1,043,325	98.8	1,053,322	98.6	1,057,467	98.4	1,062,361	98.3	1,062,317	97.9
正常債権残高	*Ordinary Loan*	986,564	93.5	996,048	93.2	986,346	91.8	998,354	92.3	998,205	92.0
解約債権残高	*Defaulted Loan (1M+NPL)*	56,760	5.4	57,273	5.4	62,943	6.0	64,006	6.0	64,112	6.0
増減率	*YTD%*		13.5		0.9		9.9		1.7		0.2
うち条件緩和債権	*Rescheduled Loan*	32,567	3.1	31,927	3.0	34,345	3.2	35,852	3.4	-	-
うちその他解約債権	*Other*	24,193	2.3	25,346	2.4	28,598	2.7	28,153	2.7	-	-
管理センター残高	*Collection Center*	12,387	1.2	14,828	1.4	17,095	1.6	18,696	1.7	22,831	2.1
増減率	*YTD%*		21.0		19.7		15.3		9.4		22.1

※ 解約未収率＝解約債権残高/営業店残高

(5)無担保ローン延滞遷移率(フロー)

(単位:百万円・%)

年/決算月	*(Fiscal Year)*	02/9 (6M)	増減率(yoy)	03/3 (6M)	増減率(yoy)	03/9 (6M)	増減率(yoy)	04/3 (6M)	増減率(yoy)
解約発生率 ※1	*Default(1M+Arrearage)Ratio*	0.789	*0.160*	0.838	*0.176*	1.003	*0.214*	0.971	*0.133*
うち介入発生率	*3rd Party Intervention*	0.485	*0.125*	0.520	*0.123*	0.642	*0.157*	0.606	*0.086*
うち不履行発生率	*Other*	0.304	*0.035*	0.318	*0.053*	0.361	*0.057*	0.365	*0.047*
移管発生率 ※2	*Transfer(5M+Arrearage)Ratio*	0.494	*0.123*	0.534	*0.123*	0.631	*0.137*	0.635	*0.101*
移管額	*Transfer(5M+Arrearage)*	30,394	44.3	36,227	36.0	39,881	31.2	40,606	12.1

※1 解約発生率＝解約発生金額/正常債権残高
※2 移管発生比率＝移管発生残高/営業店残高
注) 斜体数値は増減数　Notes:Italic Font = Increase or Decrease

(6)貸倒償却要因別状況／残高(無担保ローン)

年/決算月	*(Fiscal Year)*	02/9 (6M)	償却単価※ (千円)	03/3 (12M)	償却単価※ (千円)	03/9 (6M)	償却単価※ (千円)	04/3 (12M)	償却単価※ (千円)
償却理由(合計)	*Reason for Write-off (Total)*	29,154	390	69,882	400	41,088	416	83,359	421
破産	*Bankruptcy*	14,708	453	31,717	457	18,656	480	35,263	485
占有率		50.4%		45.4%		45.4%		42.3%	
元金損失	*Waiver of principal due to*	3,533	-	15,002	-	8,209	-	18,394	-
占有率	*a settlement with lawyer*	12.1%		21.5%		20.0%		22.1%	
連絡不能等	*Loss of contact, etc.*	6,754	330	13,688	338	7,853	342	15,746	346
占有率		23.2%		19.6%		19.1%		18.9%	
介入後未決	*Unsettled intervention*	1,522	389	3,749	435	2,696	446	5,151	460
占有率		5.2%		5.4%		6.6%		6.2%	
不履行	*No intention to repay*	2,635	299	5,724	306	3,672	328	8,804	355
占有率		9.0%		8.2%		8.9%		10.6%	

※ 償却単価＝償却金額/償却件数　Write-offs per account=Write-offs/Accounts of Write-offs (Thousand of yen)

12. ライフ営業指標 *(Review of Operation／LIFE)*

営業債権ベース*(Managed Asset Basis)*

(1)営業実績 *(Operating Results)*

年/決算月 *(Fiscal Year)*		02/3	増減率(yoy%)	03/3	増減率(yoy%)	① 04/3	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
残高 (百万円)	*Balance (¥Million)*	612,509	1.0	676,093	10.4	702,202	3.9	770,727	9.8
割賦売掛金	*Installment Receivable*	224,213	-0.5	247,494	10.4	256,773	3.7	284,094	10.6
クレジットカード(ｼｮｯﾋﾟﾝｸﾞ)	*Credit Card Shopping*	61,513	-2.5	64,069	4.2	71,508	11.6	84,777	18.6
信販事業(個品)	*Installment Sales Finance*	162,671	0.2	183,423	12.8	185,263	1.0	199,315	7.6
オートローン	*Automobile*	15,556	-54.0	6,629	-57.4	2,075	-68.7	604	-70.9
特定	*Service*	73,100	45.5	106,924	46.3	111,871	4.6	119,895	7.2
一般	*Goods*	57,922	5.1	57,300	-1.1	61,689	7.7	69,146	12.1
代位弁済	*Collateral*	16,095	-30.4	12,569	-21.9	9,627	-23.4	9,669	0.4
リース他	*Lease etc.*	24	9.1	1	-95.8	0	-100.0	0	-
営業貸付金	*Loans (Cash Advance)*	250,903	27.7	310,749	23.9	339,137	9.1	386,561	14.0
カードキャッシング	*with Credit Card*	160,138	23.2	192,209	20.0	202,819	5.5	228,157	12.5
キャッシュプラザ	*with Loan Card (Life Play Card)*	89,560	39.1	117,646	31.4	135,543	15.2	157,703	16.3
その他	*Other*	1,204	-44.5	892	-25.9	775	-13.1	700	-9.7
信用保証売掛金	*Guarantee*	137,392	-25.5	117,849	-14.2	106,290	-9.8	100,071	-5.9
パートナー	*Partner Loan (Automobile)*	22,627	-58.5	7,385	-67.4	2,504	-66.1	815	-67.5
銀行保証	*Bank Loan*	69,287	-12.6	69,290	0.0	67,919	-2.0	68,657	1.1
住宅	*Home Loan*	45,477	-10.2	41,173	-9.5	35,866	-12.9	30,598	-14.7
クレジットカード	*Credit Card*								
有効カード会員数 (千人)	*Number of Card Holders (Thousand)*	8,716	*1,233*	9,834	*1,118*	11,032	*1,198*	12,047	*1,015*
プロパー	*Proper*	1,387	*540*	1,509	*122*	1,625	*116*	1,735	*110*
提携	*Affinity*	7,328	*692*	8,324	*996*	9,406	*1,082*	10,311	*905*
新規発行数 (千枚)	*Number of New Issue (Thousand)*	1,794	*-157*	2,073	*279*	2,142	*69*	2,010	*-132*
プロパー	*Proper*	177	*103*	190	*13*	192	*2*	230	*38*
提携	*Affinity*	1,617	*-260*	1,883	*266*	1,950	*67*	1,780	*-170*
単価(残高÷残有会員数) (千円)	*Balance per Account (¥Thousand)*								
ショッピング	*Shopping*	57	-20.8	54	-5.3	46	-14.8	-	-
キャッシング	*Cashing*	216	6.4	227	5.1	224	-1.3	-	-
買上実績 (百万円)	*Purchase Results (¥Million)*								
個品あっせん	*Installment Sales Finance*	104,531	55.7	125,246	19.8	118,131	-5.7	130,000	10.0
カード事業	*Credit Card*	425,446	15.0	503,448	18.3	543,507	8.0	645,648	18.8
ショッピング	*Shopping*	233,633	6.6	274,479	17.5	318,115	15.9	386,014	21.3
キャッシング	*Cashing*	191,813	27.1	228,968	-0.7	225,392	-1.6	259,633	15.2

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

会計ベース *(On-Balance)* / オフバランス残高(※1) *(Off-Balance)*

	② 04/3	増減率(yoy%)	04/3 ①−②
残高 *Balance*	488,221	14.8	213,981
割賦売掛金 *Installment Receivable*	163,507	2.5	93,266
クレジットカード(ｼｮｯﾋﾟﾝｸﾞ) *Credit Card Shopping*	46,688	11.2	24,820
信販事業(個品) *Installment Sales Finance*	116,818	-0.6	68,445
オートローン *Automobile*	-	-	-
特定 *Service*	-	-	-
一般 *Goods*	-	-	-
代位弁済 *Collateral*	-	-	-
リース他 *Lease etc.*	0	-100.0	-
営業貸付金 *Loans (Cash Advance)*	218,422	47.8	120,715
カードキャッシング *with Credit Card*	131,683	40.0	71,136
キャッシュプラザ *with Loan Card (Life Play Card)*	85,964	62.5	49,579
その他 *Other*	775	-13.1	-
信用保証売掛金 *Guarantee*	106,290	-9.8	-
パートナー *Partner Loan (Automobile)*	2,504	-66.1	-
銀行保証 *Bank Loan*	67,919	-2.0	-
住宅 *Home Loan*	35,866	-12.9	-

※1：債権流動化により、ﾊﾞﾗﾝｽｼｰﾄから落ちている債権

(2)チャネル展開 *(Marketing Channel)*

年/決算月 *(Fiscal Year)*		02/3	増減数(yoy)	03/3	増減数(yoy)	04/3	増減数(yoy)	2005/3 *(E)*	増減数(yoy)
事業店舗数 (店)	*Business Branches*	196	*80*	233	*37*	268	*35*	303	*35*
営業店舗	*Branches*	68	*6*	69	*1*	69	*0*	67	*-2*
キャッシュプラザ	*Cash Plaza*	128	*74*	164	*36*	198	*34*	236	*38*
有人	*Staffed*	90	*57*	101	*11*	109	*8*	146	*37*
無人	*Unstaffed*	38	*17*	63	*25*	89	*26*	90	*1*
加盟店数 (社)	*Member Merchant*	76,714	*3,113*	82,987	*6,273*	90,556	*7,569*	98,815	*8,259*
正社員数 (a) (人)	*N. of Employees (regulary payroll) (a)*	1,887	*-23*	1,803	*-84*	1,773	*-30*	1,861	*88*
非正社員数 (b) (人)	*N. of Employees (temp.) (b)*	1,328	*149*	1,509	*181*	1,705	*196*	-	-
合計 (a)+(b) (人)	*Total (a)+(b)*	3,215	*126*	3,312	*97*	3,478	*166*	-	-
非正社員比率 (b)／(a+b) (人)	*Ratio of N. of Employees (b)／(a+b)*	41.3	*3.1*	45.6	*4.3*	49.0	*3.5*	-	-

注） 斜体数値は増減数　Notes: Italic Font = Increase or Decrease

注1：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。
Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 (Revenue and Expenses / LIFE)

営業債権ベース(Managed Asset Basis)

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 (E)	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	79,824	100.0	103,880	100.0	30.1	113,738	100.0	9.5	127,819	100.0	12.4
割賦売掛金収益	Installment Receivable	19,020	23.8	23,566	22.7	23.9	24,415	21.5	3.6	27,646	21.6	13.2
クレジットカード(ショッピング)	Credit Card Shopping	7,177	9.0	7,945	7.6	10.7	8,402	7.4	5.8	10,178	8.0	21.1
信販事業(個品)	Installment Sales Finance	11,565	14.5	15,400	14.8	33.2	15,901	14.0	3.3	17,408	13.6	9.5
その他	Other	277	0.3	219	0.2	-20.9	110	0.1	-49.8	58	0.0	-47.3
営業貸付金収益	Loans (Cash Advance)	51,387	64.4	69,578	67.0	35.4	78,815	69.3	13.3	88,350	69.1	12.1
カードキャッシング	with Credit Card	32,007	40.1	42,327	40.7	32.2	46,979	41.3	11.0	51,312	40.1	9.2
キャッシュプラザ	with Loan Card (Life Play Card)	19,352	24.2	27,199	26.2	40.5	31,786	27.9	16.9	37,028	29.0	16.5
その他融資	Other	27	0.0	51	0.0	88.9	50	0.0	-2.0	10	0.0	-80.0
信用保証	Guarantee	3,992	5.0	3,622	3.5	-9.3	3,842	3.4	6.1	4,118	3.2	7.2
その他の金融収益	Other Financial Revenue	294	0.4	164	0.2	-44.2	60	0.1	-63.4	44	0.0	-26.7
その他の営業収益	Other Operating Revenue	5,130	6.4	6,949	6.7	35.5	6,604	5.8	-5.0	7,660	6.0	16.0
償却債権回収額	Bad Debt Recovery	1,684	2.1	2,311	2.2	37.2	2,670	2.3	15.5	2,943	2.3	10.2
その他の業務収入	Other	3,445	4.3	4,638	4.5	34.6	3,933	3.5	-15.2	4,716	3.7	19.9
営業費用	Operating Expenses	77,891	97.6	96,021	92.4	23.3	101,943	89.6	6.2	113,373	88.7	11.2
金融費用	Financial Expenses	9,235	11.6	7,079	6.8	-23.3	8,588	7.6	21.3	11,219	8.8	30.6
貸倒関連費用	Credit Cost	17,397	21.8	35,809	34.5	105.8	37,902	33.3	5.8	39,508	30.9	4.2
その他の営業費用	Other Operating Expenses(SG&A)	51,258	64.2	53,132	51.1	3.7	55,451	48.8	4.4	62,645	49.0	13.0
広告宣伝費	Advertising Expenses	4,583	5.7	4,770	4.6	4.1	5,054	4.4	6.0	5,466	4.3	8.2
人件費	Salaries	14,969	18.8	15,322	14.7	2.4	15,153	13.3	-1.1	16,134	12.6	6.5
その他	Other	31,706	39.7	33,040	31.8	4.2	35,243	31.0	6.7	41,043	32.1	16.5
販売費	Sales Cost	11,187	14.0	13,863	13.3	23.9	15,769	13.9	13.7	17,960	14.1	13.9
システム費	System Cost	8,764	11.0	9,546	9.2	8.9	10,164	8.9	6.5	12,004	9.4	18.1
施設費	Rent Cost	4,826	6.0	3,800	3.7	-21.3	3,798	3.3	-0.1	4,580	3.6	20.6
管理費	Admin Cost	6,927	8.7	5,828	5.6	-15.9	5,511	4.8	-5.4	6,498	5.1	17.9
営業利益	Operating Income	1,933	2.4	7,858	7.6	306.5	11,795	10.4	50.1	14,445	11.3	22.5
営業外利益	Non-operating Income	505	0.6	343	0.3	-32.1	355	0.3	3.5	242	0.2	-31.8
営業外費用	Non-operating Expenses	33	0.0	153	0.1	363.6	69	0.1	-54.9	187	0.1	171.0
経常利益	Ordinary Income	2,404	3.0	8,048	7.7	234.8	12,081	10.6	50.1	14,500	11.3	20.0
特別利益	Extraordinary Income	1,375	1.7	210	0.2	-84.7	4,277	3.8	1,936.7	4	0.0	-99.9
特別損失	Extraordinary Losses	233	0.3	2,943	2.8	1,163.1	6,159	5.4	109.3	2,295	1.8	-62.7
税引前利益	Income before Income Taxes	3,547	4.4	5,314	5.1	49.8	10,198	9.0	91.9	12,208	9.6	19.7
法人税・住民税及び事業税	Income Taxes	98	0.1	164	0.2	67.3	218	0.2	32.9	240	0.2	10.1
法人税等調整額	Effect of a Tax Consequences	-7,459	9.3	-3,999	-3.8	-46.4	-6,151	-5.4	53.8	4,907	3.8	-179.8
当期純利益	Net Income	10,908	13.7	9,149	8.8	-16.1	16,131	14.2	76.3	7,060	5.5	-56.2

注3：ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

13. ライフ損益の内訳 *(Revenue and Expenses / LIFE)*

会計ベース*(On-Balance)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	74,012	100.0	102,392	100.0	38.3	111,575	100.0	9.0	125,778	100.0	12.7
割賦売掛金収益	*Installment Receivable*	16,712	22.6	22,933	22.4	37.2	23,592	21.1	2.9	26,676	21.2	13.1
クレジットカード(ショッピング)	*Credit Card Shopping*	6,699	9.1	7,866	7.7	17.4	8,136	7.3	3.4	9,763	7.8	20.0
信販事業(個品)	*Installment Sales Finance*	10,012	13.5	14,846	14.5	48.3	15,346	13.8	3.4	16,853	13.4	9.8
その他	*Other*	-	-	219	0.2	-	110	0.1	-49.8	58	0.0	-47.3
営業貸付収益	*Loans (Cash Advance)*	47,883	64.7	68,723	67.1	43.5	76,885	68.9	11.9	87,279	69.4	13.5
ｶｰﾄﾞｷｬｯｼﾝｸﾞ	*with Credit Card*	29,676	40.1	41,840	40.9	41.0	45,853	41.1	9.6	50,657	40.3	10.5
ｷｬｯｼｭﾌﾟﾗｻﾞ	*with Loan Card (Life Play Card)*	18,101	24.5	26,831	26.2	48.2	30,982	27.8	15.5	36,611	29.1	18.2
その他融資	*Other*	105	0.1	51	0.0	-51.4	50	0.0	-2.0	10	0.0	-80.0
信用保証	*Guarantee*	3,992	5.4	3,622	3.5	-9.3	3,842	3.4	6.1	4,118	3.3	7.2
その他の金融収益	*Other Financial Revenue*	294	0.4	164	0.2	-44.2	60	0.1	-63.4	44	0.0	-26.7
その他の営業収益	*Other Operating Revenue*	5,130	6.9	6,949	6.8	35.5	7,194	6.4	3.5	7,660	6.1	6.5
償却債権回収額	*Bad Debt Recovery*	1,684	2.3	2,311	2.3	37.2	2,670	2.4	15.5	2,943	2.3	10.2
その他の業務収入	*Other*	3,445	4.7	4,638	4.5	34.6	4,523	4.1	-2.5	4,716	3.7	4.3
営業費用	*Operating Expenses*	72,079	97.4	94,534	92.3	31.2	99,780	89.4	5.5	111,333	88.5	11.6
金融費用	*Financial Expenses*	3,423	4.6	5,592	5.5	63.4	6,426	5.8	14.9	9,178	7.3	42.8
貸倒関連費用	*Credit Cost*	17,397	23.5	35,809	35.0	105.8	37,902	34.0	5.8	39,508	31.4	4.2
その他の営業費用	*Other Operating Expenses(SG&A)*	51,258	69.3	53,132	51.9	3.7	55,451	49.7	4.4	62,645	49.8	13.0
広告宣伝費	*Advertising Expenses*	4,583	6.2	4,770	4.7	4.1	5,054	4.5	6.0	5,466	4.3	8.2
人件費	*Salaries*	14,969	20.2	15,322	15.0	2.4	15,153	13.6	-1.1	16,134	12.8	6.5
その他	*Other*	31,706	42.8	33,040	32.3	4.2	35,243	31.6	6.7	41,043	32.6	16.5
販売費	*Sales Cost*	11,187	15.1	13,863	13.5	23.9	15,769	14.1	13.7	17,960	14.3	13.9
ｼｽﾃﾑ費	*System Cost*	8,764	11.8	9,546	9.3	8.9	10,164	9.1	6.5	12,004	9.5	18.1
施設費	*Rent Cost*	4,826	6.5	3,800	3.7	-21.3	3,798	3.4	-0.1	4,580	3.6	20.6
管理費	*Admin Cost*	6,927	9.4	5,828	5.7	-15.9	5,511	4.9	-5.4	6,498	5.2	17.9
営業利益	*Operating Income*	1,933	2.6	7,858	7.7	306.5	11,795	10.6	50.1	14,445	11.5	22.5
営業外利益	*Non-operating Income*	505	0.7	343	0.3	-32.1	355	0.3	3.5	242	0.2	-31.8
営業外費用	*Non-operating Expenses*	33	0.0	153	0.1	363.6	69	0.1	-54.9	187	0.1	171.0
経常利益	*Ordinary Income*	2,404	3.2	8,048	7.9	234.8	12,081	10.8	50.1	14,500	11.5	20.0
特別利益	*Extraordinary Income*	1,375	1.9	210	0.2	-84.7	4,277	3.8	1,936.7	4	0.0	-99.9
特別損失	*Extraordinary Losses*	233	0.3	2,943	2.9	1,163.1	6,159	5.5	109.3	2,295	1.8	-62.7
税引前利益	*Income before Income Taxes*	3,547	4.8	5,314	5.2	49.8	10,198	9.1	91.9	12,208	9.7	19.7
法人税·住民税及び事業税	*Income Taxes*	98	0.1	164	0.2	67.3	218	0.2	32.9	240	0.2	10.1
法人税等調整額	*Effect of a Tax Consequences*	-7,459	10.1	-3,999	-3.9	-46.4	-6,151	-5.5	53.8	4,907	3.9	-179.8
当期純利益	*Net Income*	10,908	14.7	9,149	8.9	-16.1	16,131	14.5	76.3	7,060	5.6	-56.2

14. ライフ資金調達の状況 *(Review of Funding / LIFE)*

営業債権ベース *(Managed Asset Basis)* / 会計ベース *(On-Balance)*

(1) 形態別調達金額 *(Amount of Borrowings by Type of Lender)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	2005/3(E)	構成比(%)	会計ベース 04/3	構成比(%)
借入金	Borrowings	162,538	39.9	221,161	46.2	263,730	52.7	323,843	55.0	263,730	94.6
都市銀行	City Banks	-	-	-	-	1,000	0.2	-	-	1,000	0.4
長期信用銀行	Long-Term Credit Banks	9,168	2.2	14,349	3.0	21,722	4.3	-	-	21,722	7.8
信託銀行	Trust Banks	10,068	2.5	15,049	3.1	25,697	5.1	-	-	25,697	9.2
地方銀行・第二地方銀行	Regional Banks	4,334	1.1	14,466	3.0	23,219	4.6	-	-	23,219	8.3
系統金融機関	Cooperative Financial Ins.	4,170	1.0	12,010	2.5	20,534	4.1	-	-	20,534	7.4
生命保険会社	Life Insurance	-	-	2,128	0.4	4,349	0.9	-	-	4,349	1.6
損害保険会社	Non-Life Insurance	838	0.2	1,014	0.2	1,781	0.4	-	-	1,781	0.6
その他	Other	23,960	5.9	39,145	8.2	49,152	9.8	-	-	49,152	17.6
シンジケートローン	Syndicated Loan	-	-	9,000	1.9	17,275	3.5	-	-	17,275	6.2
アイフル	AIFUL	110,000	27.0	114,000	23.8	99,000	19.8	-	-	99,000	35.5
CP・社債等	CP and Bonds	245,000	60.1	257,892	53.8	236,590	47.3	264,922	45.0	15,000	5.4
証券化	ABS	245,000	60.1	257,391	53.7	221,590	44.3	-	-	-	-
CP	CP	-	-	500	0.1	5,000	1.0	-	-	5,000	1.8
普通社債	SB	-	-	-	-	10,000	2.0			10,000	3.6
合計	Total	407,538	100.0	479,053	100.0	500,320	100.0	588,765	100.0	278,730	100.0

(2) 長期・短期別調達金額 *(Short and Long-term Borrowings)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3	構成比(%)	03/3	構成比(%)	04/3	構成比(%)	2005/3(E)	構成比(%)	会計ベース 04/3	構成比(%)
短期調達	Short-term Borrowings	20,210	5.0	37,260	7.8	53,320	10.7	66,000	11.2	53,320	19.1
短期借入	Borrowings	20,210	5.0	36,760	7.7	48,320	9.7	-	-	48,320	17.3
CP	CP	-	-	500	0.1	5,000	1.0	-	-	5,000	1.8
長期調達	Long-term Borrowings	387,328	95.0	441,793	92.2	447,000	89.3	522,765	88.8	225,409	80.9
固定金利借入	Fixed Rate	-	-	4,219	0.9	24,202	4.8	-	-	24,202	8.7
変動金利借入	Floating Rate	142,328	34.9	180,182	37.6	191,207	38.2	-	-	191,207	68.6
社債等(固定)	ABS (Fixed Bond)	14,600	3.6	38,520	8.0	81,664	16.3	-	-	10,000	3.6
普通社債	SB	-	-	-	-	10,000	2.0			10,000	3.6
証券化	ABS	14,600	3.6	38,520	8.0	71,664	14.3			-	-
社債等(変動)	ABS (Floating Bond)	230,400	56.5	218,871	45.7	149,926	30.0	-	-	-	-
証券化	ABS	230,400	56.5	218,871	45.7	149,926	30.0	-	-	-	-
キャップ	With Cap	230,400	56.5	218,871	45.7	139,926	28.0	-	-	-	-
合計	Total	407,538	100.0	479,053	100.0	500,320	100.0	588,765	100.0	278,730	100.0

※開始年月日が未到来のキャップ・スワップはございません。

(3) 調達金利 *(Funding Cost)*

(%)

年/決算月 (Fiscal Year)		02/3	03/3	04/3	2005/3(E)
調達金利	Funding Cost	1.37	1.37	1.44	1.65
間接	Indirect	2.48	2.14	2.02	2.12
直接	Direct	0.63	0.70	0.80	0.86

※調達金利＝末約定ベース平均表面金利　※Funding Cost = Interest Rate／Average Borrowing

【参考】

(%)

長期プライムレート	Long term prime rate	2.30	1.50	1.65	2.05

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

15. ライフ顧客属性 (Customer Profile / LIFE)

(1) クレジットカード (Credit Card)

1) 性別 (Sex)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	1,244	60.2	1,390	65.2
	女性 (Female)	823	39.8	741	34.8
	合計 (Total)	2,068	100.0	2,131	100.0
既存顧客 (Existing Accounts)	男性 (Male)	5,454	55.8	6,231	56.9
	女性 (Female)	4,324	44.2	4,726	43.1
	合計 (Total)	9,778	100.0	10,957	100.0

2) 年齢別 (Age)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 (New Accounts)	～19 (才/Age)	5	0.3	5	0.3
	20 ～ 29	238	11.5	266	12.5
	30 ～ 39	371	17.9	431	20.3
	40 ～ 49	445	21.5	480	22.6
	50 ～ 59	513	24.8	493	23.1
	60 ～	496	24.0	453	21.3
	合計 (Total)	2,068	100.0	2,131	100.0
既存顧客 (Existing Accounts)	～19 (才/Age)	6	0.1	5	0.1
	20 ～ 29	1,026	10.5	985	9.0
	30 ～ 39	2,156	22.0	2,332	21.3
	40 ～ 49	2,274	23.3	2,544	23.2
	50 ～ 59	2,351	24.0	2,688	24.5
	60 ～	1,966	20.1	2,400	21.9
	合計 (Total)	9,778	100.0	10,957	100.0

(2) ライフキャッシュプラザ (LIFE Cash Plaza)

1) 性別 (Sex)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 (New Accounts)	男性 (Male)	53	57.6	48	57.5
	女性 (Female)	39	42.4	35	42.5
	合計 (Total)	92	100.0	84	100.0
既存顧客 (Existing Accounts)	男性 (Male)	163	55.3	177	54.9
	女性 (Female)	132	44.7	145	45.1
	合計 (Total)	295	100.0	323	100.0

2) 年齢別 (Age)

(千件/Thousand)

	年/決算月 (Fiscal Year)	03/3	構成比(%)	04/3	構成比(%)
新規顧客 (New Accounts)	20 ～ 29 (才/Age)	19	20.4	17	21.3
	30 ～ 39	25	27.5	23	28.1
	40 ～ 49	23	24.6	20	24.3
	50 ～ 59	18	19.8	15	18.7
	60 ～	7	7.6	6	7.6
	合計 (Total)	92	100.0	84	100.0
既存顧客 (Existing Accounts)	20 ～ 29 (才/Age)	37	12.5	39	12.2
	30 ～ 39	84	28.5	89	27.8
	40 ～ 49	76	25.7	83	25.8
	50 ～ 59	70	23.6	76	23.6
	60 ～	28	9.6	34	10.6
	合計 (Total)	295	100.0	323	100.0

16. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

営業債権ベース／年間比較 (Write-off / Balance / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3			03/3			04/3			2005/3(E)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	24,161	612,510	3.94	30,190	676,093	4.47	35,566	702,202	5.06	37,846	770,727	4.91
増減率	yoy%	-			25.0			17.8			6.4		
カード	Card	8,167	221,652	3.68	11,025	256,280	4.30	15,236	274,328	5.55	16,187	312,935	5.17
総合斡旋	Shopping	2,334	61,514	3.79	2,337	64,070	3.65	2,412	71,509	3.37	2,519	84,778	2.97
キャッシング	Cashing	5,833	160,138	3.64	8,688	192,210	4.52	12,823	202,820	6.32	13,669	228,157	5.99
個品斡旋	Installment Sales Finance	5,308	146,579	3.62	5,229	170,856	3.06	6,067	175,636	3.45	5,349	189,646	2.82
ライフキャッシュプラザ	Loan Card (Life Play Card)	3,949	89,560	4.41	6,432	117,647	5.47	10,570	135,543	7.80	12,121	157,704	7.69
信用保証	Guarantee	4,527	102,314	4.42	3,133	85,206	3.68	2,342	74,689	3.14	1,932	73,902	2.61
住宅	Home Loan	1,368	51,622	2.65	2,055	45,542	4.51	522	41,525	1.26	730	36,101	2.02
その他	Other	842	783	107.54	2,316	562	412.09	830	480	172.76	1,527	440	347.18

※その他には、カード事故や加盟店未精算の償却を含んでおります。

買上金額(取扱高)ベース／年間比較 (Write-off / Transaction Volume / YOY%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3			03/3			04/3			2005/3(E)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	2,334	233,633	1.00	2,337	274,479	0.85	2,412	318,115	0.76	2,519	386,015	0.65

17. ライフ利回り (Average Yield / LIFE)

営業債権ベース(Managed Asset Basis)

(%)

年/決算月 (Fiscal Year)		02/3		03/3		04/3		2005/3 (E)	
			増減数		増減数		増減数		増減数
合計	Total	12.2	-	15.0	*2.8*	16.4	*1.4*	16.3	*-0.2*
割賦売掛金収益	Installment Receivable	8.5	-	10.0	*1.5*	9.5	*-0.5*	10.1	*0.6*
クレジットカード(ショッピング)	Credit Card Shopping	11.5	-	12.7	*1.1*	11.7	*-0.9*	12.0	*0.2*
信販事業(個品)	Installment Sales Finance	7.1	-	8.9	*1.8*	9.2	*0.3*	9.3	*0.1*
営業貸付収益	Loans (Cash Advance)	23.0	-	24.8	*1.8*	24.3	*-0.4*	24.3	*-0.1*
カードキャッシング	with Credit Card	22.1	-	24.0	*2.0*	23.8	*-0.3*	23.6	*-0.2*
キャッシュプラザ	with Loan Card (Life Play Card)	25.1	-	26.3	*1.1*	25.4	*-0.9*	25.3	*-0.1*
信用保証	Guarantee	2.5	-	2.8	*0.4*	3.4	*0.6*	4.0	*0.6*

注3: ライフのデータのうち、「営業債権ベース」と記されている数値につきましては、債権流動化により会計上はバランスシートから落ちている営業債権をも含めた、「社内管理用の参考数値」です。

Note 3: The data currently described as "Managed asset basis" among the data of a Life is the pro forma amount in which the accounts top also included the operating assets excepted from balance sheet by securitization.

16. ライフ貸倒&不良債権 (Credit Cost & NPL's / LIFE)

営業債権ベース／半期比較 (Write-off / Balance / YTD%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/9 (6M)			03/3 (6M)			03/9 (6M)			04/3 (6M)		
		償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	債権残高 (Balance)	償却率(%) (Write offs ratio)
合計	Total	13,656	660,753	2.07	16,534	676,093	2.45	19,559	688,739	2.84	16,007	702,202	2.28
増減率	YTD%	-			21.1			18.3			-18.2		
カード	Card	5,309	246,075	2.16	5,716	256,280	2.23	8,117	268,210	3.03	7,119	274,328	2.59
総合斡旋	Shopping	1,279	65,225	1.96	1,058	64,070	1.65	1,354	68,933	1.96	1,058	71,509	1.48
キャッシング	Cashing	4,029	180,849	2.23	4,659	192,210	2.42	6,762	199,277	3.39	6,061	202,820	2.99
個品斡旋	Installment Sales Finance	2,728	168,505	1.62	2,501	170,856	1.46	3,991	171,041	2.33	2,077	175,636	1.18
ﾗｲﾌｷｬｯｼｭﾌﾟﾗｻﾞ	Loan Card (Life Play Card)	2,829	106,536	2.66	3,603	117,647	3.06	5,408	125,050	4.32	5,163	135,543	3.81
信用保証	Guarantee	2,628	14,090	18.65	505	85,206	0.59	1,665	80,450	2.07	677	74,689	0.91
住宅	Home Loan	46	370	12.43	2,009	45,542	4.41	124	43,167	0.29	398	41,525	0.96
その他	Other	114	125,175	0.09	2,202	562	391.81	255	821	31.10	574	480	119.58

※その他には、カード事故や加盟店未精算の償却を含んでおります。

買上金額(取扱高)ベース／半期比較 (Write-off / Transaction Volume / YTD%)

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/9 (6M)			03/3 (6M)			03/9 (6M)			04/3 (6M)		
		償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)	償却金額 (Write offs)	買上額 (Volume)	償却率(%) (Write offs ratio)
総合斡旋	Shopping	1,279	133,774	0.96	1,058	140,705	0.75	1,354	151,159	0.90	1,058	166,956	0.63

18. 事業者ローン2社の営業指標 *(Review of Operation / Small Business Loan 2 Company)*

(1)ビジネクスト*(Businext / JV with Sumitomo Trust & Banking started April 2001)*

年/決算月 *(Fiscal Year)*				02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	8,116	–	15,397	89.7	27,591	79.2	46,949	70.2
口座数	(千件)	*Customer Accounts*	*(Thousand)*	5	–	12	130.3	22	77.9	33	50.0
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	1,449	–	1,194	−17.6	1,203	0.8	1,400	16.4
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	4	–	8	78.3	12	47.4	14	16.7
平均名目金利	(%)	*Average interest rate*	*(%)*	15.5	–	15.4	*−0.1*	15.3	*−0.1*	15.2	*−0.1*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	1.1	–	2.6	*1.5*	3.6	*1.0*	3.3	*−0.3*
営業店舗数	(店)	*Loan Business Branches*		2	–	3	*1*	2	*−1*	3	*1*
有人店舗		*Staffed*		2	–	3	*1*	2	*−1*	3	*1*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–
社員数	(人)	*Number of Employees*		47	–	47	*0*	57	*10*	68	*11*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

(2)シティズ*(City's / Acquisition : Oct 2002)*

年/決算月 *(Fiscal Year)*				02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3	増減率(yoy%)	2005/3 *(E)*	増減率(yoy%)
営業貸付金残高	(百万円)	*Loans Outstanding*	*(¥ Million)*	–	–	29,176	–	31,214	7.0	44,736	43.3
口座数	(千件)	*Customer Accounts*	*(Thousand)*	–	–	15	–	15	1.4	20	33.3
一口座当たり残高	(千円)	*Per Account*	*(¥ Thousand)*	–	–	1,908	–	2,014	5.5	2,165	7.5
新規顧客件数	(千件)	*New Accounts*	*(Thousand)*	–	–	2	–	4	115.5	7	75.0
平均名目金利	(%)	*Average interest rate*	*(%)*	–	–	26.2	–	26.0	*−0.2*	27.6	*1.6*
貸倒償却率	(%)	*Write off Ratio*	*(%)*	–	–	5.0	–	1.6	*−3.4*	1.6	*0.0*
営業店舗数	(店)	*Loan Business Branches*		–	–	37	–	38	*1*	42	*4*
有人店舗		*Staffed*		–	–	37	–	38	*1*	42	*4*
無人店舗		*Unstaffed*		–	–	–	–	–	–	–	–
社員数	(人)	*Number of Employees*		–	–	461	–	446	*−15*	583	*137*

注） 斜体数値は増減数　　Notes:Italic Font = Increase or Decrease

19. 消費者金融グループ会社の営業指標 (Review of Operation / Consumer Finance Group)

(1)ハッピークレジット (Happy Credit / Acquisition : June 2000)

年/決算月 (Fiscal Year)				02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3 ①	増減率(yoy%)
営業貸付金残高	(百万円)	Loans Outstanding	(¥ Million)	32,428	19.6	31,587	-2.6	27,432	-13.2
口座数	(千件)	Customer Accounts	(Thousand)	105	20.8	105	-0.2	91	-13.2
一口座当たり残高	(千円)	Per Account	(¥ Thousand)	306	-0.9	299	-2.4	299	0.0
新規顧客件数	(千件)	New Accounts	(Thousand)	37	40.2	26	-30.1	9	-62.0
平均名目金利	(%)	Average interest rate	(%)	29.5	*-0.5*	29.4	*-0.2*	29.3	*-0.1*
貸倒償却率	(%)	Write off Ratio	(%)	8.1	*2.0*	14.1	*5.9*	16.4	*2.3*
営業店舗数	(店)	Loan Business Branches		58	*2*	57	*-1*	57	*0*
有人店舗		Staffed		36	*1*	33	*-3*	33	*0*
無人店舗		Unstaffed		22	*1*	24	*2*	24	*0*
社員数	(人)	Number of Employees		156	*-23*	168	*12*	156	*-12*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease
※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

トライト (Tryto / Merged : April 2004)

04/3 ①+②+③	2005/3(E)	増減率(yoy%)
58,355	57,056	-2.2
175	172	-1.7
332	328	-1.2
23	40	73.9
-	29.0	-
14.7	13.8	*-0.9*
107	101	*-6*
50	49	*-1*
57	52	*-5*
278	255	*-23*

(2)信和 (Sinwa / Acquisition : June 2000)

年/決算月 (Fiscal Year)				02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3 ②	増減率(yoy%)
営業貸付金残高		Loans Outstanding	(¥ Million)	21,169	25.5	22,263	5.2	19,993	-10.2
口座数	(千件)	Customer Accounts	(Thousand)	57	22.5	63	9.5	55	-11.5
一口座当たり残高	(千円)	Per Account	(¥ Thousand)	366	2.5	352	-4.0	357	1.4
新規顧客件数	(千件)	New Accounts	(Thousand)	19	73.7	19	0.0	7	-62.3
平均名目金利	(%)	Average interest rate	(%)	28.9	*-0.4*	29.0	*0.1*	29.1	*0.1*
貸倒償却率	(%)	Write off Ratio	(%)	5.6	*2.5*	11.2	*5.6*	14.8	*3.6*
営業店舗数	(店)	Loan Business Branches		35	*0*	35	*0*	32	*-3*
有人店舗		Staffed		11	*1*	11	*0*	11	*0*
無人店舗		Unstaffed		24	*-1*	24	*0*	21	*-3*
社員数	(人)	Number of Employees		62	*-12*	70	*8*	64	*-6*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease
※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

(3)山陽信販 (Sanyo Shinpan / Acquisition : June 2001)

年/決算月 (Fiscal Year)				02/3	増減率(yoy%)	03/3	増減率(yoy%)	04/3 ③	増減率(yoy%)
残高	(百万円)	Balance	(¥ Million)	11,390	5.1	11,867	4.2	10,929	-7.9
営業貸付金		Loans Outstanding		9,646	30.8	11,187	16.0	10,646	-4.8
割賦売掛金		Installment Receivable		1,740	-49.7	677	-61.1	280	-58.6
信用保証売掛金		Guarantee		2	-39.2	2	-11.0	2	-21.0
口座数	(千件)	Customer Accounts	(Thousand)	26	8.4	27	3.8	27	-0.3
一口座当たり残高 ※1	(千円)	Per Account ※1	(¥ Thousand)	358	20.6	400	11.7	382	-4.5
新規顧客件数	(千件)	New Accounts	(Thousand)	5	-	6	27.9	6	3.0
平均名目金利	(%)	Average interest rate	(%)	-	-	27.9	-	27.3	*-0.6*
貸倒償却率	(%)	Write off Ratio	(%)	4.7	*-5.2*	6.7	*1.9*	10.3	*3.7*
営業店舗数	(店)	Loan Business Branches		20	*-2*	18	*-2*	18	*0*
有人店舗		Staffed		7	*-2*	6	*-1*	6	*0*
無人店舗		Unstaffed		13	*0*	12	*-1*	12	*0*
社員数	(人)	Number of Employees		75	*-4*	64	*-11*	58	*-6*

注) 斜体数値は増減数　Notes: Italic Font = Increase or Decrease
※1:営業貸付金/口座数　※1 Loans Outstanding / Customer Account
※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

20. 事業者ローン2社の損益の内訳 *(Revenue and Expenses / Small Business Loan 2 Company)*

(1)ビジネクスト *(Businext / JV with Sumitomo Trust & Banking started April 2001)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	366	100.0	1,749	100.0	377.6	3,014	100.0	72.3	5,561	100.0	84.5
営業貸付金利息	*Interest Income*	366	100.0	1,748	99.9	377.6	3,002	99.6	71.7	5,517	99.2	83.8
その他	*Other*	0	0.0	1	0.1	433.6	12	0.4	772.1	44	0.8	266.7
営業費用	*Operating Expenses*	3,037	829.8	2,341	133.8	-22.9	4,058	134.6	73.3	5,135	92.3	26.5
金融費用	*Financial Expenses*	29	7.9	232	13.3	699.0	372	12.3	60.1	757	13.6	103.5
広告宣伝費	*Advertising Expenses*	1,860	508.2	698	39.9	-62.5	696	23.1	-0.2	685	12.3	-1.6
貸倒費用	*Credit Cost*	378	103.3	423	24.2	11.9	1,969	65.3	365.5	2,473	44.5	25.6
人件費	*Salaries*	297	81.1	381	21.8	28.3	466	15.5	22.3	605	10.9	29.8
その他	*Other*	472	129.0	605	34.6	28.3	552	18.3	-8.8	613	11.0	11.1
営業利益	*Operating Income*	-2,671	-729.8	-591	-33.8	77.9	-1,043	-34.6	-76.4	425	7.6	140.7
営業外収益	*Non-operating Income*	75	20.5	5	0.3	-92.6	17	0.6	216.0	-	-	-
営業外費用	*Non-operating Expenses*	0	0.0	4	0.2	44,477.8	3	0.1	-10.7	-	-	-
経常利益	*Ordinary Income*	-2,595	-709.0	-589	-33.7	77.3	-1,029	-34.1	-74.5	425	7.6	141.3
特別利益	*Extraordinary Income*	-	-	-	-	-	-	-	-	-	-	-
特別損失	*Extraordinary Losses*	-	-	8	0.5	-	3	0.1	-52.8	-	-	-
税引前利益	*Income before Income Taxes*	-2,595	-709.0	-597	-34.2	77.0	-1,033	-34.3	-72.8	425	7.6	141.1
法人税･住民税及び事業税	*Income Taxes*	5	1.4	3	0.2	-26.8	3	0.1	-0.1	3	0.1	0.0
法人税等調整額	*Effect of a Tax Consequences*	-	-	-	-	-	-	-	-	-	-	-
当期純利益	*Net Income*	-2,600	-710.4	-601	-34.4	76.9	-1,036	-34.4	-72.3	422	7.6	140.7

(2)シティズ *(City's / Acquisition : Oct 2002)*

(百万円/¥ *Million*)

年/決算月 *(Fiscal Year)*		02/3	営業収益比 (%)	03/3	営業収益比 (%)	増減率 (yoy%)	04/3	営業収益比 (%)	増減率 (yoy%)	2005/3 *(E)*	営業収益比 (%)	増減率 (yoy%)
営業収益	*Operating Revenue*	-	-	3,470	100.0	-	7,414	100.0	-	9,786	100.0	32.0
営業貸付金利息	*Interest Income*	-	-	3,463	99.8	-	7,307	98.6	-	9,674	98.9	32.4
その他	*Other*	-	-	6	0.2	-	107	1.4	-	112	1.1	4.7
営業費用	*Operating Expenses*	-	-	3,956	114.0	-	4,371	59.0	-	7,953	81.3	81.9
金融費用	*Financial Expenses*	-	-	274	7.9	-	390	5.3	-	581	5.9	49.0
広告宣伝費	*Advertising Expenses*	-	-	19	0.6	-	71	1.0	-	231	2.4	225.4
貸倒費用	*Credit Cost*	-	-	1,853	53.4	-	327	4.4	-	1,641	16.8	401.8
人件費	*Salaries*	-	-	1,211	34.9	-	2,416	32.6	-	3,516	35.9	45.5
その他	*Other*	-	-	597	17.2	-	1,166	15.7	-	1,982	20.3	70.0
営業利益	*Operating Income*	-	-	-486	-14.0	-	3,043	41.0	-	1,833	18.7	-39.8
営業外収益	*Non-operating Income*	-	-	14	0.4	-	23	0.3	-	3	0.0	-87.0
営業外費用	*Non-operating Expenses*	-	-	32	0.9	-	19	0.3	-	26	0.3	36.8
経常利益	*Ordinary Income*	-	-	-503	-14.5	-	3,047	41.1	-	1,811	18.5	-40.6
特別利益	*Extraordinary Income*	-	-	3	0.1	-	7	0.1	-	-	-	-
特別損失	*Extraordinary Losses*	-	-	4	0.1	-	13	0.2	-	17	0.2	30.8
税引前利益	*Income before Income Taxes*	-	-	-504	-14.5	-	3,041	41.0	-	1,793	18.3	-41.0
法人税･住民税及び事業税	*Income Taxes*	-	-	7	0.2	-	952	12.8	-	1,096	11.2	15.1
法人税等調整額	*Effect of a Tax Consequences*	-	-	-212	-6.1	-	553	7.5	-	-302	-3.1	-154.6
当期純利益	*Net Income*	-	-	-299	-8.6	-	1,535	20.7	-	999	10.2	-34.9

※2002年10月1日より連結子会社となったため、03/3期実績は半期分のみの実績。

21. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Group)*

(1) ハッピークレジット *(Happy Credit / Acquisition : June 2000)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3	増減率 ※	03/3	増減率 (yoy%)	04/3 ①	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	7,987	31.2	8,507	6.5	7,400	100.0	-13.0
営業貸付金利息	Interest Income	7,793	31.3	8,347	7.1	7,227	97.7	-13.4
その他	Other	194	25.2	160	-17.5	172	2.3	7.5
営業費用	Operating Expenses	7,439	13.0	8,482	14.0	7,116	96.2	-16.1
金融費用	Financial Expenses	761	26.8	840	10.4	693	9.4	-17.5
広告宣伝費	Advertising Expenses	498	60.6	329	-33.9	121	1.6	-63.0
貸倒費用	Credit Cost	3,984	8.2	4,971	24.8	4,052	54.8	-18.5
人件費	Salaries	1,030	11.1	1,045	1.5	1,053	14.2	0.8
その他	Other	1,165	9.7	1,295	11.2	1,193	16.1	-7.8
営業利益	Operating Income	547	-210.5	25	-95.4	284	3.8	1,032.2
営業外収益	Non-operating Income	3	-57.1	10	154.9	6	0.1	-34.2
営業外費用	Non-operating Expenses	3	650.0	9	184.6	1	0.0	-86.1
経常利益	Ordinary Income	548	-212.3	26	-95.2	289	3.9	1,008.3
特別利益	Extraordinary Income	-	-	-	-	-	-	-
特別損失	Extraordinary Losses	99	-	4	-95.1	39	0.5	704.3
税引前利益	Income before Income Taxes	449	-192.0	21	-95.3	250	3.4	1,078.4
法人税·住民税及び事業税	Income Taxes	440	-41.0	1	-99.7	1	0.0	24.4
法人税等調整額	Effect of a Tax Consequences	-143	-116.4	10	-107.3	104	1.4	904.4
当期純利益	Net Income	152	-141.9	9	-93.9	143	1.9	1,439.3

※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

トライト *(Tryto / Merged : April 2004)*

04/3 ①+②+③	2005/3(E)	営業収益比 (%)	増減率 (yoy%)
15,663	14,525	100.0	-7.3
15,386	14,199	97.8	-7.7
277	325	2.2	17.3
14,308	13,425	92.4	-6.2
1,321	1,163	8.0	-12.0
443	900	6.2	103.2
7,915	7,061	48.6	-10.8
1,988	1,942	13.4	-2.3
2,639	2,357	16.2	-10.7
1,355	1,100	7.6	-18.8
41	35	0.2	-14.6
17	130	0.9	664.7
1,378	1,005	6.9	-27.1
0	-	-	-
127	175	1.2	37.8
1,252	829	5.7	-33.8
80	8	0.1	-90.0
470	328	2.3	-30.2
701	492	3.4	-29.8

(2) 信和 *(Sinwa / Acquisition : June 2000)*

(百万円/¥ Million)

年/決算月 (Fiscal Year)		02/3	増減率 ※	03/3	増減率 (yoy%)	04/3 ②	営業収益比 (%)	増減率 (yoy%)
営業収益	Operating Revenue	5,249	39.9	5,949	13.3	5,429	100.0	-8.7
営業貸付金利息	Interest Income	5,204	39.9	5,913	13.6	5,349	98.5	-9.5
その他	Other	45	50.0	35	-20.6	79	1.5	123.1
営業費用	Operating Expenses	4,342	72.8	5,827	34.2	4,415	81.3	-24.2
金融費用	Financial Expenses	364	2.5	435	19.6	364	6.7	-16.4
広告宣伝費	Advertising Expenses	416	39.1	345	-17.0	181	3.3	-47.5
貸倒費用	Credit Cost	2,133	190.2	3,637	70.4	2,505	46.1	-31.1
人件費	Salaries	486	16.8	508	4.4	514	9.5	1.3
その他	Other	941	33.1	900	-4.3	850	15.7	-5.6
営業利益	Operating Income	907	-26.7	121	-86.6	1,013	18.7	731.8
営業外収益	Non-operating Income	21	-47.5	20	-6.9	28	0.5	40.3
営業外費用	Non-operating Expenses	15	-79.7	23	55.2	14	0.3	-38.2
経常利益	Ordinary Income	913	-24.1	118	-87.0	1,027	18.9	766.7
特別利益	Extraordinary Income	49	4,800.0	13	-73.7	-	-	-
特別損失	Extraordinary Losses	208	230.2	3	-98.4	35	0.7	939.8
税引前利益	Income before Income Taxes	754	-33.9	128	-83.0	991	18.3	674.1
法人税·住民税及び事業税	Income Taxes	740	65.9	496	-33.0	69	1.3	-86.1
法人税等調整額	Effect of a Tax Consequences	-333	287.2	-371	11.5	368	6.8	-199.1
当期純利益	Net Income	347	-43.0	3	-98.9	553	10.2	14,381.0

※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

次頁から

21. 消費者金融グループ会社の損益の内訳 *(Revenue and Expenses / Consumer Finance Group)*

(3)山陽信販 *(Sanyo Shinpan / Acquisition : June 2001)*

前頁へ

(百万円/¥ Million)

年/決算月(Fiscal Year)		02/3 金額	03/3	03/3 増減率 (yoy%)	04/3 ③	04/3 営業収益比 (%)	04/3 増減率 (yoy%)
営業収益	Operating Revenue	2,361	2,837	20.2	2,834	100.0	-0.1
貸付金利息	Interest Income	2,341	2,809	20.0	2,809	99.1	0.0
割賦売掛金	Installment Receivable	303	121	-59.9	47	1.7	-60.7
営業貸付金	Loans (Cash Advance)	2,038	2,687	31.8	2,761	97.4	2.7
信用保証売掛金	Guarantee	0	0	-20.9	0	0.0	-23.6
その他の金融収益	Other Financial Revenue	0	0	-87.3	0	0.0	-30.8
その他の営業収益	Other Operating Revenue	19	28	44.6	24	0.9	-11.8
営業費用	Operating Expenses	2,448	2,577	5.3	2,776	97.9	7.7
金融費用	Financial Expenses	285	283	-0.6	263	9.3	-7.3
広告宣伝費	Advertising Expenses	211	206	-2.3	139	4.9	-32.3
貸倒関連費用	Credit Cost	752	1,059	40.8	1,357	47.9	28.2
人件費	Salaries	504	439	-12.9	419	14.8	-4.4
その他	Other	694	588	-15.3	595	21.0	1.2
営業利益	Operating Income	-86	260	400.2	58	2.1	-77.7
営業外収益	Non-operating Income	13	6	-56.0	6	0.2	0.3
営業外費用	Non-operating Expenses	6	7	10.3	1	0.1	-74.6
経常利益	Ordinary Income	-79	259	426.2	62	2.2	-75.9
特別利益	Extraordinary Income	0	-	-	0	0.0	-
特別損失	Extraordinary Losses	584	3	-99.4	52	1.8	1,417.8
税引前利益	Income before Income Taxes	-663	255	138.6	10	0.4	-95.7
法人税·住民税及び事業税	Income Taxes	1	56	4382.8	9	0.3	-83.6
法人税等調整額	Effect of a Tax Consequences	-275	105	-138.2	-2	-0.1	-102.4
当期純利益	Net Income	-389	93	124.1	4	0.1	-95.6

※ハッピークレジット、信和、山陽信販は2004年4月より3社統合(トライト設立)の為、2005年3月期の計画値はトライトにて開示しております。

22. 消費者金融業界動向 (Overview of Consumer Credit Industry)

(1) 形態別主要会社の貸付上限金利
(Maximum Interest Rates of Unsecured Loans in the Competitive Sectors)

業態 Type of Companies	会社名 Company Name		キャッシング Cashing
消費者金融 Consumer Credit	アイフル	AIFUL	28.835
	武富士	Takefuji	27.375
	アコム	Acom	27.375
	プロミス	Promise	25.550
信販 Shinpan (Sales Finance) Companies	ライフ	Life	29.200
	日本信販	Nippon Shinpan	27.600
	オリコ	Orico	27.600
	ジャックス	Jaccs	18.000
	アプラス	Aplus	29.160
	セントラルファイナンス	Central Finance	28.800
流通系 Distributor - affiliated Credit Card Companies	クレディセゾン	Credit Saison	25.000
	ダイエーオーエムシー	Daiei OMC	28.800
	イオンクレジットサービス	Aeon Credit Service	25.600
銀行系 Bank - affiliated Credit Card Companies	ジェーシービー	JCB	27.800
	三井住友カード	Sumitomo Mitsui Card	27.800
	ユーシーカード	UC Card	27.800
	ディーシーカード	DC Card	27.800

注：金利は各社のホームページおよびヒアリングによる数値となっております。
Note: The interest rates are those as indicated on homepages of and obtained through consultations with each company.

(2) 自己破産申請件数の推移
(Trend of Personal Bankruptcy in Japan)

○1998年～2004年2月推移 *(Number of Petitions 1998-Feb 2004)*

暦年	件数	前年比
1998年	103,803 件	26.2%
1999年	122,741 件	45.6%
2000年	139,281 件	18.2%
2001年	160,419 件	13.5%
2002年	214,633 件	33.8%
2003年	242,377 件	12.9%
1月 Jan	15,296 件	27.6%
2月 Feb	19,511 件	25.7%
3月 Mar	21,863 件	26.3%
4月 Apr	22,126 件	23.6%
5月 May	21,310 件	20.1%
6月 Jun	21,789 件	26.1%
7月 Jul	22,991 件	12.3%
8月 Aug	18,162 件	7.5%
9月 Sep	19,589 件	11.4%
10月 Oct	20,851 件	1.2%
11月 Nov	17,207 件	-11.5%
12月 Dec	21,682 件	-1.0%
2004年	31,926 件	-8.3%
1月 Jan	14,000 件	-8.5%
2月 Feb	17,926 件	-8.1%

出所：最高裁判所　Source:Japanese Supreme Court

(3) 形態別信用供与残高 *(Overall Balance of Consumer Credit in Japan)*

(億円/¥ 100Million)

	消費者信用市場 Consumer Credit Market		販売信用(ショッピング) Credit Sales (Shopping)		クレジットカード Credit Card		個品割賦 Installment Credit		消費者金融 Consumer Finance		預貯金担保 Deposited Collateral		消費者ローン計 Consumer Loans		銀行等金融機関 Banks & Other Financial Institutions		消費者金融会社 Consumer Finance Companies		信販・カード会社 Credit Sales & Credit Card Companies		その他 Other	
		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)		伸び率(yoy%)
1993年	741,048	3.6	166,862	-1.3	22,254	-7.6	144,608	-0.3	574,186	5.1	194,009	21.9	380,177	-1.8	296,395	-3.4	39,970	9.1	39,631	0.4	4,181	-0.8
1994年	749,110	1.1	170,164	2.0	23,606	6.1	146,558	1.3	578,946	0.8	206,514	6.4	372,432	-2.0	283,765	-4.3	44,982	12.5	39,472	-0.4	4,213	0.8
1995年	748,005	-0.1	177,166	4.1	24,887	5.4	152,279	3.9	570,839	-1.4	198,822	-3.7	372,017	-0.1	272,482	-4.0	52,082	15.8	43,081	9.1	4,372	3.8
1996年	752,407	0.6	182,892	3.2	27,875	12.0	155,017	1.8	569,515	-0.2	195,480	-1.7	374,035	0.5	262,502	-3.7	59,634	14.5	47,293	9.8	4,606	5.4
1997年	743,335	-1.2	182,621	-0.1	28,927	3.8	153,694	-0.9	560,714	-1.5	187,847	-3.9	372,867	-0.3	251,897	-4.0	65,179	9.3	50,928	7.7	-	5.6
1998年	709,823	-4.5	171,535	-6.1	29,852	3.2	141,683	-7.8	538,288	-4.0	182,329	-2.9	355,959	-4.5	231,478	-8.1	71,371	9.5	48,188	-5.4	4,922	1.2
1999年	668,243	-5.9	163,518	-4.7	31,018	3.9	132,500	-6.5	504,725	-6.2	153,514	-15.8	351,211	-1.3	217,957	-5.8	78,586	10.1	49,763	1.8	4,905	-0.3
2000年	652,247	-2.4	159,639	-2.4	32,735	5.5	126,907	-4.2	492,608	-2.4	135,988	-11.4	356,620	1.5	210,091	-3.6	88,489	12.6	53,389	7.3	4,651	-5.2
2001年	635,927	-2.5	153,683	-3.7	33,649	2.8	120,034	-5.4	482,244	-2.1	123,727	-9.0	358,517	0.5	199,793	-4.9	96,918	9.5	56,652	6.1	5,154	10.8
2002年	607,750	-4.4	148,353	-3.5	35,675	6.0	112,678	-6.1	459,397	-4.7	106,498	-13.9	352,849	-1.6	185,566	-7.1	102,357	5.6	59,434	4.9	5,492	6.6

出所：(社)日本クレジット産業協会「消費者信用市場統計」
Source: Consumer Credit Market Statistics, Japan Consumer Credit Industry Association

EXHIBIT 8

File No. 82-4802

AIFUL PRESS RELEASE

AIFUL Corporation (8515)

381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan

Mr. Yoshitaka Fukuda, President & CEO

Listings: Tokyo Stock Exchange First Section,

Osaka Stock Exchange First Section,

Fiscal year end: March 31

For information, contact: Mr. Kenichi Kayama

General Manager, Public Relations Department

Tel: 03-3274-3560

AIFUL Announce 40th Unsecured Straight Bond Issues

TOKYO, April 2 , 2004 – AIFUL Corporation announced its 40th unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 40th Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.03% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	April 2, 2004
Payment date:	April 15, 2004
Maturity date:	April 15, 2009 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Daiwa Securities SMBC Co. Ltd. UBS Securities Japan Ltd
Trustees:	The Chuo Mitsui Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

AIFUL PRESS RELEASE

AIFUL Corporation (8515)
381-1, Takasago-cho, Gojo-Agaru, Karasuma-Dori, Shimogyo-ku, Kyoto 600-8420, Japan
Mr. Yoshitaka Fukuda, President & CEO
Listings: Tokyo Stock Exchange First Section,
Osaka Stock Exchange First Section,
Fiscal year end: March 31
For information, contact: Mr. Kenichi Kayama
General Manager, Public Relations Department
Tel: 03-3274-3560

AIFUL Announce 41st, 42nd Unsecured Straight Bond Issues

TOKYO, May 13 , 2004 - AIFUL Corporation announced its 41st, 42nd unsecured straight bond issues. These bond issues are part of AIFUL's diversified plan for further improvements in financial position, and the continued strengthening of its overall financial health based on careful observation of market movements.

Issue name:	**AIFUL Corporation 41st Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.05% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 13, 2004
Payment date:	May 26, 2004
Maturity date:	May 26, 2009 (5 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Credit Suisse First Boston Securities Japan Limited. J.P. Morgan Securities Inc.
Trustees:	Aozora Bank, Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

Issue name:	**AIFUL Corporation 42nd Unsecured Bond** (Limited Inter-bond Pari Passu Clause)
Issue amount:	10 billion yen
Interest rate:	1.58% per annum
Issue price:	100% of face value; face value equals 100 yen
Offering date:	May 13, 2004
Payment date:	May 26, 2004
Maturity date:	May 26, 2011 (7 year bond redeemable in lump sum at maturity)
Use of funds:	Operating loans
Lead underwriter:	Morgan Stanley Japan Limited. Deutsche Securities Limited.

Trustees:	Sumitomo Trust & Banking Co., Ltd.
Rating:	Japan Credit Rating Agency (JCR) has rated the bonds A Japan Rating and Investment Information, Inc. (R&I) has rated the bonds A- (A minus)

EXHIBIT 9
File No. 82-4802

AIFUL Corporation
Press Release

April 26, 2004

AIFUL to Issue Stock Options

KYOTO – AIFUL Corporation hereby announces that at a meeting of its Board of Directors held April 26, 2004, a resolution was passed to make the following proposal at the 27th Annual General Meeting of Shareholders scheduled for June 25, 2004, seeking approval for the issuance of stock options with favorable terms to persons other than shareholders for the purpose of implementing a stock option system pursuant to Articles 280-20 and 280-21 of the Commercial Code.

1. Reason for issuing stock options

AIFUL will issue stock options without charge to directors and employees at AIFUL and AIFUL subsidiaries for the purpose of increasing motivation to improve the earnings of the AIFUL group and to raise morale.

2. Overview of stock option issuance

(1) Stock option recipients

Directors and employees of AIFUL and AIFUL subsidiaries.

(2) Type and number of shares for stock options

Type of stock: AIFUL common stock
Number of shares: 300,000 shares

In the event of a stock split or reverse stock split following the end of the General Meeting of Shareholders, the number of shares for the stock options shall be adjusted based on the following formula. The said adjustment shall be performed only for the number of shares for stock options exercised at that time. Any fraction of one share resulting from the adjustment shall be rounded down.

Adjusted shares = pre-adjustment shares × ratio of stock split (or reverse stock split)

Additionally, in the event that an adjustment is required as a result of AIFUL merging or consolidating with another company with these stock options remaining in force, or in preparation for such a case, AIFUL shall perform an adjustment as deemed necessary.

(3) Number of stock options to be issued

Maximum of 6,000 stock options. (A total of 50 shares for each stock option. However, in the event of an adjustment in the number of shares as stipulated in (2), the number of stock options shall be similarly adjusted.)

(4) Stock options issue price and calculation basis

No charge.

(5) Amount paid when exercising stock options (exercise price)

The amount paid per stock option shall equal the number of shares for one stock option as stipulated in (2) multiplied by the amount paid per share as determined as follows.

The amount paid per share shall equal 103% of the monthly average (rounded up to the nearest ¥1) of daily (trading holidays excluded) closing prices of AIFUL common stock in regular trading on the Tokyo Stock Exchange during the month prior to the month in which the stock options are issued. However, should this be less than the closing price on the issue date (the nearest day with a closing price in the event there is no closing price on the issue date), then the amount paid per share shall equal the closing price on the issue date.

Following the stock option issuance, the amount paid may be adjusted based on the following formula in the event that AIFUL implements a stock split or reverse stock split. Should the adjustment result in a fraction of ¥1, the figure shall be rounded up.

$$\text{Adjusted amount paid} = \text{pre-adjustment amount paid} \times \frac{1}{\text{Split or reverse split ratio}}$$

AIFUL may also adjust the amount paid (rounded up to the nearest ¥1) based on the following formula in the event that new shares are issued or treasury stock retired for a price less than current market value (except in the cases of converting convertible bonds, exercising stock warrants and stock options, and exercising subscription rights pursuant to Article 280-19 of the Commercial Code prior to revision on April 1, 2002).

$$\text{Adjusted amount paid} = \text{Pre-adjustment amount paid} \times \frac{\text{Shares outstanding} + \dfrac{\text{Newly issued shares} \times \text{Amount paid per share}}{\text{Market value before new share issuance}}}{\text{Shares outstanding} + \text{Newly issued shares}}$$

(6) Period for exercising stock options

July 1, 2005 to June 30, 2009. However, the exercise of stock options may be restricted during the exercise period based on the Stock Option Grant Agreement concluded individually between stock option recipients and AIFUL.

(7) Conditions for exercising stock options

1) Stock option recipients must be a director or employee at AIFUL or an AIFUL subsidiary when exercising stock options. However, in the event of retirement due to

the expiration of one's term in office, mandatory retirement due to one's age, or for another justifiable reason, AIFUL's Board of Directors may deem the retention of stock options to be appropriate.

2) Pledging or otherwise disposing of stock options is not allowed.

3) Other conditions are stipulated in the Stock Option Grant Agreement concluded between AIFUL and stock option recipients based on a resolution of the General Meeting of Shareholders and a resolution of the Board of Directors concerning the stock option issuance.

(8) Reasons and conditions for canceling stock options

1) AIFUL may cancel stock options without charge in the event of the approval of a merger agreement in which AIFUL ceases to exist, or the approval by the General Meeting of Shareholders of a proposal to authorize an agreement for an exchange of shares or a share transfer that would make AIFUL a wholly owned subsidiary.

2) Stock options may be canceled without charge in the event that, prior to exercising their stock options, stock option recipients become unable to exercise their stock options as a result of not fulfilling the conditions stipulated in (7).

(9) Stock option transfer restrictions

Transferring stock options requires the approval of AIFUL's Board of Directors.

(10) Specific matters

Specific matters pertaining to the stock options shall be determined by resolution at subsequent meetings of the Board of Directors.

(Note) The foregoing details are subject to the approval of the "Proposal to Issue Stock Options" at AIFUL's 27th Annual General Meeting of Shareholders.

AIFUL Corporation
Headquarters: 381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code:8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year:Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 10
File No. 82-4802

AIFUL Corporation
Press Release
April 26, 2004

AIFUL Announces Proposed Appointment of New Director, Retirement of Directors and Auditors, and Changes in Appointed Duties

KYOTO – AIFUL Corporation hereby announces the following proposed appointment of a new director, retirement of directors and auditors, and changes in the appointed duties of directors.

1. Proposed appointment of new director
   AIFUL has proposed the appointment of the following new director candidate at its Annual General Meeting of Shareholders scheduled for June 25, 2004.

Name	Current position
Kazuyoshi Wakamatsu (Born February 2, 1957)	General Manager attached to Personnel Department * City's Corporation President

2. Retirement of directors and auditors (effective June 25, 2004)

Name	Current position
Yuji Kataoka	Managing Director General Manager, Personnel Division Inspection Department
Takashi Noda	Director
Tadao Mushiake	Auditor

3. Changes in appointed duties of directors (effective June 25, 2004)

Name	New duties	Current duties
Sadatoshi Kobayashi	Senior Managing Director Information Systems Inspection Department	Senior Managing Director Information Systems
Shintaro Hashima	Managing Director General Manager, Personnel Division General Affairs Department Legal Department	Managing Director General Affairs Department Legal Department

AIFUL Corporation
Headquarters:381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President: Yoshitaka Fukuda
Stock code:8515
Exchanges: TSE 1st Section; OSE 1st Section
Fiscal year:Ending March 31
Inquiries: Kenichi Kayama, General Manager, Public Relations Department
Telephone: (03) 3274-3560 (Public Relations)
(03) 3274-4561 (Investor Relations)
Fax: (03) 3274-4581

EXHIBIT 11
File No. 82-4802

AIFUL Corporation
Press Release

May 20, 2004

AIFUL Announces Proposed Appointment of New Director and Auditor

KYOTO — AIFUL Corporation hereby announces the following proposed appointment of a new director and auditor. The appointment of the new director and auditor is subject to approval at the Annual General Meeting of Shareholders scheduled for June 25, 2004.

New director candidate

Name	Position
Tetsuo Ninomiya	Director Deputy General Manager, Management Planning Division

Brief career history of new director candidate

Name	Career history		
Tetsuo Ninomiya (Born November 24, 1947)	1971	April	Joined Nippon Fudosan Bank, Ltd. (currently Aozora Bank, Ltd.)
	1992	December	Senior Manager, Marketing Division IX, Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.)
	1994	August	General Manager, Industry Research Division, Nippon Credit Bank, Ltd.
	1996	February	Senior Manager, Credit Division, Nippon Credit Bank, Ltd.
	1997	June	General Manager, Osaka Marketing Division III, Osaka Branch, Nippon Credit Bank, Ltd.
	1998	October	General Manager, Marketing Division VII, Nippon Credit Bank, Ltd.
	1999	July	General Manager, Marketing Division V and Marketing Division VII, Nippon Credit Bank, Ltd.
	1999	December	General Manager, Marketing Division V, Nippon Credit Bank, Ltd.
	2001	April	Executive Officer, Aozora Bank, Ltd.

Tetsuo Ninomiya is to assume the position of advisor at AIFUL on June 1, 2004.

New auditor candidate and brief career history

Name	Career history		
Yasuo Hotta (Born April 6, 1948)	1971	April	Joined Mitsubishi Trust and Banking Corp.
	1993	June	General Manager, Omiya Branch, Mitsubishi Trust and Banking Corp.
	1997	November	General Manager, Sendai Branch, Mitsubishi Trust and Banking Corp.
	1999	June	General Manager, Pension Management Division, Mitsubishi Trust and Banking Corp.
	2002	June	Director, Master Trust Bank of Japan, Ltd.

Yasuo Hotta is a candidate for independent auditor, a position stipulated in Article 18-1 of the Law concerning Exceptions to the Commercial Code relating to Auditors at Corporations.

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3274-4561 (Investor Relations)
Fax:	(03) 3274-4581

EXHIBIT 12
File No. 82-4802

AIFUL Corporation
Press Release
June 11, 2004

AIFUL TO ACQUIRE WIDE CORPORATION

On June 11, 2004, AIFUL Corporation ("AIFUL") and Wide Corporation ("WIDE") have reached agreement for AIFUL to acquire WIDE. Under the terms of the merger agreement, which has been approved by each company's board of directors, AIFUL will be entitled to receive 100% of WIDE common stock. The acquisition is expected to be completed by the end of June 2004.

1. Objective of the acquisition

The acquisition:

- Meets AIFUL's stated objective of growing consumer loan by M&A, adding a significant business with over 195 thousand existing customers accounts and loans outstanding of JPY 94,033 million. (As of March 31, 2004)
- Delivers national coverage in Japan for the company's second brand sub-prime consumer lending business with 294 branches and 3 call centers mainly located in east Japan.
- Provides the opportunity for significant funding, cost and revenue synergies.

2. Corporate profile of WIDE

(1)	Company name	Wide corporation	
(2)	Representative	Mitsuo Yanagi	
(3)	Address of head office	2-3-25 Shimotomatsuri, Utsunomiya-shi, Tochigi	
(4)	Establishment	May 1984	
(5)	Business	Consumer Finance	
(6)	Fiscal year period	March	
(7)	Number of employees	368	
(8)	Branches	Staffed 33, Unmanned 261, Centralized Operation Center 3	
(9)	Paid in capital	JPY 2,555 million	
(10)	Shares Outstanding	32,135 shares	
(11)	Major Shareholders	Sei Saito	54.6%
		ITOCHU Finance Corporation	25.0%
		Sachiko Saito	7.3%
		Mitsuo Yanagi	3.7%

- Financial results

(JPY : million)	March 2003	March 2004
Operating revenue*	20,411	23,529
Operating income	2,250	1,968
Ordinary income	2,208	1,967
Net income	926	336
Total Assets*	95,826	106,693
Shareholders' Equity	12,331	12,451
Loans Outstanding*	81,255	94,033

*Figures are on a receivables basis that includes receivables dropped from the balance sheet as a result of securitization.

3. Shares to be acquired by AIFUL

Shareholder Name	Number of Shares to Acquire (Shares)	Percent (%)
Sei Saito	17,545	54.6
ITOCHU Finance Corporation	8,035	25.0
Sachiko Saito	2,333	7.3
Mitsuo Yanagi	1,200	3.7
Other	3,022	9.4
Total	32,135	100.0

AIFUL Corporation

Headquarters:	381-1 Takasagocho, Gojo Agaru, Karasumadori, Shimogyo-ku, Kyoto
President:	Yoshitaka Fukuda
Stock code:	8515
Exchanges:	TSE 1st Section; OSE 1st Section
Fiscal year:	Ending March 31
Inquiries:	Kenichi Kayama, General Manager, Public Relations Department
Telephone:	(03) 3274-3560 (Public Relations) (03) 3272-8031 (Investor Relations)
Fax:	(03) 3274-4581